AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1999



                                                      REGISTRATION NO. 333-76979

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------


                                 PRE-EFFECTIVE


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------

                   THE SOURCE INFORMATION MANAGEMENT COMPANY
             (Exact Name of Registrant as Specified in Its Charter)

                  MISSOURI                                       43-1710906
      (State or Other Jurisdiction of                (IRS Employer Identification No.)
       Incorporation or Organization)

       11644 LILBURN PARK ROAD, ST. LOUIS, MISSOURI 63146 (314) 995-9040 (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                      ------------------------------------

                                W. BRIAN RODGERS
                     SECRETARY AND CHIEF FINANCIAL OFFICER
                   THE SOURCE INFORMATION MANAGEMENT COMPANY
       11644 LILBURN PARK ROAD, ST. LOUIS, MISSOURI 63146 (314) 995-9040
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                      ------------------------------------

                                WITH COPIES TO:

          JOHN L. GILLIS, JR., ESQ                      MICHAEL R. LITTENBERG, ESQ.
           ARMSTRONG TEASDALE LLP                         SCHULTE ROTH & ZABEL LLP
    ONE METROPOLITAN SQUARE, SUITE 2600                       900 THIRD AVENUE
       ST. LOUIS, MISSOURI 63102-2740                     NEW YORK, NEW YORK 10022
               (314) 621-5070                                  (212) 756-2000

                      ------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 10, 1999


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                4,000,000 SHARES

                      [THE SOURCE INFORMATION MANAGEMENT COMPANY LOGO]


                                  COMMON STOCK

                            $              PER SHARE

--------------------------------------------------------------------------------

The Source Information Management Company is offering 3,000,000 shares of common stock and the selling stockholders identified in this prospectus are offering 1,000,000 shares. The Source will not receive any proceeds from the sale of shares by the selling stockholders. This is a firm commitment underwriting.


The common stock is listed on the Nasdaq National Market under the symbol "SORC." On June 9, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $16.25 per share.



INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.


                                                  PER SHARE        TOTAL
                                                 ------------   ------------
 Price to the public...........................  $              $
 Underwriting discount.........................
 Proceeds to The Source........................
 Proceeds to the selling stockholders..........

The selling stockholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 600,000 additional shares from certain of the selling stockholders within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS

                      ING BARING FURMAN SELZ LLC

                                         DONALD & CO. SECURITIES INC.

                The date of this prospectus is           , 1999

                               TABLE OF CONTENTS


                                                                 PAGE
Prospectus Summary..........................................        1
Risk Factors................................................        6
Forward-Looking Statements..................................       10
Common Stock Market Price Data..............................       10
Use of Proceeds.............................................       12
Dividend Policy.............................................       12
Capitalization..............................................       13
Selected Consolidated Financial Information.................       14
Unaudited Consolidated Pro Forma Financial Information......       16
Management's Discussion and Analysis of Financial Condition
and Results of Operations...................................       18
Business....................................................       29
Management..................................................       37
Principal and Selling Stockholders..........................       43
Certain Related Transactions................................       44
Description of Capital Stock................................       45
Underwriting................................................       47
Legal Matters...............................................       48
Experts.....................................................       49
Where You Can Find More Information.........................       50
Index to Financial Statements...............................      F-1


                      ------------------------------------

As used in this prospectus, the terms "we," "us," "our" and "The Source" mean The Source Information Management Company and its subsidiaries (unless the context indicates a different meaning) and the term "common stock" means our common stock, $0.01 par value per share. References to "U.S. Marketing" mean U.S. Marketing Services, Inc. and its affiliates, Brand Manufacturing Corporation, TCE Corporation and The Vail Companies, which we acquired in January 1999. References to "Yeager" mean Yeager Industries, Inc., which we acquired in January 1999. References to "MYCO" mean MYCO, Inc. and RY, Inc., which we acquired in February 1999. References to "Chestnut" mean Chestnut Display Systems, Inc. and its affiliate, Chestnut Display Systems (North), Inc., which we acquired in February 1999. References to "ProMark" mean 132127 Canada, Inc., which we acquired in March 1999. References to "Aaron Wire" mean Aaron Wire and Metal Products, Ltd., which we signed a letter of intent in March 1999 to acquire.

Our principal executive offices are located at 11644 Lilburn Park Road, St. Louis, Missouri 63146. Our telephone number is (314) 995-9040.

In October 1997, we effected a 1-for-1.21 reverse stock split. All common share and per share numbers in this prospectus have been restated to reflect the split.

Our fiscal year begins on February 1st and ends on January 31st. For example, fiscal 1999 began on February 1, 1998 and ended on January 31, 1999.


Information stated on a pro forma basis included in this prospectus includes the results of operations of U.S. Marketing and MYCO as if the acquisitions had been consummated February 1, 1998.


The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or
about           , 1999 against payment in immediately available funds.

                               PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. It is not complete and may not contain all of the information you should consider before investing in the shares. You should read the entire prospectus carefully.

                                  THE COMPANY

We are a leading provider of information and management services for retail magazine sales to U.S. and Canadian retailers and magazine publishers. We are also a leading manufacturer of display racks used by retailers at checkout counters.


Through our information services, we provide sales figures and product placement and other related information in various formats, including print, CD-ROM and over the Internet. This information helps users to formulate marketing, distribution and advertising plans and to react more quickly to changing market conditions. Our information services cover approximately 7,000 magazine titles and are provided to over 1,000 retail chains with approximately 100,000 stores and 500,000 checkout counters. We believe we maintain the most comprehensive and up to date information database available for retail magazine sales and magazine placement at checkout counters. We have expanded upon our experience with retail magazine sales to provide similar information and services to confectioners and vendors of general merchandise sold at checkout counters.


Through our management services, we help retailers to increase sales and incentive payment revenues by reconfiguring and designing front-end display racks, supervising fixture installation, selecting products and negotiating, billing and collecting incentive payments from vendors. Historically, as part of our services, we arranged for the manufacture of display racks for many of our customers. Since January 1999, we acquired four display rack manufacturers. Manufacturing display racks in our own facilities allows us to be a full-service provider of management services for the checkout area, or "front-end," of a customer's store. We also can integrate the design and manufacturing processes with our clients' merchandising strategies and better manage the timing of display rack delivery.

We believe that we are well positioned to use our existing relationships with retailers and vendors to cross-sell our information and management services and display rack manufacturing capability.

Industry Overview. A substantial portion of the products sold in retail stores are bought on impulse. It is therefore important to vendors that their products be on prominent display in those areas of a store where they will be seen by the largest number of shoppers. There are usually two such areas in a store. One is a dedicated area called a mainline display; the other is the checkout area which is sometimes referred to as the "front-end." Products suited to front-end display include magazines, confections and certain general merchandise such as razor blades, film and batteries.


Vendors of front-end products compete for favorable spaces on display racks, which we refer to as "pockets." Some vendors make incentive payments to retailers for favorable pocket locations. These payments may include up-front fees to have display racks configured to provide for a vendor's desired pocket placement, recurring pocket rental fees based on the size and location of a product's pocket or rebate payments based on a product's sales volume.


Timely delivery of information about retailer activity at the front-end, including timing of reconfigurations, changes in display position or the discontinuance of a vendor's products, is important to front-end vendors. Timely delivery of information about price changes, special promotions, new product introductions and other vendor plans is important to retailers. We believe that there is an increasing demand on the part of front-end vendors for more frequent and detailed information on sales and other front-end activity.

Services. We currently provide the following services:

  - In our CLAIM SUBMISSION PROGRAM, we assist U.S. and Canadian retailers to accurately monitor, document, claim and collect incentive payments and pocket rental fees from magazine publishers. As part of this service, we prepare claim forms and submit them for payment, charging the retailer a negotiated percentage of the amount collected.

  - As an extension of our Claim Submission Program, we have established our ADVANCE PAY PROGRAM. Under this program, we pay to participating retailers a negotiated fixed percentage of the total quarterly incentive and pocket rental payments otherwise due the retailer. Generally, these payments are made before we are paid by the publishers.

  - Through our Periodical Information Network (PIN), we market our database of magazine-related industry information that we gathered through our Claim Submission Program to magazine publishers. This information assists them in formulating their publishing and distribution strategies. We believe that PIN is the most extensive database available for single copy retail magazine sales information.

  - We have developed our Interactive Communications Network (ICN) website in response to the business communications opportunities presented by the Internet. ICN enables magazine publishers to access information regarding pricing, new titles, discontinued titles and display rack configuration changes on a chain-by-chain basis. Publishers also can use ICN to promote special incentives and advertise new publications and upcoming covers. Retailers can use ICN to order new magazine titles and take advantage of promotions by publishers. They also can download constantly changing information regarding prices, new titles and the resulting changes to Uniform Product Codes. We intend to adapt ICN for confections and general merchandise.

     We receive annual fees from each publisher that subscribes to ICN. We also receive fees from publishers for advertising, promotions and special programs on ICN.

  - Through FRONT-END MANAGEMENT, we help retailers to increase sales and incentive payment revenues by reconfiguring and designing front-end display racks, supervising fixture installation, selecting products, negotiating, billing and collecting incentive payments from vendors.


  - Through FRONT-END AND POINT-OF-PURCHASE DISPLAY RACK MANUFACTURING, we design, manufacture and deliver custom front-end and point-of-purchase displays for both retail store chains and product manufacturers. We believe that manufacturing display racks strengthens our ability to provide front-end management services, and increases our access to information about magazines and other products sold from retail checkout areas, which enhances our ability to provide PIN and ICN.


                                  OUR STRATEGY

Our objective is to strengthen our position as the leading provider of sales figures and product placement and other related information for magazines sold in retail stores. We also seek to become the leading provider of similar information for confections and general merchandise sold at checkout counters, as well as of other front-end services to retailers and vendors that help to increase sales from the retail checkout area. Our strategies for achieving our objectives include the following:

  - Developing the capability to provide magazine sale information more frequently and on a store-by-store basis;

  - Increasing the amount of information we collect with respect to magazines and other front-end products, including confections, razor blades, film and batteries;

  - Expanding Internet distribution and data;

  - Expanding our Advance Pay Program;

  - Expanding and cross-selling our display rack manufacturing business; and

  - Pursuing strategic acquisitions.

                                  THE OFFERING

Common stock offered by The Source................   3,000,000 shares

Common stock offered by the selling
stockholders......................................   1,000,000 shares(1)


Common stock to be outstanding after the
offering..........................................  16,665,273 shares(2)



Use of proceeds...................................  Repayment of indebtedness, funding of our Advance Pay
                                                    Program and general
                                                    corporate purposes,
                                                    including possible
                                                    acquisitions.


Nasdaq National Market symbol.....................  SORC
---------------------------

(1) Assumes the underwriters' over-allotment option is not exercised.


(2) Excludes 1,758,062 shares reserved for issuance under our existing stock option plans, outstanding warrants to purchase 953,730 shares and 635,547 shares which may be issued as additional consideration for our recent acquisitions, as determined on June 8, 1999.

                      SUMMARY CONSOLIDATED HISTORICAL AND
                        PRO FORMA FINANCIAL INFORMATION


We derived the summary consolidated historical statement of operations and other information presented below for each of our 1995, 1996, 1997, 1998 and 1999 fiscal years and the balance sheet data at January 31, 1995, 1996, 1997, 1998 and 1999 from our audited consolidated financial statements. We derived the summary consolidated historical statement of operations and other information presented below for the three months ended April 30, 1998 and 1999 and the balance sheet data at April 30, 1998 and 1999 from our unaudited consolidated financial statements. The statement of operations and other information for the fiscal year ended January 31, 1995 includes the results of operations of Display Information Systems Company and Periodical Management and Marketing, Inc., which were merged into The Source on February 1, 1995. The merger was accounted for as a pooling of interests.



We derived the summary pro forma statement of operations and other information presented below from "Unaudited Consolidated Pro Forma Financial Information," which appears elsewhere in this prospectus. The summary pro forma statement of operations and other information treats the U.S. Marketing and MYCO acquisitions as if they were consummated on February 1, 1998.



The information presented below should be read in conjunction with "Selected Consolidated Financial Information," "Unaudited Consolidated Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes of The Source and U.S. Marketing appearing elsewhere in this prospectus. The "Other Information" presented below is also unaudited.



                                                                                                          UNAUDITED
                                                                                            -------------------------------------
                                                                                                                  THREE MONTHS
                                                   FISCAL YEAR ENDED JANUARY 31,                PRO FORMA        ENDED APRIL 30,
                                           ----------------------------------------------   FISCAL YEAR ENDED   -----------------
                                            1995      1996     1997      1998      1999     JANUARY 31, 1999     1998      1999
                                           -------   ------   -------   -------   -------   -----------------   ------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS INFORMATION:
Service revenues.........................  $ 5,635   $7,195   $ 7,298   $11,804   $14,229        $13,619        $3,595   $  3,553
Merchandise revenues.....................    4,414      926        --        --        --             --            --         --
Manufacturing revenues...................       --       --        --        --     6,871         39,121            --     12,927
                                           -------   ------   -------   -------   -------        -------        ------   --------
  Total revenues.........................   10,049    8,121     7,298    11,804    21,100         52,740         3,595     16,480
                                           -------   ------   -------   -------   -------        -------        ------   --------
  Gross profit...........................    2,930    3,712     2,234     5,943     9,832         19,824         2,029      6,868
Selling, general and administrative
  expense................................    2,183    2,800     2,904     2,351     2,949         14,310(1)        667      3,334
                                           -------   ------   -------   -------   -------        -------        ------   --------
  Operating income (loss)................      748      912      (671)    3,593     6,883          5,514         1,362      3,534
Other expense, net.......................      (92)    (314)     (310)     (773)     (349)        (1,311)         (122)      (149)
                                           -------   ------   -------   -------   -------        -------        ------   --------
Income (loss) before income taxes........      656      598      (981)    2,820     6,534          4,203         1,240      3,385
  Net income (loss)......................  $   476   $  192   $  (603)  $ 1,589   $ 3,867        $ 2,396        $  727   $  1,894
                                           =======   ======   =======   =======   =======        =======        ======   ========
Earnings (loss) per share
  Basic..................................  $  0.11   $ 0.04   $ (0.11)  $  0.23   $  0.42        $  0.19        $ 0.09   $   0.15
  Diluted................................     0.11     0.04     (0.11)     0.22      0.40           0.18          0.09       0.13
Weighted average outstanding shares
  Basic..................................    4,413    5,028     5,557     6,562     9,132         12,541         8,017     12,574
  Diluted................................    4,413    5,028     5,557     6,694     9,776         13,087         8,499     14,557
OTHER INFORMATION:
EBITDA(2)................................  $   888   $1,053   $  (424)  $ 4,025   $ 7,596        $ 8,477        $1,487   $  4,309
Depreciation and amortization............      140      141       247       433       713          2,963           124        774
Capital expenditures.....................      212      197       277       345       643          1,309           128        182
Cash provided by (used in) operating
  activities.............................      447   (1,391)   (6,511)   (5,520)    3,118             --(3)       (477)    (3,205)
Cash provided by (used in) investing
  activities.............................     (750)      50      (502)     (711)   (5,456)            --(3)       (142)   (18,850)
Cash provided by financing activities....      194    1,112     7,273     5,978     3,060             --(3)        702     22,569

                                                                                          UNAUDITED
                                                                            -------------------------------------
                                           AT JANUARY 31,                     PRO FORMA AT        AT APRIL 30,
                            ---------------------------------------------     JANUARY 31,      ------------------
                             1995     1996     1997      1998      1999           1999          1998       1999
                            ------   ------   -------   -------   -------   ----------------   -------   --------
                                                               (IN THOUSANDS)
BALANCE SHEET INFORMATION:
Working capital...........  $  580   $1,306   $ 2,323   $16,988   $22,014       $ 7,132        $18,390   $ 30,336
Total assets..............   3,483    5,346    15,570    23,808    69,007        90,028         25,735    101,036
Total debt................     216       92     7,216     8,635     3,508        21,213          9,325     30,175
Redeemable stock..........      --       --     1,026        --        --            --             --         --
Stockholders' equity......   1,388    2,018     3,146    12,495    52,310        53,185         13,233     57,080


---------------

(1) Includes approximately $1.6 million of costs incurred in connection with an initial public offering by U.S. Marketing that was abandoned in 1998.



(2) The term "EBITDA" means income (loss) from operations before nonrecurring charges, plus depreciation and amortization charged to operations. EBITDA is presented to provide additional information about our ability to meet our future debt service, capital expenditures and working capital requirements. EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity.



(3) Cash flow information is not included since pro forma cash flow statements are not presented.

                                  RISK FACTORS

You should carefully consider the following factors before deciding to invest in the shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we consider immaterial or that are similar to those faced by other companies in one or more of the same lines of business, may also impair our business operations. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.


This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. Please also refer to "Forward-Looking Statements" on page 10.


WE DEPEND ON THE MARKETING AND DISTRIBUTION STRATEGIES OF PUBLISHERS

We derive a significant portion of our revenues from our magazine claims submission program and our Advance Pay Program. Magazine publishers are not under long-term contractual obligations to provide incentive programs. In addition, some magazine publishers have distributed selected titles at discounted prices instead of providing incentive payments. Although we do not believe that any significant magazine publishers are doing so now, they may do so in the future. In addition, magazine publishers may otherwise discontinue or significantly modify their incentive programs. If any of the foregoing were to occur, it could materially harm our business, financial condition and future results.

WE RELY ON ACCESS TO RETAIL STORE INFORMATION

Our PIN and ICN programs depend on our access to retail store information, particularly from the checkout area. If our access to information were reduced, the usefulness of PIN, ICN and our future information programs could be diminished. Among other reasons, our access to information could be reduced if publishers discontinue or modify their incentive payment programs. If our access to information were reduced, it could materially harm our business, financial condition and future results.

WE FACE RISKS ASSOCIATED WITH OUR ADVANCE PAY PROGRAM

Recent increases in our revenue and profitability have been due in part to our Advance Pay Program. Under the Advance Pay Program, we usually assume the risk otherwise borne by the retailer client that vendors will refuse or be unable to pay incentive payments. Based on our experience with magazine incentive payment claims, we maintain a reserve of 2% of all claims submitted to cover these occurrences. These reserves may be inadequate. Furthermore, we finance our Advance Pay Program in part through borrowings under our credit facility. The availability of funds under our credit facility is, among other things, conditioned on the maintenance of certain financial ratios. There can be no assurance that we will be able to satisfy these conditions or that we otherwise will be able to borrow sufficient funds under our credit facility. If our reserve is inadequate or we are unable to finance our Advance Pay Program, our business, financial condition and future results could be materially harmed.

OUR GROWTH STRATEGY PRESENTS RISKS

An important part of our growth strategy is to substantially increase our revenues from information based services, particularly ICN, and from front-end management services. Although these categories of services use both the expertise that we have gained from providing other services and our relationships with retailers and vendors, we may not be able to successfully continue to implement these parts of our growth strategy. Factors which could limit our ability to increase our revenues from these services include, among others, insufficient demand from retailers and vendors and competition. If we fail to implement these or other portions of our growth strategy, it could materially harm our business and future results.

Additionally, an important part of our growth strategy is to provide U.S. and Canadian magazine sales information more frequently and on a store-by-store basis. Currently, we are able to obtain weekly store-by-store data only in Canada. There can be no assurance that we will be able to obtain such specific information for additional stores or that the information that we currently are able to obtain will be available to us in the future. If we are unable to obtain such magazine sales information, more frequently and on a store-by-store basis, it could materially harm our business and future results.


WE MAY EXPERIENCE INCREASED COMPETITION

We face significant competition for many of our services. For example, we have a substantial number of direct competitors for our claims submission program, all of which are closely-held private companies. We also compete with five other manufacturers for our front-end display rack manufacturing business. There also are a substantial number of competitors for our point-of-purchase rack business, many of which are national in scope. Any of these competitors could also compete for our front-end display rack business.

In addition, some of our information and management services may be performed directly by our retailer customers or by vendors, distributors or other information service providers. Other organizations, including ACNielsen, Information Resources and Audit Bureau of Circulations, also collect sales data from retail stores. While none of these organizations currently compete with us, any one of them could do so. If any of them were to compete with us, given their experience in collecting information and their industry reputation, they could be a formidable competitor.

Our competitors also may introduce services that are perceived by our clients to be more attractive than those we provide. In addition, many of our current and possible competitors have substantially greater financial resources than we do.

Competitive pressures may result in a decrease in the number of clients we serve and a decrease in our revenues. Either of these could materially harm our business, financial condition and future results.

WE FACE RISKS RELATED TO ACQUISITIONS

Making additional strategic acquisitions is a part of our strategy. Our ability to make acquisitions will depend upon our identifying attractive acquisition candidates and, if necessary, obtaining financing on satisfactory terms. Acquisitions, including those that we have already made, can present a number of challenges. These include the following:

  - potential distraction to management;

  - integrating the acquired business's financial, computer, payroll and other systems into our own;

  - implementing additional controls and information systems appropriate to a growing company;

  - unanticipated liabilities or contingencies from the acquired company; and

  - reduced earnings due to increased goodwill amortization, increased interest costs and costs related to integration.

Furthermore, we may pay for acquisitions using our common stock, which would dilute our stockholders' ownership interests.

If we are unsuccessful in meeting the challenges arising out of our acquisitions, our business, financial condition and future results could be materially harmed.

WE MAY FACE RISKS IN CONNECTION WITH OUR NEWLY-ACQUIRED MANUFACTURING OPERATIONS

We have recently acquired four display rack manufacturers. We have no prior experience in operating manufacturing facilities and therefore must rely on the experience and management abilities of their management teams and recently hired employees to oversee these operations. If we are not able to successfully integrate these facilities into our operations or operate these facilities profitably, it could result in material harm to our business, financial condition and future results.

WE HAVE A CONCENTRATED CLIENT BASE


During fiscal 1999, three customers accounted for approximately 38% of revenues. One of the three customers, Food Lion, Inc., accounted for approximately 27% of revenues. Substantially all of our services are performed under short-term contracts, thus permitting our clients to obtain services from other providers without further obligation to us. If we experience a significant reduction in business from our clients it may result in material harm to our business, financial condition and future results.


WE DEPEND ON KEY PERSONNEL

We depend upon the services of our senior management team, the loss of certain members of which could adversely affect our business and the implementation of our growth strategy. This in turn could materially harm our financial condition and future results. Although we have employment agreements with certain of our senior officers, the services of these individuals or other members of our operating or senior management may not continue to be available us.

WE FACE RISKS ASSOCIATED WITH THE INTERNET

Our ICN service involves the transmission of information over the Internet. Our ability to provide this service therefore depends in part on the reliability of Internet service providers, which from time to time have operational problems and experience service outages. In addition, ICN may be vulnerable to unauthorized access, computer viruses and other disruptive problems, including security breaches by computer hackers, despite our implementation of security measures. Furthermore, the widespread commercial use of the Internet is a relatively new development and critical issues regarding the stability of the Internet's infrastructure remain unresolved. The rapid rise in the number of Internet users continue to place increasing strains on the Internet's communication and transmission infrastructures. Over time, this could lead to significant reductions in transmission speeds and reliability of the Internet, which could reduce Internet usage by businesses. Any of the foregoing could impair customer satisfaction with ICN, which could lead to a loss of customers for this service.

WE HAVE LIMITED PROTECTION OF OUR PROPRIETARY TECHNOLOGY

We rely on a combination of copyright, trade secret and trademark laws to protect our proprietary rights. We are also in the process of seeking patent protection for aspects of our ICN, PIN and SourcePro innovations. Existing copyright laws afford only limited protection. In addition, we may not be successful in obtaining the patent protection we seek. If we do achieve patent protection, the patents may not be broad enough to provide meaningful protection to our services. Also, it may be possible for third parties to copy our services or to reverse engineer or otherwise obtain and use information that we regard as proprietary. If third parties are able to use information that we regard as proprietary, our business, financial condition and future results could suffer material harm.

WE FACE RISKS CONCERNING YEAR 2000 ISSUES


Most of the services we provide are dependent upon computer technology, especially those that are information-based. Because we depend on information from vendors and retailers in order to provide our information-based services such as PIN and ICN, we also are dependent upon the information technology systems of these parties, as well as those of distributors. We are also dependent upon infrastructure providers (such as electricity and telecommunications providers) being Year 2000 compliant, since, among other things, we cannot transfer and receive information, or manufacture our products, unless their systems are functional. We believe that our greatest risk due to internal or external sources not being Year 2000 compliant would be our inability to meet client deadlines, perhaps for a substantial period of time. However, the actual risk could be greater. In addition, our information collection capabilities could be impaired, which could adversely affect the quality, reliability and timeliness of the information we collect, as well as demand for our information-based services.



We are in the process of testing all of our systems to determine whether or not they are Year 2000 compliant. Certain of our manufacturing operations are non-compliant. Although we have made\ inquiries regarding Year 2000 compliance of selected vendors and retailers with whom we have extensive relationships, we are unable to reliably determine whether most vendors, retailers or infrastructure providers are or will be Year 2000 compliant on a timely basis. We currently have no contingency plan in place for Year 2000 issues.

External or internal Year 2000 compliance issues may materially harm our business, financial condition and future results. In addition, although we do not expect our Year 2000 compliance costs to be material, they may be. For further information concerning Year 2000 compliance, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."


WE HAVE LIMITATIONS ON A CHANGE OF CONTROL

Our Articles of Incorporation and By-Laws contain provisions that could reduce the likelihood of a change of control or acquisition of The Source. This could limit your ability to sell your shares at a premium or otherwise affect the price of our common stock. These provisions:

  - provide for a classified Board of Directors;

  - permit the Board to issue up to 2 million shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of that preferred stock;

  - permit the Board to issue up to 40 million shares of common stock;

  - permit the Board to increase its own size and fill the resulting vacancies;

  - limit the removal of directors by the stockholders to removal for cause;

  - limit the persons who may call special meetings of stockholders; and

  - establish advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

SALES OF OUR SHARES ELIGIBLE FOR FUTURE SALE COULD ADVERSELY AFFECT OUR STOCK PRICE

The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.


After this offering, 16,665,273 shares of our common stock will be outstanding. Of these shares, the 4,000,000 shares sold in this offering are expected to be freely tradeable without restrictions under the Securities Act, and 8,780,645 shares will otherwise be eligible for sale in the public market. An additional 3,884,628 shares are "restricted" within the meaning of Rule 144 under the Securities Act of 1933 and may not be sold in the absence of registration under the Securities Act or an exemption therefrom. Of these restricted shares, 3,300,000 have registration rights under certain circumstances. By exercising registration rights, holders of these shares would be able to sell them in the public market. Also, 2,707,690 shares of our common stock are issuable upon the exercise of options and warrants. Although a substantial number of our options and warrants currently are subject to vesting requirements, upon issuance, 1,738,960 of these shares are expected to be eligible for sale in the public market and holders of 450,000 of these shares will have registration rights. The remainder will be restricted securities under Rule 144.



Certain of our significant stockholders have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of CIBC World Markets Corp., on behalf of the underwriters. CIBC World Markets Corp. may, at any time and without notice, waive the terms of these lock-up agreements.


THERE MAY BE VOLATILITY IN OUR STOCK PRICE

The market price of our common stock has fluctuated significantly. The market price of our common stock could be subject to significant fluctuations in the future based on factors such as announcements of new services, additions or departures of key personnel, quarterly fluctuations in our financial results, changes in analysts' estimates of our financial performance, general conditions in our industry and conditions in the financial markets. In addition, the stock market in general has experienced extreme price and volume fluctuations, and the market price of our common stock could be subject to these fluctuations for reasons unrelated to our operating performance and condition.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements include, among others, the following:

  - The use of proceeds of this offering;

  - Those pertaining to the implementation of our growth strategy;

  - Our projected capital expenditures; and

  - The impact of Year 2000 on our information and other systems and those of our vendors, customers and other third parties.

These statements may be found under "Prospectus Summary," "Risk Factors," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

  - Our dependence on the marketing and distribution strategies of publishers and other vendors;

  - Our ability to access checkout area information;

  - Risks associated with our Advance Pay Program, including problems collecting incentive payments from publishers;

  - Demand for our display racks;

  - Our ability to successfully implement our growth strategy;

  - Competition;

  - Our ability to effectively manage our expansion; and

  - General economic and business conditions nationally, in our markets and in our industry.

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

                         COMMON STOCK MARKET PRICE DATA

From June 22, 1995 until February 12, 1996, our common stock was quoted on the Nasdaq OTC Bulletin Board. From February 12, 1996 until June 12, 1998, our common stock was quoted on the Nasdaq SmallCap under the symbol "SORC." Since June 12, 1998, our common stock has been quoted on the Nasdaq National Market under the symbol "SORC." The following table sets forth, for the periods indicated, the high and low closing sale prices of our common stock, as reported by the Nasdaq OTC Bulletin Board, the Nasdaq SmallCap and the Nasdaq National Market, as applicable.

                                                                 HIGH      LOW
                                                                ------    ------
FISCAL 1998
  First Quarter.............................................     $3.48    $ 2.58
  Second Quarter............................................      3.70      1.20
  Third Quarter.............................................      4.75      3.17
  Fourth Quarter............................................      5.38      3.56

                                                                 HIGH      LOW
                                                                ------    ------
FISCAL 1999
  First Quarter.............................................     $6.75    $ 5.13
  Second Quarter............................................      8.00      5.75
  Third Quarter.............................................      6.88      5.00
  Fourth Quarter............................................     12.38      5.75
FISCAL 2000
  First Quarter.............................................    $14.00    $ 9.75
  Second Quarter (through June 9, 1999).....................     17.38     10.75



On June 9, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $16.25 per share. As of June 9, 1999, there were approximately 96 holders of record of our common stock.

                                USE OF PROCEEDS


We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $45.1 million. "Net proceeds" is what we expect to receive after paying the underwriting discount and other expenses of the offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $16.25 per share. We will not receive any proceeds from the sale of shares by the selling stockholders.


We intend to use the net proceeds from the sale of the shares to:


  - Repay outstanding balances of approximately $25.0 million under our term loan and revolving credit facility from Wachovia Bank, N.A.; and



  - Fund general corporate purposes, including to fund our Advance Pay Program.


We also expect to use a portion of the proceeds of this offering to fund future acquisitions. Although we have had and expect to continue to have discussions with potential acquisition candidates, we do not have any present agreements or understandings with respect to any acquisitions other than Aaron Wire, which we have agreed to acquire for Cdn$2.4 million.

The foregoing represents our present intentions for the use of the proceeds of this offering based on our currently contemplated operations, business plan and currently prevailing economic and industry conditions. Changes in the use of proceeds of this offering may be made in response to, among other things, (1) requirements of and opportunities related to the Advance Pay Program, (2) changes in our financial condition, business plans or growth strategy and (3) changes in general industry conditions.


On June 8, 1999, the interest rates on our outstanding loans from Wachovia Bank, N.A. were 7.43% with respect to $15.0 million outstanding under our term loan and 7.68% with respect to $7.6 million outstanding under our revolving credit facility. The maturity date on our term loan is May 1, 2002. Our revolving credit facility has no stated maturity date, but may be terminated on 13 months' advance notice by the lender. The outstanding balance under the term loan was used to finance our recent acquisitions. Borrowings under the revolving credit facility were used for general corporate purposes, to purchase our facility in High Point, North Carolina and to fund our Advance Pay Program.


                                DIVIDEND POLICY


We have never declared or paid any cash dividends on our common stock. The Board presently, and for the foreseeable future, intends to retain all of our earnings, if any, for the development of our business. The declaration and payment of cash dividends in the future will be at the discretion of the Board and will depend upon a number of factors, including, among others, our future earnings, operations, funding requirements, restrictions under our credit facility, our general financial condition and any other factors that the Board considers important.

                                 CAPITALIZATION

The following table shows:


  - The capitalization of The Source on April 30, 1999;



  - The as adjusted capitalization of The Source, assuming the completion of the offering at an assumed public offering price of $16.25 per share and the use of the net proceeds as described under "Use of Proceeds."



                                                                           AT APRIL 30, 1999
                                                                      ---------------------------
                                                                      HISTORICAL      AS ADJUSTED
                                                                      ----------      -----------
                                                                      (IN THOUSANDS, EXCEPT SHARE
                                                                          AND PER SHARE DATA)
    Current portion of long-term debt...........................       $   977         $     77
                                                                       =======         ========
    Long-term debt, less current portion........................       $29,198         $  4,291
                                                                       -------         --------
    Stockholders' equity:
      Common stock; $0.01 par value; 40,000,000 shares
         authorized, 13,671,735 shares issued and 13,663,735
         shares outstanding (16,671,735 shares issued and
         16,663,735 shares outstanding as adjusted for the
         offering)..............................................           137              167
      Preferred stock; $0.01 par value; 2,000,000 shares
         authorized; no shares outstanding......................
      Additional paid-in capital................................        49,299           94,350
      Retained earnings.........................................         7,686            7,686
      Treasury stock............................................           (41)             (41)
                                                                       -------         --------
         Total stockholders' equity.............................        57,081          102,162
                                                                       -------         --------
         Total capitalization...................................       $86,279         $106,453
                                                                       =======         ========


---------------------------

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

This section presents selected historical financial information of The Source. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements. The selected information in this section is not intended to replace the financial statements. The information below also should be read in conjunction with "Unaudited Consolidated Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.


We derived the selected consolidated statement of operations information presented below for each of our 1995, 1996, 1997, 1998 and 1999 fiscal years and the balance sheet data at January 31, 1995, 1996, 1997, 1998 and 1999 from our audited consolidated financial statements. We derived the selected consolidated statement of operations information and other information presented below for the three months ended April 30, 1998 and 1999 and the balance sheet data at April 30, 1998 and 1999 from our unaudited financial statements. The "Other Information" presented below is also unaudited.



We believe that the unaudited financial statements from which we derived the unaudited statement of operations and balance sheet information presented below were prepared on a basis consistent with our audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our financial position for the unaudited statement of operations periods and the unaudited balance sheet dates indicated below. Results for the three-month period ended April 30, 1999 are not necessarily indicative of the results that may be expected for the entire fiscal year.



                                                                                                       UNAUDITED
                                                                                         -------------------------------------
                                                                                                               THREE MONTHS
                                                FISCAL YEAR ENDED JANUARY 31,                PRO FORMA        ENDED APRIL 30,
                                       -----------------------------------------------   FISCAL YEAR ENDED   -----------------
                                        1995      1996      1997      1998      1999     JANUARY 31, 1999     1998      1999
                                       -------   -------   -------   -------   -------   -----------------   ------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS INFORMATION:
Service revenues.....................  $ 5,635   $ 7,195   $ 7,298   $11,804   $14,229        $13,619        $3,595   $  3,553
Merchandise revenues.................    4,414       926        --        --        --             --            --         --
Manufacturing revenues...............       --        --        --        --     6,871         39,121            --     12,927
                                       -------   -------   -------   -------   -------        -------        ------   --------
  Total revenues.....................   10,049     8,121     7,298    11,804    21,100         52,740         3,595     16,480
                                       -------   -------   -------   -------   -------        -------        ------   --------
Cost of revenues.....................    7,119     4,409     5,064     5,861    11,268         32,916         1,566      9,612
                                       -------   -------   -------   -------   -------        -------        ------   --------
    Gross profit.....................    2,930     3,712     2,234     5,943     9,832         19,824         2,029      6,868
Selling, general and administrative
  expense............................    2,183     2,800     2,904     2,351     2,949         14,310(1)        667      3,334
                                       -------   -------   -------   -------   -------        -------        ------   --------
Operating income (loss)..............      747       912      (670)    3,592     6,883          5,514         1,362      3,534
Interest expense.....................      (69)     (120)     (312)     (714)     (331)        (1,678)         (120)      (295)
Interest income......................       10        25        31        21        28            103             1          7
Other income (expense)...............      (32)     (219)      (29)      (79)      (47)           264            --(3)      139
                                       -------   -------   -------   -------   -------        -------        ------   --------
Income (loss) before income taxes....      656       598      (980)    2,820     6,534          4,203         1,240      3,385
Income tax (provision) benefit.......     (180)     (406)      377    (1,231)   (2,667)        (1,807)         (513)     1,491
                                       -------   -------   -------   -------   -------        -------        ------   --------
  Net income (loss)..................  $   476   $   192   $  (603)  $ 1,589   $ 3,867        $ 2,396        $  727   $  1,894
                                       =======   =======   =======   =======   =======        =======        ======   ========
Earnings (loss) per share
  Basic..............................  $  0.11   $  0.04   $ (0.11)  $  0.23   $  0.42        $  0.19        $ 0.09   $   0.15
  Diluted............................     0.11      0.04     (0.11)     0.22      0.40           0.18          0.09       0.13
Weighted average outstanding shares
  Basic..............................    4,413     5,028     5,557     6,562     9,132         12,541         8,017     12,574
  Diluted............................    4,413     5,028     5,557     6,694     9,776         13,087         8,499     14,557

                                                                              UNAUDITED
                                       ---------------------------------------------------------------------------------------
                                                                                                               THREE MONTHS
                                                FISCAL YEAR ENDED JANUARY 31,                PRO FORMA        ENDED APRIL 30,
                                       -----------------------------------------------   FISCAL YEAR ENDED   -----------------
                                        1995      1996      1997      1998      1999     JANUARY 31, 1999     1998      1999
                                       -------   -------   -------   -------   -------   -----------------   ------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER INFORMATION:
EBITDA(2)............................  $   888   $ 1,053   $  (424)  $ 4,025   $ 7,596        $ 8,477        $1,487   $  4,309
Depreciation and amortization........      140       141       247       433       713          2,963           124        774
Capital expenditures.................      212       197       277       345       643          1,309           128        182
Cash provided by (used in) operating
  activities.........................      447    (1,391)   (6,511)   (5,520)    3,118             --(3)       (477)    (3,205)
Cash provided by (used in) investing
  activities.........................     (750)       50      (502)     (711)   (5,456)            --(3)       (142)   (18,850)
Cash provided by financing
  activities.........................      194     1,112     7,273     5,978     3,060             --(3)        702     22,569



                                                                                            UNAUDITED
                                                                                       -------------------
                                                   AT JANUARY 31,                         AT APRIL 30,
                                  -------------------------------------------------    -------------------
                                   1995      1996      1997       1998       1999       1998        1999
                                  ------    ------    -------    -------    -------    -------    --------
                                                               (IN THOUSANDS)
BALANCE SHEET INFORMATION:
Working capital...............    $  580    $1,306    $ 2,323    $16,988    $22,014    $18,390    $ 30,336
Total assets..................     3,483     5,346     15,570     23,808     69,007     25,735     101,036
Total debt....................       216        92      7,216      8,635      3,508      9,325      30,175
Redeemable stock..............        --        --      1,026         --         --         --          --
Stockholders' equity..........     1,388     2,018      3,146     12,495     52,310     13,233      57,080


---------------------------

(1) Includes approximately $1.6 million of costs incurred in connection with an initial public offering by U.S. Marketing that was abandoned in 1998.



(2) The term "EBITDA" means income (loss) from operations before nonrecurring charges, plus depreciation and amortization charged to operations. EBITDA is presented to provide additional information about our ability to meet our future debt service, capital expenditures and working capital requirements. EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity.



(3) Cash flow information is not included since pro forma cash flow statements are not presented.

             UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION


The unaudited pro forma consolidated statement of operations information presented below for fiscal 1999 treats the U.S. Marketing and MYCO acquisitions as if they were consummated on February 1, 1998. The Pro Forma Statement of Operations information for fiscal 1999 includes our audited results of operations for the year ended January 31, 1999 and U.S. Marketing's and MYCO's audited results of operations for the year ended December 31, 1998. The pro forma financial information below is based on assumptions that we believe are reasonable. This information is presented for comparative and informational purposes only and does not purport to represent what our results of operations would actually have been had the U.S. Marketing and MYCO acquisitions occurred on February 1, 1998. It also does not purport to project our results of operations or financial condition for any future period or at any future date.



The pro forma financial information presented below should be read in conjunction with the consolidated financial statements of The Source, U.S. Marketing and MYCO and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.



Since February 1, 1998, we also have acquired Yeager, Chestnut and ProMark. In addition, we signed a letter of intent to acquire Aaron Wire. Under the rules of the Securities and Exchange Commission, because of their sizes, none of these transactions are required to separately be given pro forma treatment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information concerning these transactions.



                                                  FISCAL YEAR ENDED JANUARY 31, 1999
                                  -------------------------------------------------------------------
                                                                          ACQUISITION
                                  THE SOURCE   U.S. MARKETING    MYCO     ADJUSTMENTS       PRO FORMA
                                  ----------   --------------   -------   -----------       ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
    Service revenues...........    $14,229        $     --      $    --     $  (610)(6)      $13,619
    Manufacturing revenues.....      6,871          11,901       20,349          --           39,121
                                   -------        --------      -------                      -------
      Total revenues...........     21,100          11,901       20,349          --           52,740
    Cost of revenues...........     11,268           6,889       14,759          --           32,916
                                   -------        --------      -------     -------          -------
      Gross profit.............      9,832           5,012        5,590        (610)          19,824
    Selling, general and
      administrative expense...      2,949           6,567(8)     6,239      (1,445)(1)(6)    14,310
                                   -------        --------      -------     -------          -------
    Operating income (loss)....      6,883          (1,555)        (649)        835            5,514
      Interest income..........         29              64           10          --              103
      Interest expense.........       (331)           (917)        (349)        (81)(2)       (1,678)
      Other....................        (47)            (22)         (97)        430(3)           264
                                   -------        --------      -------     -------          -------
      Total other income
         (expense).............       (349)           (875)        (436)        349           (1,311)
                                   -------        --------      -------     -------          -------
    Minority interest..........         --            (421)          --         421(4)            --
                                   -------        --------      -------     -------          -------
    Income (loss) before income
      taxes....................      6,534          (2,851)      (1,085)      1,605            4,203
    Income tax provision
      (benefit)................      2,667             189          (15)     (1,034)(5)        1,807
                                   -------        --------      -------     -------          -------
    Net income (loss)..........    $ 3,867        $ (3,040)     $(1,070)    $ 2,654          $ 2,396
                                   =======        ========      =======     =======          =======
    Earnings per share
      Basic....................    $   .42                                                   $   .19
      Diluted..................    $   .40                                                   $   .18
    Weighted average
      outstanding shares
      Basic....................      9,132                                  3,409(7)          12,541
      Diluted..................      9,776                                  3,311(7)          13,087


---------------------------
Footnotes on next page.

                                                                           U.S. MARKETING       MYCO       TOTAL
                                                                           --------------       ----       -----
(1)  To reflect:
     (i)    the portion of compensation expense for executive
            officers on the basis of pre- and post-acquisition
            arrangements as if they were effective February 1, 1998;
            and                                                                $(663)          $(1,439)   $(2,102)
     (ii)   the amortization of goodwill arising from the
            acquisitions, for the period prior to the acquisitions
            (estimated life of 20 years).                                        712               555      1,267
                                                                               -----           -------    -------
                                                                               $  49           $  (884)   $  (835)
                                                                               =====           =======    =======
(2)  To reflect:
     (i)    the elimination of interest expense related to U.S.
            Marketing for the period prior to acquisition; and                 $ 913           $    --    $   913
     (ii)   additional interest expense at an interest rate of 8.5%
            per annum related to financing of the acquisition of
            MYCO.                                                                 --              (994)      (994)
                                                                               -----           -------    -------
                                                                               $ 913           $  (994)   $   (81)
                                                                               =====           =======    =======
(3)  To reflect the elimination of the amortization of the deferred            $ 430           $    --    $   430
     loan costs.
(4)  To reflect the elimination of minority interests.                         $ 421           $    --    $   421
(5)  To adjust tax expense.                                                    $(630)          $  (404)   $(1,034)
(6)  To eliminate intercompany revenue and expense                                --           $   610    $   610
(7)  To reflect issuances of common stock:
     Basic                                                                     3,274               135      3,409
     Diluted                                                                   3,176               135      3,311
(8)  Includes approximately $1.6 million of costs incurred in connection with an initial public offering by U.S. Marketing that was abandoned in 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF


                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



OVERVIEW



We derive our revenues from (1) providing information and management services to U.S. and Canadian retailers, magazine publishers, confectioners and vendors of general merchandise sold at checkout counters and (2) manufacturing display racks used by retailers at checkout counters.



During fiscal 1999, approximately 80.9% of our service revenues were derived from fees earned in connection with the collection of incentive payments under our Claim Submission and Advance Pay Programs. Payments collected from publishers under the Advance Pay Program grew from 21.9% during fiscal 1998 to 30.4% during fiscal 1999. Most incentive payment programs offer the retailer a cash rebate, equal to a percentage of the retailer's net sales of the publisher's titles, which is payable quarterly upon submission of a properly documented claim. Under our Claim Submission Program, we submit claims for incentive payments on behalf of the retailer and receive a fee based on the amounts collected. Under the Advance Pay Program, we pay participating retailers a negotiated fixed percentage of total quarterly incentive payments and pocket rental fees and then collect the payments from the publishers for our own account.



Under both the Claim Submission Program and the Advance Pay Program, service revenues are recognized at the time claims for incentive payments are substantially completed for submission to the publishers. Our allowance for doubtful accounts has to date been approximately 2% of accounts receivable. This amount has been adequate to satisfy losses from uncollectible accounts receivable. Under the Advance Pay Program, the revenues we recognize represent the difference between the amount advanced to the retailer customer and the amount claimed against the publisher.



PIN revenues consist of subscription fees. Subscribers to PIN pay for their subscriptions on a quarterly basis. Subscriptions have an initial term of one year and are automatically renewed for successive one-year terms unless earlier terminated. PIN revenues are recognized ratably over the subscription term. Commencing in fiscal 2000, we will begin to receive fees from each publisher that subscribes to ICN. These fees will be recognized ratably over the annual subscription term. We will also receive fees from publishers for advertising, promotions and special programs on ICN.



Front-end management includes configuring and designing front-end display racks, supervising fixture installation and collecting incentive payments from vendors for product placement. Front-end management revenues are recognized as services are performed. Historically, we received front-end management fees from either retailers or manufacturers of display racks. As a result of our recent acquisitions, we intend to provide front-end management services as a bundled product offering with the manufacture of display racks. Consequently, a portion of future revenue derived from front-end management services will be reflected in manufacturing revenue.



Since January 1999, we acquired four manufacturers of front-end and free-standing point-of-purchase display racks. Manufacturing display racks in our own facilities allows us to be a full-service provider of management services for the front-end of a customer's store. Beginning in fiscal 2000, manufacturing will account for a substantial increase in revenues.



We intend to increase the operating margins in our manufacturing segment by consolidating duplicative administrative functions, through increased purchasing power, by using more efficient manufacturing methods in our acquired facilities and by more efficiently utilizing plant capacities.



We generally recognize manufacturing revenues as products are shipped to customers. When we receive payment prior to shipment, we record the amount as deferred revenues and recognize the amount as revenues when products are shipped. Upon request from a customer, the product can be stored for future delivery for the convenience of the customer. In this case, revenue is recognized when the manufacturing and earnings processes are complete, which is when the customer accepts title in writing, the product is invoiced with payment due in the normal course of business, the delivery schedule is fixed and the products are segregated from other goods. In our manufacturing segment, we also receive trucking revenues for transporting racks, warehousing revenues for storing racks and consulting revenues for providing consulting service relating to our manufacturing. We generally recognize trucking revenues as shipments are completed. Consulting and warehousing revenues are recognized when services are rendered.



Cost of revenues generally includes personnel costs, including in some cases the cost of independent contractors. For manufacturing, cost of revenues also includes the cost of materials and supplies directly used in the completion of display racks. Cost of service revenues is an allocation of operating costs and is not separately analyzed by management primarily because operating costs do not vary significantly with revenues.



Selling, general and administrative expense includes corporate overhead, project management, management information systems, executive compensation, human resource expenses and finance expenses.



Beginning in fiscal 2000, manufacturing will account for a substantial increase in our cost of revenues due to both the cost of materials and supplies used in manufacturing and substantially increased personnel costs relating to our manufacturing facilities. Selling, general and administrative expenses also will increase substantially due to the increased scope of our operations beginning in fiscal 2000.



See Note 16 in the "Notes to Consolidated Financial Statements" of The Source for certain financial information on our two business segments, which are claim submission and other information services, and display rack manufacturing.



RECENT AND PENDING ACQUISITIONS



Since January 7, 1999, we acquired the companies indicated below. Each of the acquisitions was accounted for as a purchase. A portion of the cash component of the acquisition prices was funded by a temporary increase in our revolving credit facility, which was converted into a $15.0 million term loan in March 1999.



     - U.S. MARKETING SERVICES, INC. U.S. Marketing is the parent of Brand Manufacturing Corporation, a manufacturer of front-end display racks with manufacturing facilities in Brooklyn, New York and a warehouse and distribution facility in New Jersey. Through its affiliates, Brand also provides trucking and freight services and removes and disposes of display racks no longer required by our customers. We acquired U.S. Marketing in January 1999 for 1,926,719 shares of our common stock and 1,473,281 shares of our Class A Convertible Preferred Stock, valued at the time of the acquisition at $26.3 million in total. The Class A Convertible Preferred Stock was converted into an equal number of shares of common stock on March 30, 1999.



     - YEAGER INDUSTRIES, INC. Yeager manufactures front-end display racks from facilities in Philadelphia, Pennsylvania. We purchased the assets of Yeager and assumed its operating liabilities in January 1999 for $2.3 million in cash and 164,289 shares of our common stock, valued at the time of the acquisition at $1.2 million. The purchase price may be increased by up to $500,000, depending upon Yeager's performance during fiscal 2000 and 2001.



     - MYCO, INC. MYCO is a Rockford, Illinois manufacturer of front-end display racks. We purchased the assets and assumed the operating liabilities of MYCO in February 1999 for $12.0 million in cash and 134,615 shares of our common stock, valued at the time of the acquisition at $875,000. We also assumed MYCO's industrial revenue bond indebtedness of $4.0 million and repaid MYCO indebtedness of $1.5 million. The purchase price may be increased by up to an additional 250,000 shares of our common stock depending on MYCO's performance in the twelve months following the acquisition.



     - CHESTNUT DISPLAY SYSTEMS, INC. Chestnut manufactures front-end display racks from facilities in Greenville, South Carolina and Jacksonville, Florida. We purchased the assets and assumed the operating liabilities of Chestnut Display Systems, Inc. and its affiliate, Chestnut Display Systems

       (North), Inc. in February 1999 for $3.6 million in cash and 285,714 shares of our common stock, valued at the time of the acquisition at $1.8 million. The purchase price for Chestnut may be increased to a value (including the amounts already paid) not to exceed $9.5 million if Chestnut meets certain performance goals during fiscal 2000 and 2001. Any increase in the purchase price will be paid 50% in cash and 50% in shares of our common stock. The number of shares will be calculated using a formula contained in the acquisition agreement, subject to a minimum value of $5.00 per share and a maximum value of $7.00 per share.



     - PROMARK. We purchased the assets and assumed the operating liabilities of 132127 Canada Inc., known as ProMark, in March 1999. ProMark is a Canadian corporation headquartered in Toronto which provides rebate and information services to retail customers throughout Canada. ProMark strengthens our ability to obtain information about retail sales from checkout areas in Canada. We paid a cash purchase price of Cdn$1.5 million for ProMark.



AARON WIRE AND METAL PRODUCTS, LTD. Aaron Wire manufactures front-end display racks from its facilities in Vancouver, British Columbia. In March 1999, we signed a letter of intent to purchase the stock of Aaron Wire for approximately Cdn$2.4 million.



RESULTS OF OPERATIONS



  Quarter Ended April 30, 1999 Compared to Quarter Ended April 30, 1998



The following table sets forth, for the periods presented, information relating to our operations expressed as a percentage of Total Revenues:



                                                                  THREE MONTHS
                                                                 ENDED APRIL 30,
                                                                -----------------
                                                                1998        1999
                                                                -----       -----
Service Revenues............................................    100.0%       21.6%
Manufacturing Revenues......................................       --        78.4
                                                                -----       -----
  Total Revenues............................................    100.0       100.0
Cost of Service Revenues....................................     43.6        12.0
Cost of Goods Sold..........................................       --        46.3
                                                                -----       -----
  Gross Profit..............................................     56.4        41.7
Selling, General and Administrative Expense.................     18.5        20.2
                                                                -----       -----
  Operating Income..........................................     37.9        21.5
Interest Expense, Net.......................................     (3.3)       (1.7)
Other Income (Expense), Net.................................     (0.1)        0.8
                                                                -----       -----
Income Before Income Taxes..................................     34.5        20.6
                                                                -----       -----
  Net Income................................................     20.2%       11.5%
                                                                =====       =====



Service Revenues. Services, which include the Claim Submission Program, Advance Pay Program, PIN and front-end management, accounted for approximately 21.6% and 38.3% of our revenues and operating income, respectively, for the quarter ended April 30, 1999. Service revenues of $3.6 million were flat compared to the first quarter of the prior year as a result of a decrease in front-end management revenues offset by an increase in revenues from the Claim Submission and Advance Pay Programs. The decrease in revenues from front-end management resulted from our acquisitions of display rack manufacturers.



Manufacturing Revenues. On January 7, 1999, we acquired Yeager and U.S. Marketing. On February 1, 1999 and February 28, 1999, we acquired Chestnut and MYCO, respectively. Results of operations for all companies have been included in our consolidated financial statements since their respective dates of acquisition. Manufacturing display racks accounted for approximately 78.4% and 61.7% of our revenues and operating income, respectively, for the quarter ended April 30, 1999. Manufacturing revenues were

$12.9 million in the first quarter of this year. There were no manufacturing revenues in the first quarter of fiscal 1999.



Gross Profit. Gross profit increased to $6.8 million for the quarter ended April 30, 1999 from $2.0 million for the quarter ended April 30, 1998, an increase of approximately $4.8 million, or 238.5%. Approximately $5.3 million of the gross profit was due to our recently acquired manufacturing subsidiaries. Gross margin of the service segment decreased to 44.3% for the quarter ended April 30, 1999 from 56.4% for the quarter ended April 30, 1998. The reason for the decrease was the formation of a unified marketing and sales team that services both the service and manufacturing segments. All of the team's costs are included as costs of service revenues.



Selling, General and Administrative Expense. Selling, general and administrative expense increased to $3.3 million for the quarter ended April 30, 1999 from $667,000 for the quarter ended April 30, 1998, an increase of $2.7 million, or 400.0%. Of the total, approximately $2.4 million was attributable to our recently acquired manufacturing subsidiaries. The remaining $300,000 increase was attributable to our services segment. Selling, general and administrative expense as a percentage of revenues increased from 18.5% for the quarter ended April 30, 1998 to 20.2% for the quarter ended April 30, 1999.



Operating Income. Operating income increased to $3.5 million for the quarter ended April 30, 1999 from $1.4 million for the quarter ended April 30, 1998, an increase of $2.1 million, or 159.5%. As a percentage of revenues, operating income decreased to 21.5% for the quarter ended April 30, 1999 from 37.9% for the quarter ended April 30, 1998. Approximately $2.9 million of operating income was attributable to the recently acquired manufacturing subsidiaries. Approximately $600,000 was attributable to the services segment.



Interest Expense. Interest expense increased $175,000 compared to the quarter ended April 30, 1998, principally due to the increased borrowings used to fund our manufacturing acquisitions and the assumption of $4 million in industrial revenue bonds in connection with the MYCO acquisition.



Income Tax Expense. The effective income tax rates for the quarters ended April 30, 1999 and 1998 were 44.0% and 41.4%, respectively. These rates varied from the federal statutory rate due to state income taxes and expenses not deductible for income tax purposes. These non-deductible expenses include goodwill amortization, meals and entertainment and officers' life insurance premiums.



  Fiscal 1999 Compared to Fiscal 1998



The following table sets forth, for the periods presented, information relating to our operations expressed as a percentage of Total Revenues:



                                                                FISCAL YEAR ENDED
                                                                   JANUARY 31,
                                                                -----------------
                                                                1998        1999
                                                                -----       -----
Service Revenues............................................    100.0%       67.4%
Manufacturing Revenues......................................       --        32.6
                                                                -----       -----
  Total Revenues............................................    100.0       100.0
Cost of Service Revenues....................................     49.7        31.6
Cost of Goods Sold..........................................       --        21.8
                                                                -----       -----
  Gross Profit..............................................     50.3        46.6
Selling, General and Administrative Expense.................     19.9        14.0
                                                                -----       -----
  Operating Income..........................................     30.4        32.6
Interest Expense, Net.......................................     (5.9)       (1.4)
Other Expense, Net..........................................     (0.7)       (0.2)
                                                                -----       -----
Income Before Income Taxes..................................     23.8        31.0
                                                                -----       -----
  Net Income................................................     13.5        18.3
                                                                =====       =====

Service Revenues. Services accounted for approximately 67.4% and 74.4% of our revenues and operating income, respectively, for fiscal 1999. Because of its recent introduction, we received no revenues from ICN in fiscal 1999. Service revenues increased to $14.2 million in fiscal 1999 from $11.8 million in fiscal 1998, an increase of 20.3%. Increased retailer participation in the Advance Pay Program and the acquisition of Periodical Concepts ("PC2") contributed to the increase. Claim Submission Program, Advance Pay Program and PIN revenues increased approximately $1.7 million, or 16.8%, over the prior year. Front-end management revenues increased from $1.5 million in the prior year to $2.2 million in the current year, or 46.9%. This was due to an increase in the number of reconfiguration programs that we undertook on behalf of our retailer clients.



Manufacturing Revenues. On January 7, 1999, we acquired Yeager and U.S. Marketing. Results of operations for both companies have been included in our consolidated financial statements since the date of acquisition. Manufacturing display racks accounted for approximately 32.6% and 25.6% of our revenues and operating income, respectively, for fiscal 1999. Manufacturing revenues were $6.9 million in fiscal 1999. There were no manufacturing revenues in the prior fiscal year.



Gross Profit. Gross profit increased to $9.8 million in fiscal 1999 from $5.9 million in fiscal 1998, an increase of approximately $3.9 million, or 65.4%. Approximately $2.3 million of the increase in gross profit was due to our recently acquired manufacturing subsidiaries. The remaining $1.6 million increase was attributable to our service segment. Gross margin of the service segment increased slightly to 53.2% in fiscal 1999 from 50.3% in fiscal 1998. The improved service segment gross margin was due in large part to a 20.3% increase in service revenues without a corresponding increase in employees.



Selling, General and Administrative Expense. Selling, general and administrative expense increased to $2.9 million in fiscal 1999 from $2.3 million in fiscal 1998, an increase of $600,000, or 25.5%. Of the total, approximately $502,000 was attributable to the recently acquired manufacturing subsidiaries. The remaining $97,000 increase was attributable to the services segment. Overall, selling, general and administrative expense as a percentage of revenues decreased from 19.9% in fiscal 1998 to 14.0% in fiscal 1999.



Operating Income. Operating income increased to $6.9 million in fiscal 1999 from $3.6 million in fiscal 1998, an increase of $3.3 million, or 91.7%. As a percentage of revenues, operating income increased to 31.0% in fiscal 1999 from 23.9% in fiscal 1998. Of the $3.3 million increase, approximately $1.8 million was attributable to the recently acquired manufacturing subsidiaries. Approximately $1.5 million was attributable to the services segment. The significant increase in operating income from the services segment was primarily a result of higher gross profits and stable selling, general and administrative expenses during fiscal 1999.



Interest Expense. Interest expense decreased $383,000, principally due to the repayment of borrowings with cash generated by our common stock offerings in October 1997 and June 1998.



Income Tax Expense. The effective income tax rates for fiscal years 1999 and 1998 were 40.8% and 43.7%, respectively. These rates varied from the federal statutory rate due to state income taxes and expenses not deductible for income tax purposes. These non-deductible expenses include meals and entertainment, goodwill amortization and officers' life insurance premiums.

     Fiscal 1998 Compared to Fiscal 1997



The following table sets forth, for the periods presented, certain information relating to our operations expressed as a percentage of Total Revenues:



                                                                    FISCAL YEAR ENDED
                                                                       JANUARY 31,
                                                                    -----------------
                                                                    1997        1998
                                                                    -----       -----
    Service Revenues............................................    100.0%      100.0%
    Cost of Service Revenues....................................     66.6        49.7
                                                                    -----       -----
      Gross Profit..............................................     30.6        50.3
    Selling, General and Administrative Expense.................     39.8        19.9
                                                                    -----       -----
      Operating Income (Loss)...................................     (9.2)       30.4
    Interest Expense, Net.......................................     (3.9)       (5.9)
    Other Expense, Net..........................................     (0.4)       (0.7)
                                                                    -----       -----
    Income (Loss) Before Income Taxes...........................    (13.4)       23.8
                                                                    -----       -----
      Net Income (Loss).........................................     (8.3)       13.5
                                                                    =====       =====



Service Revenues. Service revenues increased to $11.8 million in fiscal 1998 from $7.1 million in fiscal 1997, an increase of 66.2%. Increased retailer participation in the Advance Pay Program, the acquisition of Mike Kessler & Associates, Inc., also referred to in this prospectus as MKA, and the growth in subscriptions to PIN contributed to the increase. Claim Submission Program, Advance Pay Program and PIN revenues increased approximately $3.9 million, or 60.9%, over the prior year. Revenue from front-end management services increased from $636,000 in fiscal 1997 to $1.5 million in fiscal 1998, or by 135.8%, due to an increase in the number of reconfiguration programs undertaken by us on behalf of our retailer clients, including Kmart.



Gross Profit. Gross profit on service revenues increased to $5.9 million in fiscal 1998 from $2.2 million in fiscal 1997, an increase of approximately $3.7 million, or 167.1%. The improved gross margin was due in large part to an increase in service revenues of 66.2% without a corresponding increase in employees.



Selling, General and Administrative Expense. Selling, general and administrative expense decreased to $2.4 million in fiscal 1998 from $2.9 million in fiscal 1997, a decrease of approximately $500,000. Due to the operating loss in fiscal 1997, expense reduction initiatives were started at the end of fiscal 1997 that favorably impacted fiscal 1998 results.



Operating Income (Loss). Due to the above factors, operating income increased to $3.6 million in fiscal 1998 from an operating loss of $670,000 in fiscal 1997.



Interest Expense. Interest expense in fiscal 1998 was $714,000, an increase of $402,000 compared to fiscal 1997, principally due to increased borrowings necessary to fund the growth in the Advance Pay Program and, to a lesser extent, to fund the acquisition of MKA.



Income Tax Expense. The effective income tax rate for fiscal 1998 was 43.7%, compared to 38.5% in fiscal 1997. This rate varied from the federal statutory rate due to state income taxes and expenses not deductible for income tax purposes. Such non-deductible expenses include meals and entertainment, goodwill amortization and officers' life insurance premiums.



Earnings Per Share. In calculating earnings per share for fiscal 1998, net income for the year was reduced by a constructive dividend of $109,937, which resulted from the exchange of all 5,600 outstanding shares of Preferred Stock for 186,667 shares of common stock and nontransferable warrants expiring on July 1, 2002 to purchase 310,709 shares of common stock at an exercise price of $3.00 per share.

LIQUIDITY AND CAPITAL RESOURCES



Our primary cash requirements for the service segment are for funding the Advance Pay Program and for meeting general working capital requirements. Our primary cash requirements for the manufacturing segment are for purchasing materials and the cost of labor incurred in the manufacturing process. Historically, we have financed our business activities through cash flows from operations, short-term borrowings under available lines of credit and through the issuance of equity securities.



During fiscal 1999, 1998 and 1997, we advanced approximately $59.8 million, $41.7 million and $16.7 million, respectively, under the Advance Pay Program. These advances grew by 43.4% from fiscal 1998 to fiscal 1999 and 149.7% from fiscal 1997 to fiscal 1998. The primary source of funding the advances is our credit facility, which is discussed below. Collections under the Advance Pay Program are used to pay down any outstanding balance under the credit facility. Thus, the credit facility is primarily used to manage the timing of payments and collections under the Advance Pay Program. Growth of the Advance Pay Program will be monitored and controlled to ensure that funding will be available either through cash provided by operations or borrowings under our credit facility. However, a portion of the proceeds of this offering will be used to fund our Advance Pay Program.



Net cash used by operating activities was $3.2 million for the quarter ended April 30, 1999 compared to $477,000 for the quarter ended April 30, 1998.



Net cash provided by operating activities was $3.1 million for fiscal 1999 compared to net cash used by operating activities of $5.5 million for fiscal 1998. The manufacturing segment contributed $2.7 million to cash provided by operations in fiscal 1999.



Net cash used in investing activities was $18.8 million for the quarter ended April 30, 1999 and $142,000 for the quarter ended April 30, 1998. The increase was due primarily to the acquisitions during the quarter. Net cash provided by financing activities was $22.6 million in the quarter ended April 30, 1999 and $702,000 in the quarter ended April 30, 1998. The increase was due primarily to the advances on the revolving credit facility that were used for the acquisitions.



Net cash used in investing activities was $5.5 million in fiscal 1999 and $711,000 in fiscal 1998. The increase was due primarily to the acquisitions during fiscal 1999. Net cash provided by financing activities was $3.1 million in fiscal 1999 and $6.0 million in fiscal 1998.



Our service business has not required significant capital expenditures. As a result, at April 30, 1999, we did not have any commitments for capital expenditures. Currently, we do not anticipate any significant capital expenditures during fiscal 2000.



At January 31, 1999, we had total deferred tax assets of $255,000 and total deferred tax liabilities of $966,000, resulting in a net deferred tax liability of $711,000. This liability was due to the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. We intend to obtain the funds necessary to satisfy this tax obligation from cash flows from operations.



At April 30, 1999, our total long-term debt obligations were approximately $30.2 million. At January 31, 1999, our total long-term debt obligations were approximately $3.5 million. In March 1999, we amended and restated our Credit Agreement with Wachovia Bank, N.A. to provide for a $15.0 million term loan and a $15.0 million revolving credit facility. Proceeds of the term loan, which were received on March 31, 1999, were used to fund our recent acquisitions and borrowings under the revolving credit facility are used for general corporate purposes, including funding our Advance Pay Program. The Credit Agreement is secured by an interest in substantially all of our assets. Principal on the term loan is payable in twelve consecutive quarterly installments beginning on August 1, 1999, with the final payment due May 1, 2002. The first quarterly payment amount is $900,000. Quarterly installments increase by $350,000 each August 1st. For the term loan, the interest rate will be periodically adjusted based on various interest rate calculation formulas that we can choose from. At April 30, 1999, the interest rate for the term loan was 7.4388%.

At June 8, 1999, we had approximately $7.4 million of availability under the revolving credit facility. The revolving credit facility bears interest at a variable rate based on the London Interbank Offered Rate and carries a facility fee of 0.375% per annum on the average daily balance of the unused portion. The revolving credit facility has no termination date, although Wachovia has the right to terminate the facility upon not less than thirteen (13) months prior written notice. We believe that Wachovia will not terminate this arrangement in the foreseeable future. However, should Wachovia terminate the credit facility, we would be required to use funds from operations, obtain other financing or issue equity securities to repay the debt. If we were unable to obtain alternative financing, our ability to fund the Advance Pay Program would be substantially impaired.



The balance outstanding under the revolving credit facility at June 8, 1999 and January 31, 1999, 1998 and 1997 was approximately $10.8 million, $3.2 million, $8.6 million and $7.1 million, respectively. Although the Advance Pay Program grew in fiscal 1999, 1998 and 1997, the outstanding balance under our revolving credit facility did not increase due to the availability of other cash resources.



Under the Credit Agreement, we are subject to various financial and operating covenants. These include (i) requirements that we satisfy various financial ratios, (ii) restrictions on our ability to make capital expenditures exceeding $1.5 million in any fiscal year and (iii) limitations on the payment of cash dividends or other distributions on capital stock or payments in connection with the purchase, redemption, retirement or acquisition of capital stock.



In connection with the acquisition of MYCO, we assumed the liabilities of MYCO's industrial revenue bonds. On January 30, 1995, the City of Rockford issued $4 million of its Industrial Project Revenue Bonds, Series 1995, and the proceeds were deposited with the Amalgamated Bank of Chicago, as trustee. Wachovia has issued a rolling 13-month letter of credit for $4.1 million to us. The bonds are secured by the trustee's indenture and the $4.1 million letter of credit. The letter of credit is secured by substantially all of our assets. The bonds bear interest at a variable weekly rate (approximately 80% of the Treasury Rate) not to exceed 15% per annum. The bonds mature on January 1, 2030. Fees related to the letter of credit are 1% per annum of the outstanding bond principal plus accrued interest.



In June 1999, we purchased our leased facility in High Point, North Carolina for $1.8 million. We financed this purchase through available borrowings under our revolving credit facility. Wachovia has committed to a $1.6 million increase in available borrowings under the revolving credit facility and will hold a deed of trust on the High Point property..



We believe that our cash flow from operations together with our revolving line of credit and the proceeds from this offering will be sufficient to fund our working capital needs and capital expenditures for the foreseeable future.



NEW ACCOUNTING STANDARDS



SFAS No. 130, "Reporting Comprehensive Income," was issued in June 1997. Comprehensive income is defined as net income plus certain items that are recorded directly to shareholders' equity, such as unrealized gains and losses on available-for-sale securities. We adopted SFAS No. 130 in the first quarter of fiscal 1999, but had no other material comprehensive income items for the years presented in the statements of income or accumulated as of the balances sheet dates presented.



SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," is effective for financial statements for periods beginning after December 15, 1997, but interim reporting is not required in 1998. An operating segment is defined under SFAS No. 131 as a component of an enterprise that engages in business activities that generate revenue and expense for which operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance. See Note 16 in the "Notes to Consolidated Financial Statements" of The Source.



SOP 98-5, "Reporting on the Costs of Start-Up Activities," requires that the costs of start-up activities, including organization costs, be expensed as incurred. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 1998. We believe that the adoption of SOP 98-5 will have no material effect on our financial statements.



In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for years beginning after June 15, 2000 and requires comparative information for all fiscal quarters of fiscal years beginning after June 15, 2000. We do not expect the adoption of this statement to have a significant impact on our results of operations, financial position or cash flows.



YEAR 2000 COMPLIANCE



Year 2000 Overview -- Most of the services we provide are dependent upon computer technology. Since early 1997, we have been analyzing and testing all of our information technology (IT) and non-IT data systems for possible Year 2000, or Y2K, problems and have been remediating any Y2K problems detected. As of May 31, 1999, we had analyzed five, or approximately 83%, of our six IT systems and had tested two, or approximately 33%, of our six IT systems for Y2K compliance. We are in the process of evaluating the analysis and testing of our non-IT systems to determine the completion status of our non-IT Y2K compliance efforts. We intend to complete all analysis by August 1999 and all testing and remediation by the end of December 1999 for both our IT and non-IT systems.



Claim Submission Program. We developed our Claim Submission Program IT software with a third party. We completed Y2K compliance analysis and testing on this software in February 1999 and have corrected all Y2K problems detected during that testing. In addition, we have upgraded the operating system on the hardware platform for the Claim Submission Program software to be Y2K compliant. We expect to conduct follow up testing and remediation, if necessary, on all Claim Submission Program IT software by the end of October 1999. Our Claim Submission Program also utilizes non-IT phone lines for electronic data transmission. We have been unable to confirm Y2K compliance with the third party provider of our phone services. In the event our telecommunications services experience Y2K-related failures, we would employ alternative, though less efficient, methods of data transmission, such as electronic tape transfer and hard copy data printouts.



Advance Pay Program. The IT component of our Advance Pay Program involves transporting data on rebate claims into a Microsoft Excel 97 software program which reformats the data to determine the amount of advance payments due to our retailer customers. Microsoft Excel 97 has been declared Y2K compliant by the vendor, which is consistent with our internal testing results. There are no non-IT functions involved in our Advance Pay Program. Because we do not anticipate any Y2K problems with our Advance Pay Program, we have not developed a Y2K failure contingency plan for the program.



PIN Program. The IT component of our PIN Program was developed by our internal programming staff with Microsoft Visual Foxpro version 6.0, which has been declared Y2K compliant by the vendor. We expect to complete testing and remediation, if necessary, of this program by the end of October 1999. As of May 1999, we had not detected any Y2K problems that would adversely affect this program. There are no non-IT functions upon which the PIN Program is dependent. We have not developed a Y2K failure contingency plan for the PIN Program because we do not believe the program will experience any Y2K-related failures.



ICN. The IT functions of our ICN website were developed by our internal programming staff using Web Connects Software, which has been declared Y2K compliant by the vendor. Background databases are programmed in Microsoft Visual Foxpro version 6.0, which has also been declared Y2K compliant by the vendor. Because the ICN system utilizes a 4-digit date field, we do not anticipate any Y2K problems. We expect to complete Y2K testing and remediation, if necessary, of this program by the end of October 1999. The only non-IT function of ICN involves telecommunications. We intend to establish a contingency plan involving other methods of data transmission for this component of ICN by December 1999.


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


Front-end Management Services. Our Front-end Management Services IT software was developed by a third party software developer with MacroMedia Director software, which has been declared Y2K compliant by the vendor. The developer also has confirmed that our customized Front-end Management Services software package is Y2K compliant. We expect to complete internal testing of this software by October 1999 and believe that any problems detected will be corrected by the developer before the end of 1999. There are no non-IT functions related to our Front-end Management Services. Because we do not anticipate Y2K issues, we have not developed a contingency plan for our Front-end Management Services.



Display Rack Manufacturing. Our Display Rack Manufacturing subsidiaries were acquired within the past five months. We are in the process of collecting data to verify Y2K compliance issues which may affect these subsidiaries. We intend to complete our Y2K analysis and testing for both the IT and non-IT systems of our manufacturing subsidiaries by the end of July 1999 and to then commence any required remediation work if any problems are detected.



IT Systems -- We intend to correct any Y2K deficiencies in our manufacturing subsidiaries' IT systems prior to the end of 1999. Our preliminary analysis and testing of our manufacturing subsidiaries' IT systems have revealed the following:



  - MYCO's primary computer system and all personal computers have been tested and verified in writing by the software vendor to be Y2K compliant. All of Chestnut's personal computers have passed Y2K compliance tests. We are continuing to analyze and test computers at our other manufacturing subsidiaries.



  - Our preliminary findings indicate that, with the exception of MYCO, the accounting software of all of our manufacturing subsidiaries is not Y2K compliant. We intend to select and implement a uniform Y2K compliant accounting package for all of our manufacturing subsidiaries by the end of 1999.



  - The billing software for all of our manufacturing subsidiaries is not Y2K compliant. We intend to upgrade or replace this software before the end of 1999.



  - Currently, the payroll software used by Brand and MYCO is Y2K compliant. The payroll software used by Yeager and Chestnut, however, is not Y2K compliant. We intend to replace all non-compliant payroll software with Y2K compliant programs by the end of 1999.



  - Certain aspects of MYCO's inventory and raw materials control software are not Y2K compliant. We intend to upgrade or replace this software by the end of 1999.



  - Brand utilizes a Novell network which is not currently Y2K compliant. We intend to correct this problem by the end of 1999.



  - Brand's cost sharing software is not Y2K compliant. Internal systems are currently being designed to replace this system and are expected to be implemented before the end of 1999.



Non-IT Systems -- Our non-IT manufacturing systems consist principally of software used in our manufacturing equipment and phone systems. Because our non-IT manufacturing systems are not significantly dependent upon date sensitive functions, we do not expect any material problems with these operations in the event they are not fully Y2K compliant. We continue to assess and test the Y2K compliance status of our manufacturing and phone systems and intend to take necessary steps to ensure that these systems will be substantially Y2K compliant by the end of 1999. Our preliminary analysis and testing of our manufacturing subsidiaries' non-IT systems have revealed the following:



  - We believe the only non-IT systems used by MYCO are those pertaining to its manufacturing operations and its phone system. Based on our analysis, there do not appear to be any Y2K issues associated with MYCO's production process. MYCO's phone system has been orally declared compliant by the vendor.



  - The only non-IT systems in Chestnut's manufacturing operations involve a wire bender for which we have received written confirmation of Y2K compliance from the vendor. We are assessing the Y2K status of Chestnut's phone system.

  - Letters have been received from each vendor of Yeager's production equipment stating that this equipment is Y2K compliant. We are assessing the Y2K status of Yeager's phone system.



  - We are not aware of any Y2K problems relating to Brand's non-IT manufacturing systems. We are assessing the Y2K status of Brand's phone system.



Third Party Assessments -- We have communicated orally or in writing with approximately 90% of our magazine wholesaler, national distributor and magazine publisher trading partners in order to assess their Y2K readiness. Based on those communications, we believe that almost all of those with whom we have communicated expect to be Y2K compliant before the end of 1999 and we do not presently have reason to believe that there will be significant Y2K problems with any of these third parties that would impair our normal operations. In addition to our oral communications with magazine wholesalers, national distributors and magazine publishers, we sent a letter in May 1999 to 139 magazine wholesalers to verify their Y2K compliance. We have received responses from 13, or 9%, of those contacted. Only one respondent indicated that it is not Y2K compliant, though it indicated that it intends to upgrade the noncompliant software by the end of June 1999. We intend to contact all parties who have failed to respond to our Y2K inquiries by August 1999.



We are in the process of making verbal Y2K inquiries of our vendors, suppliers and customers. We expect to complete these inquiries by August 1999. We have also communicated with our suppliers of non-IT operations and services (such as electricity and telecommunications providers). Based on these communications, we do not presently have reason to believe that there will be Y2K problems involving any of these third parties that would materially impair our operations. In the event any of our vendors or suppliers are not Y2K compliant by the end of 1999, we intend to establish relationships with other vendors or suppliers to replace those who are non-compliant.



Potential Y2K Risk -- We believe that the most reasonably likely worst-case scenario due to our internal and third party external systems not being Y2K compliant would be the inability to perform the above-described services in a most time-efficient manner and thereby meet client deadlines. We depend on data, materials and other services from third parties in order to provide information and manufacturing services to our clients. If these third parties have problems supplying data, materials and other services to us, then deadlines for our clients may not be met. If our internal systems are not Y2K compliant, data, materials and services received from third parties cannot be processed in a timely manner. This could also lead to missed deadlines, which could have a negative impact on our relationships with our customers and a material and adverse effect on our financial condition and results of operations.



Contingency Plan -- Currently, we have not completed a Y2K contingency plan. A final contingency plan will be developed upon completion of all system testing and is expected to be completed by the end of 1999.



Y2K Expenses -- As of May 1999, we had incurred expenses of less than $10,000 for Y2K analysis, testing and remediation. We anticipate that our additional expenses in connection with our remaining Y2K compliance efforts will not exceed $40,000. We have not included any expenditures for Y2K compliance in our budget. There can be no assurance that our additional expenses, in particular in connection with our manufacturing subsidiaries, will not be significant.

                                    BUSINESS

OVERVIEW

We are a leading provider of information and management services for retail magazine sales to U.S. and Canadian retailers and magazine publishers. We are also a leading manufacturer of display racks used by retailers at checkout counters.


Through our information services, we provide sales figures and product placement and other related information in various user-friendly formats, including print, CD-ROM and over the Internet. This information helps users to formulate marketing, distribution and advertising plans and to react more quickly to changing market conditions. Our information services cover approximately 7,000 magazine titles and are provided to over 1,000 retail chains with approximately 100,000 stores and 500,000 checkout counters. We believe we maintain the most comprehensive information database available for retail magazine sales and magazine placement at checkout counters. Our extensive retailer and vendor relationships allow us to keep this information up to date. We have expanded upon our experience with retail magazine sales to provide similar information and services to confectioners and vendors of general merchandise sold at checkout counters.


Through our management services, we help retailers to increase sales and incentive payment revenues by reconfiguring and designing front-end display racks, supervising fixture installation, selecting products and negotiating, billing and collecting incentive payments from vendors. Historically, as part of our services, we arranged for the manufacture of display racks for many of our customers. Since January 1999, we acquired four display rack manufacturers. Manufacturing display racks in our own facilities allows us to be a full-service provider of management services for the checkout area, or "front-end," of a customer's store. We also can integrate the design and manufacturing processes with our clients' merchandising strategies and better manage the timing of display rack delivery. We believe this enhances the value of our front-end management services for our clients. We also manufacture free-standing "point-of-purchase" display racks for other locations in retail stores that are designed to increase product visibility and sales.

We believe that we are well positioned to use our existing relationships with retailers and vendors to cross-sell our information and management services and display rack manufacturing capability.

INDUSTRY OVERVIEW

A substantial portion of the products sold in retail stores are bought on impulse. It is therefore important to vendors that their products be on prominent display in those areas of a store where they will be seen by the largest number of shoppers. There are usually two such areas in a store. One is a dedicated area called a mainline display; the other is the checkout area which is sometimes referred to as the "front-end." The front-end is visited by virtually every shopper in a store. Shoppers typically must wait to complete the checkout process and are more likely to see products on display in the front-end, which increases the likelihood that these products will be bought on impulse. Products suited to front-end display include magazines, confections and certain general merchandise such as razor blades, film and batteries.


Vendors of front-end products compete for favorable spaces on display racks, which we refer to as "pockets." Some vendors make incentive payments to retailers for favorable pocket locations. For example, magazine publishers and confectioners often pay retailers an up-front fee to have front-end display racks configured to provide for their desired pocket placements. Magazine publishers and general merchandise vendors also pay periodic pocket rental fees based on the location and size of their products' pockets. Alternatively, some magazine publishers offer retailers cash rebates based on the sales volumes of their magazines to encourage retailers to carry and assign favorable pocket space to their titles. Most retailers have historically outsourced the information gathering and administration of magazine claims collection to third parties such as The Source. This relieves them of the substantial administrative burden associated with that process, including monitoring thousands of titles, each with a distinct incentive arrangement.

Retailers typically reconfigure their checkout areas every three years, at which time they install new display racks and negotiate new agreements with magazine publishers, confectioners and general merchandisers. Agreements with vendors of other front-end products are typically negotiated annually.


In the magazine industry, incentives also are provided for including magazines on mainline displays. These incentives take the form of a rebate for each copy sold by the retailer and are intended to encourage retailers to promptly display titles on mainline displays. In addition to increasing revenues, additional sales enable magazine publishers to charge higher advertising rates.

Timely delivery of information about retailer activity at the front-end, including timing of reconfigurations, changes in display position or the discontinuance of a vendor's products, is important to vendors of front-end products. This allows them to take advantage of opportunities at the front-end before final decisions are made by the retailer and to react expeditiously to changed circumstances. Timely delivery of information about price changes, special promotions, new product introductions and other vendor plans is important to retailers because it allows them to react quickly to capitalize on opportunities presented by a vendor's plans and to take advantage of changes in the market rate for the fees and incentive payments available from magazine publishers and other front-end product vendors.

Historically, information available to vendors about retail checkout area activity and information available to retailers about price changes, special promotions and other matters has been fragmented and stale. This is the result of a number of factors, including the following:

  - Many front-end products, including magazines, are sold through distributors, resulting in very little direct contact between vendors and retailers;

  - Retailers generally have not had systems in place to efficiently collect front-end sales and other information;

  - The number of retailers who sell magazines and other front-end products is large and they are widely dispersed geographically; and

  - Until the availability of cost-effective and user-friendly data processing applications, there was no convenient means to disseminate this information.

We believe that there is an increasing demand on the part of front-end product vendors for more frequent and detailed information on sales and other front-end activity. For example, timely information about sales of each magazine title by store would be of particular importance to magazine publishers, because it would assist them to increase revenues from advertisers who want to target their advertising to a particular market.


Our traditional source of retail magazine sales information has been magazine distributors. They provide us with quarterly information about retail sales of magazines on a chain-by-chain basis. Accordingly, information we provide to magazine publishers about magazine sales by retailers is also on a quarterly, chain-by-chain basis, rather than on a more frequent, store-by-store basis. We intend to develop the capability to gather and provide magazine sales information on a weekly, store-by-store basis. We have reached agreements with most of the major magazine distributors in Canada to provide us with weekly information about magazine distribution and sales on a title-by-title, store-by-store basis. We are in active negotiation to receive similar information from four magazine distributors in the United States. Three of the United States distributors have orally agreed to provide us with this information beginning in July 1999 so that we can begin testing inclusion of the information on our ICN website. We hope to begin by October 1999 to provide information about magazine distribution and sales on a title-by-title, store-by-store basis received from distributors with which we enter into agreements. However, there can be no assurance that we will reach final agreements with any or all of the magazine distributors in the United States.


Through our front-end management services we also have access to a significant amount of information about retail checkout area activity. Our recent acquisitions of four display rack manufacturers further increase our information base.
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

The continual re-merchandising and re-modeling of retail stores drives the demand for new display racks. Retailers request new displays to promote new products, to upgrade the appearance of an existing store and to render the appearance of newly opened stores consistent with the rest of the retail chain. The continual introduction of new products and rapidly evolving packaging of existing products also drives the need for new displays.

BUSINESS STRATEGY

Our objective is to strengthen our position as the leading provider of sales figures and product placement and other related information for magazines sold in retail stores, whether from mainline or front-end displays. We also seek to become the leading provider of similar information for confections and general merchandise sold at checkout counters, as well as of other front-end services to retailers and vendors that help to increase sales from the retail checkout area. Our strategies for achieving our objectives include the following:

  Provide timely and reliable information

  - We intend to increase our information gathering capabilities through internal growth, acquisitions, joint ventures or strategic alliances or by acquiring the information from third parties.

  - We intend to develop the capability to provide magazine sales information more frequently and on a store-by-store basis. We currently provide U.S. magazine sales information on a quarterly chain-by-chain basis. In Canada, through our recent acquisition of ProMark, we already are able to provide this information on a weekly store-by-store basis.

  - We intend to increase the amount of information we collect with respect to magazines and other front-end products, including confections, razor blades, film and batteries.

  - We intend to develop an analytical support capability to assist retailers and publishers to use more effectively the information that we provide.

  Expand Internet distribution and data

  - We intend to continue to use our information collection capabilities and our industry relationships to strengthen content and add new subscribers and advertisers to ICN. In particular, we intend to increase the amount of general merchandise information on ICN and to aggressively market this service to confectioners and general merchandise vendors.

  Expand Advance Pay Program

  - We intend to expand marketing of our Advance Pay Program in order to increase the number of clients of this service. We believe increasing retailer awareness of the economic and administrative advantages of the Advance Pay Program will result in the continued growth of this program.

  Expand our display rack manufacturing business

  - We intend to cross-sell our display rack manufacturing capabilities with our other services.

  - We intend to expand our display rack product line to include racks manufactured using plastic and wood components. By diversifying our display rack product line beyond metal fixtures, we believe that we can meet all of our clients' display rack needs for both front-end and point-of-purchase racks. We believe that this will enable us to sell additional racks to existing clients and to attract new clients.

  - We intend to aggressively market point-of-purchase display racks. We believe that this provides us with significant growth opportunities in this large and growing market.

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

  - We expect to realize cost savings resulting from process improvements, greater purchasing power, reduction of delivery costs and elimination of duplicative costs among our four recently acquired manufacturers of front-end display racks.

  Pursue strategic acquisitions

  - We intend to continue to pursue strategic acquisitions of additional businesses which further our business objectives. Since the beginning of fiscal 1998, we have made six strategic acquisitions. Four of these acquisitions were of front-end display rack manufacturers and two, including one in Canada, were of providers of rebate collection services.

SERVICES


Our claims submission services for magazine retailers were established by one of our predecessors over 20 years ago. Our experience in providing these services is the foundation for our other services.



  Claim Submission and Other Information Services



Claim Submission Program. Through our information gathering capabilities, we assist U.S. and Canadian retailers to accurately monitor, document, claim and collect magazine publisher incentive and pocket rental payments. Incentive payments consist of cash rebates offered to retailers by magazine publishers equal to a percentage of magazine sales. Pocket rental payments are made by magazine publishers for providing a specific pocket size and location on a display rack. Our claim submission program relieves our retailer customers of the substantial administrative burden of documenting their claims and we believe increases the amount of claims they collect.


The claim submission process begins at the end of each calendar quarter. Local distributors detail the titles and number of copies sold by our retailer clients during that quarter. Display rack manufacturers and our retailer clients provide us with information about magazine pocket placements. Based on this information, we prepare claim forms and submit the documented claims to the appropriate national distributor. After verification of the claim, the national distributor, on behalf of the publisher, remits to us payment for the retailer. We then record the payment and forward it to the retailer. We charge the retailer a negotiated percentage of the amount collected.


Retailer customers who use our claim submission program include Fleming, Kroger, Southland 7-Eleven, Target and Walgreens. Claim submission services accounted for approximately 8.9% of our fiscal 1999 revenues on a pro forma basis and 9.8% of our revenues for the three months ended April 30, 1999.



Advance Pay Program. As an extension of our claim submission program, we have established our Advance Pay Program for magazine sales. Under this program, we pay to participating retailers a negotiated fixed percentage of the total quarterly incentive payments and pocket rental fees otherwise due the retailer. We generally make these payments within 90 days after the end of the quarter. We then collect the payments for our own account. This service provides the retailer with improved cash flow and relief from the burdensome administrative task of processing a large number of small checks from publishers. Payments collected from publishers under the Advance Pay Program as a percentage of all payments collected from publishers grew from 21.9% during fiscal 1998 to 30.4% during fiscal 1999.



Our payments to the retailer precede our collections from the publisher. In order to make these payments to retailers, we use funds generated from operations and funds borrowed under our revolving credit facility. We generally assume the risk of uncollectibility of the incentive and pocket rental payments.



Customers of our Advance Pay Program include A&P, Ahold USA, Food Lion, Kmart and W.H. Smith. The Advance Pay Program accounted for approximately 11.3% of our fiscal 1999 revenues on a pro forma basis and 9.7% of our revenues for the three months ended April 30, 1999.


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


PIN. We market to magazine publishers our database of magazine-related industry information that we gather through our claims submission program. This information assists them in formulating their publishing and distribution strategies. PIN subscribers have access to a historical database of sales information for publications, as well as quarterly updates. PIN can generate reports of total sales, sales by class of trade and sales by retailer. Each report also provides other sales related information, including returns of unsold magazines and total sales ranking. We believe that PIN is the most extensive database available for single-copy retail magazine sales information.



Subscribers to PIN pay for their subscriptions on a quarterly basis. Subscriptions have an initial term of one year and are automatically renewed for successive one-year terms unless earlier terminated. At April 30, 1999, we had 17 PIN subscribers, including Globe Marketing Services, Hearst Distribution Group Magazines, Primedia, Time Distribution Services and Warner Publisher Services. PIN accounted less than 1% of our fiscal 1999 revenues on a pro forma basis and less than 1% of our revenues for the three months ended April 30, 1999.



ICN. In response to the business communications opportunities presented by the Internet, we have developed our ICN website. The ICN website enables subscribing magazine publishers to access information regarding pricing, new titles, discontinued titles and display rack configuration changes on a chain-by-chain basis. This information is important to publishers because discontinuation and placement of their titles on the display rack can have a significant impact on sales. We believe that, prior to ICN, publishers could not react as quickly to these changes. Publishers also can use ICN to promote special incentives and advertise and display special editions, new publications and upcoming covers, all of which can increase their sales.


Retailers can use ICN to order new magazine titles and take advantage of promotions by publishers. They also can download frequently changing price information, including Uniform Product Codes which change often because of price changes and new title introductions.


As part of our increased emphasis on confections and general merchandise sold at checkout counters, we are adapting ICN for confections and general merchandise.


The ICN website is configured so that publishers cannot access the information of other publishers and retailers cannot access information of other retailers. ICN also is encrypted. Both of these features allow retailers and publishers to exchange information and conduct transactions on the Internet without competing publishers or retailers or other persons being able to access their proprietary information. PIN can also be accessed through ICN.


We receive annual fees from each publisher that subscribes to ICN. We also receive fees from publishers for advertising, promotions and special programs on ICN. Since its launch in January 1999, we have signed up over 90 retailer subscribers, including Ames Department Stores, Eckerd, Kmart, Southland 7-Eleven, W.H. Smith and Wegman's Food Markets and 15 publishers, including American Media, Hearst Distribution Group Magazines, Time Distribution Services, Times Mirror and Time Warner. Because of its recent introduction, we received no revenues from ICN in fiscal 1999. Less than $10,000 in revenues were earned from ICN during the three months ended April 30, 1999.



Front-End Management. We help retailers to increase sales and incentive payment revenues by reconfiguring and designing front-end display racks, supervising fixture installation, selecting products and negotiating, billing and collecting incentive payments from vendors. We also help our retailer clients to develop specialized marketing and promotional programs, which may include, for example, special mainline or checkout displays and cross-promotions of magazines and products of interest to the readers of these magazines.


To further enhance our front-end management service capabilities, we recently developed our SourcePro software. SourcePro is a three dimensional fixture design system that analyzes the retailer's store layout, customer traffic patterns and available front-end merchandising alternatives to develop an appropriate

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

checkout display configuration. We believe that there are no other design systems similar to SourcePro currently in use.

We introduced front-end management in July 1997 with a contract to manage the front-end of approximately 2,200 Kmart stores. The number of stores for which we provide front-end management services has grown substantially, and involves arrangements with many prominent retailers, including Eckerd, Fleming, Kmart, Southland 7-Eleven, SuperValu and Wegman's Food Markets.


Front-end management services accounted for approximately 2.7% of our fiscal 1999 revenues on a pro forma basis and 1.3% of our revenues for the three months ended April 30, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent and Pending Acquisitions."


  Front-End and Point-of-Purchase Display Rack Manufacturing


We design, manufacture, deliver and dispose of custom front-end and point-of-purchase displays for both retail store chains and product manufacturers, including A&P, American Stores, Food Lion, Kmart and Winn Dixie. For many of our retail store accounts, we also invoice vendors for rack costs and coordinate the collection of payments on these invoices. We believe that manufacturing display racks increases our access to information about sales of magazines and other products from retail checkout areas, which enhances our ability to provide PIN and ICN.


Our manufacturing process typically begins when a retail store chain contacts us to design a display for its stores. We create a computer model of the display based on the retailer's specifications, from which a prototype is created and presented to the retailer for its examination. We then work together with the retailer to finalize the design of the display and negotiate a price per display. All of our front-end display racks are manufactured to customer specifications.


We design, manufacture and powder-coat each pocket, shelf and other component of a display unit separately and then assemble these components to create the finished display. We believe that our component-oriented manufacturing process enables us to produce our displays more quickly and efficiently and with a higher standard of quality than if we used a unit-oriented process.


Materials used in manufacturing our racks include wire, metal tubing and paneling. At our five manufacturing locations, we cut, shape, bend and weld wire, tubing and metal paneling and paint and assemble the finished product. We use a just-in-time inventory practice. This reduces our requirements to carry inventories of raw materials, which in turn improves our cash flow.


Display rack manufacturing accounted for approximately 76.2% of our fiscal 1999 revenues on a pro forma basis and 78.4% of our revenues for the three months ended April 30, 1999.



MAJOR CUSTOMERS



For fiscal 1999, three customers accounted for approximately 38% of revenues. One of the three customers, Food Lion, Inc., accounted for approximately 27% of revenues. Our major customers in terms of revenues are usually retailers in the process of reconfiguring their checkout areas. Because this process typically occurs every three years, our major customers vary from year to year.


MARKETING AND SALES

We market our services and display racks through our own direct sales force. Our sales group consists of four divisional vice presidents and 13 regional managers. We have integrated our marketing efforts for our traditional information and management services with our display rack manufacturing. We market our services primarily through direct contact with clients and prospective clients. We also market our services at industry trade shows and through trade publications.

Each of our managers is assigned to a specific geographic territory and is responsible for the preparation of quotations, program presentations and the general development of sales, as well as maintenance of existing accounts, within his or her territory. Our regional managers maintain frequent contact with our clients in order to provide them with a high level of service and react quickly to their needs.

COMPETITION

Competition among providers of many of our services, particularly the processing of incentive payment claims, is intense. We have a substantial number of direct competitors for our claims submission program, all of which are closely-held private companies. We believe there is no significant competition for PIN and ICN. Information contained in PIN and ICN could be obtained from other sources, although we believe this would be at greater expense to the user and that it would take substantially more time to collect.


We compete primarily with five other manufacturers in the front-end display rack manufacturing business. One of those competitors has substantially greater financial resources than we do. There also are a substantial number of competitors in the point-of-purchase display rack business, many of which are national in scope and have a substantially larger market share, greater name recognition in this industry segment and substantially greater financial resources than we do. However, the total market for point-of-purchase display racks is much larger than the market for front-end display racks and therefore can support a larger number of manufacturers.


We believe that the principal competitive factors in the retail information industry include access to information, technological support, accuracy, system flexibility, financial stability, customer service and reputation. In addition to financial stability, customer service and reputation, we believe that product quality, timeliness of delivery and, to a lesser extent, price are competitive factors in the display rack manufacturing business. We believe we compete effectively with respect to each of the above factors.

PROPERTIES


We conduct our business from over twenty manufacturing, data processing, office and warehouse facilities. All of our manufacturing and warehouse facilities are used by our manufacturing segment. Our office and data processing facilities are shared by our manufacturing and service segments. All of our owned facilities are subject to mortgages in favor of our lender.



LOCATION                                          DESCRIPTION          SIZE SQ. FT.    OWNED/LEASED
--------                                          -----------          ------------    ------------
Jacksonville, FL...........................  Manufacturing/Office         55,000          Leased
Rockford, IL...............................  Manufacturing/Office        310,536           Owned
St. Louis, MO..............................  Office                        8,050          Leased
High Point, NC.............................  Data Processing/Office       22,000           Owned
Fair Lawn, NJ..............................  Office                        2,771          Leased
Brooklyn, NY...............................  Manufacturing/Office         92,000          Leased
New York, NY...............................  Office                        1,900          Leased
Philadelphia, PA...........................  Manufacturing/Office        110,000           Owned
Greenville, SC.............................  Manufacturing/Office         30,000          Leased



In addition, we have warehouse facilities in Florida, New Jersey and South Carolina and small offices in Pennsylvania, Ohio, Oklahoma, Texas and Ontario. We believe our facilities are adequate for our current level of operations and are adequately insured.


INFORMATION SYSTEMS; INTELLECTUAL PROPERTY

Software used in connection with our claims submission program and in connection with PIN and ICN, as well as our SourcePro software, was developed specifically for our use by a combination of in-house software engineers and outside consultants. We believe that certain elements of all three of these software systems are proprietary to The Source. Other portions of these systems are licensed from MJ Systems, which helped to design the system. We also receive systems service and upgrades under the license.


We have filed provisional applications with the U.S. Patent Office for patent protection for our ICN program and intend to seek patent protection for our SourcePro and PIN innovations. Certain aspects of our ICN, SourcePro and PIN innovations also have copyright protection.

LEGAL PROCEEDINGS


We are from time to time parties to various legal proceedings arising out of our businesses. We believe that there are no proceedings pending or threatened against us which, if determined adversely, would have a material adverse effect on our business, financial condition, results of operations or liquidity.


EMPLOYEES


As of June 9, 1999, we employed 675 persons, of whom approximately 668 were employed on a full-time basis and approximately 7 of whom were employed on a part-time basis. Of these persons, 98 were engaged in administrative activities and 106 were engaged in sales, customer support and data processing. The remaining employees were engaged in manufacturing activities.



Of the employees at our Brooklyn, New York facility, 111 are represented by Local 810 of the Steel, Metal, Alloys and Hardware Fabricators of the International Brotherhood of Teamsters under a collective bargaining agreement expiring on September 30, 1999. Of the employees at our Philadelphia, Pennsylvania facility, 92 are represented by Local 837 of the Teamsters Union under a collective bargaining agreement expiring on December 31, 2000. We consider our employee relations to be satisfactory.

                                   MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers:


NAME                                         AGE                        POSITION
----                                         ---                        --------
S. Leslie Flegel.........................     61   Chairman and Chief Executive Officer
Richard A. Jacobsen......................     43   Vice Chairman and Chief Operating Officer
William H. Lee...........................     48   Director, Chairman of Executive Committee and Chief
                                                   Administrative Officer
James R. Gillis..........................     46   President
Dwight L. DeGolia........................     54   Executive Vice President, Special Projects
W. Brian Rodgers.........................     33   Secretary and Chief Financial Officer
Jason S. Flegel..........................     33   Executive Vice President, Information Services
Robert O. Aders..........................     71   Director
Timothy A. Braswell......................     70   Director
Harry L. "Terry" Franc, III..............     63   Director
Aron Katzman.............................     61   Director
Randall S. Minix.........................     49   Director


The Board consists of eight members, each of whom serves in that capacity for a three year term or until a successor has been elected and qualified, subject to earlier resignation, removal or death. The number of directors comprising the Board may be increased or decreased by resolution adopted by the affirmative vote of a majority of the Board. Our Articles of Incorporation and By-Laws provide for three classes of directorships serving staggered three year terms such that one class of the directors are elected at each annual meeting of stockholders. The terms of Messrs. Katzman and Minix will continue until the 1999 annual meeting of stockholders, the terms of Messrs. Braswell, Franc and Jacobsen will continue until the 2000 annual meeting of stockholders and the terms of Messrs. Aders, Flegel and Lee will continue until the 2001 annual meeting of stockholders.

Each of the executive officers is a full-time employee of The Source. Non-employee directors of The Source devote such time to the affairs of The Source as is necessary and appropriate. Set forth below are descriptions of the backgrounds of the executive officers and Directors of The Source:

S. Leslie Flegel has been the Chairman of the Board of Directors and Chief Executive Officer of The Source since its inception in March 1995. For more than 14 years prior thereto, Mr. Flegel was the principal owner and Chief Executive Officer of Display Information Systems Company, a predecessor of The Source. S. Leslie Flegel is the father of Jason S. Flegel, The Source's Executive Vice President, Information Services.

Richard A. Jacobsen was elected a Director in March 1999 and became Vice Chairman and Chief Operating Officer in April 1999. Prior thereto, he was President of Time Distribution Services from 1995 until April 1999; he served Time Distribution Services in various executive capacities since 1981. He is a member of the Board of Directors of the International Periodical Distributors Association, Chairman of the Magazine Publishers Association Retail Advisory Council and a member of the American Magazine Conference Planning Committee.

William H. Lee has been a director of The Source since its inception in March 1995 and has been Chief Administrative Officer since March 1999. Prior thereto, Mr. Lee was President and Chief Operating Officer since The Source's inception. For approximately 14 years prior thereto, Mr. Lee was the principal owner and Chief Executive Officer of Periodical Marketing and Management, Inc., a predecessor of The Source.

James R. Gillis has served as President of The Source since December 1998. Prior thereto, he served as the President of Brand Manufacturing Corporation from September 1995. Prior to joining Brand,

Mr. Gillis was a partner in the Aders-Wilcox-Gillis Group, which advised supplier companies on industry retailers worldwide. Mr. Gillis is a member of the Board of Directors of Broadband Sports, Inc.

Dwight L. DeGolia has served as Executive Vice President of The Source since its inception in May 1995. For more than ten years prior thereto, Mr. DeGolia served as Executive Vice President of Sales and Marketing for Display Information Systems Company. From 1986 to 1993, Mr. DeGolia also served as a director of Advanced Marketing Services, a leading supplier of books to wholesale clubs.

W. Brian Rodgers has served as Secretary and Chief Financial Officer since October 1996. Prior to joining The Source, Mr. Rodgers practiced for seven years as a Certified Public Accountant with BDO Seidman, LLP.


Jason S. Flegel has served as Executive Vice President, Information Services since March 1999. Prior thereto, he served as Senior Vice President of RDA Operations since June 1996, and since The Source's inception in March 1995, he served as Vice President -- Western Region. For more than two years prior thereto, Mr. Flegel was an owner and the Chief Financial Officer of Display Information Systems Company. Jason S. Flegel is the son of S. Leslie Flegel.


Robert O. Aders was elected a director in March 1999. He is Chairman and Chief Executive Officer of the Advisory Board, Inc. (an international consulting organization) and a member of the Board of Directors of Food Marketing Institute, where he served from its founding in 1976 until his retirement in 1993. He is also counsel to Collier, Shannon, Rill & Scott (a Washington, D.C. law firm). Mr. Aders was the Acting Secretary of Labor in the Ford administration, is a former advisor to the White House Office of Emergency Preparedness and has served on the U.S. Wage and Price Commission and as a Vice Chairman of the National Business Council for Consumer Affairs. From 1970 to 1974, Mr. Aders was Chairman of the Board of the Kroger Company, where he served in various executive positions beginning in 1957. He is currently a trustee of the National Urban League. He also is a director of Association International Distribution Alimentares (Belgium), the Association of Latin American Supermarkets, a Fellow of the Institute of Grocery Distribution (U.K.) and a member of the International Self Service Organization (Germany). In addition, he is a director of Checkpoint Systems, Inc., a company listed on the New York Stock Exchange, Coinstar, a company listed on Nasdaq and Telepanel, a company listed on Nasdaq.

Timothy A. Braswell has been a director of The Source since it commenced operations in May 1995. He established Braswell Investment Company, a consultant and broker of wholesale magazine businesses in 1994 and is its owner. Prior to that time, Mr. Braswell was the principal owner and chief executive officer of City News Co. and Dixie News, each of which is a wholesale periodical company.

Harry L. "Terry" Franc, III, has been a director of The Source since it commenced operations in May 1995. Mr. Franc is one of the founders of Bridge Information Systems, Inc. ("BIS"), a global provider of information services to the securities industry and of BIS's subsidiary, Bridge Trading Company ("BTC"), a registered broker-dealer and member of the New York Stock Exchange. Mr. Franc has been Executive Vice President of BTC for more than 20 years and for more than 20 years prior to 1995, served as a director and an Executive Vice President of BIS. Mr. Franc is a member of the National Organization of Investment Professionals and a director of P.J. Holdings, LLC.

Aron Katzman has served as a director of The Source since it commenced operations in May 1995. Until its sale in May 1994, Mr. Katzman served as the Chairman and Chief Executive Officer of Roman Company, a manufacturer and distributor of fashion custom jewelry. Mr. Katzman is a member of the board of directors of Phonetel Technologies and Southern Internet, Inc.

Randall S. Minix has served as a director of The Source since it commenced operations in May 1995. For more than five years, Mr. Minix has been the managing partner of Minix, Morgan & Company, L.L.P., an independent accounting firm headquartered in Greensboro, North Carolina.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board has established an Audit Committee, a Compensation Committee, a Finance Committee and an Acquisition Committee. The duties and members of each of these committees, are indicated below.

- The Audit Committee is comprised of two non-employee directors, presently Messrs. Minix and Katzman, and has the responsibility of recommending the firm that will serve as our independent auditors, reviewing the scope and results of the audit and services provided by our independent accountants and meeting with our financial staff to review accounting procedures and policies.

- The Compensation Committee is comprised of three non-employee directors, presently Messrs. Katzman, Braswell and Franc, and has been given the responsibility of reviewing our financial records to determine overall compensation and benefits for executive officers and to establish and administer the policies which govern employee salaries and benefit plans.

- The Finance Committee is comprised of two directors, Messrs. Franc and Katzman. The Finance Committee has been given the responsibility of monitoring our capital structure, reviewing available alternatives to satisfy our liquidity and capital requirements and recommending the firm or firms which will provide investment banking and financial advisory services to us.

- The Acquisition Committee is comprised of three directors, presently Messrs. Franc, Braswell and Katzman, and has been given the responsibility of monitoring our search for attractive acquisition opportunities, consulting with members of management to review plans and strategies for the achievement of our external growth objectives and recommending the firm or firms that will serve as advisors to us in connection with the evaluation of potential business combinations.

EXECUTIVE COMPENSATION

The following table summarizes information concerning cash and non-cash compensation paid to or accrued for the benefit of the chief executive officer and the four other executive officers of The Source who, based on salary and bonus compensation, were the most highly compensated officers of The Source for the year ended January 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                               LONG-TERM
                                                              COMPENSATION
                                                              ------------
                                                               SECURITIES
                            FISCAL                             UNDERLYING     OTHER ANNUAL         ALL OTHER
NAME OF PRINCIPAL POSITION   YEAR    SALARY ($)   BONUS ($)   OPTIONS (#)    COMPENSATION($)   COMPENSATION(1)($)
--------------------------  ------   ----------   ---------   ------------   ---------------   ------------------
S. Leslie Flegel              1999    $260,857     $23,795      360,000          $16,188             $5,450
Chief Executive Officer       1998     255,000      96,300       89,256           16,550              9,093
                              1997     227,500     176,398           --           21,531              9,093
William H. Lee                1999    $246,430     $23,795           --          $12,109             $3,056
Chief Administrative          1998     245,494      70,382       49,091            9,573              3,056
Officer                       1997     224,830      30,000           --           10,888              3,056
Dwight L. DeGolia             1999    $175,000     $    --       40,000          $11,699             $3,553
Executive Vice President,     1998     150,000      29,200       10,909           10,777                 --
Special Projects              1997     140,000       4,773           --           11,223                 --
Stephen E. Borjes(2)          1999    $140,000     $    --       40,000          $ 6,790                 --
President -- Display Group    1998      26,667       8,333           --            2,000                 --
                              1997          --          --           --               --                 --
Jason S. Flegel               1999    $112,500     $    --       10,000          $ 7,005             $  381
Executive Vice President,     1998     100,000       9,600        9,091            6,205                381
Information Services          1997      90,000          --           --            5,266                381

---------------------------


(1) In fiscal 1999, the estimated incremental cost to The Source of life insurance premiums paid on behalf of Messrs. S. Leslie Flegel, Lee, DeGolia, Borjes and Jason Flegel was $5,450, $3,056, $3,553, $0 and $381. In fiscal 1998, the estimated incremental cost to The Source of life insurance premiums paid on behalf of Messrs. S. Leslie Flegel, Lee, DeGolia, Borjes and Jason Flegel was $9,093, $3,056, $0, $0 and $381, respectively. In fiscal 1997, such cost to The Source was $9,093, $3,056, $0, $0 and $381, respectively.


(2) Since February 1999, Mr. Borjes has been Vice President, Database Operations of The Source.

                         OPTIONS GRANTS IN FISCAL 1999

                                                                                                        POTENTIAL REALIZABLE
                                                                                                          VALUE AT ASSUMED
                                                                                                           ANNUAL RATES OF
                                                                                                             STOCK PRICE
                                            NUMBER OF        % OF TOTAL                                   APPRECIATION FOR
                                           SECURITIES      OPTIONS GRANTED   EXERCISE OR                     OPTION TERM
                                           UNDERLYING      TO EMPLOYEES IN   BASE PRICE    EXPIRATION   ---------------------
NAME                                     OPTIONS GRANTED     FISCAL YEAR       ($/SH)         DATE        5%($)      10%($)
----                                     ---------------   ---------------   -----------   ----------   ---------   ---------
S. Leslie Flegel.......................      360,000(1)          35             5.13        02/01/08    1,162,800   2,944,800
William H. Lee.........................           --             --               --              --           --          --
Dwight L. DeGolia......................       10,000(2)           1             5.13        02/01/08       32,300      81,800
Dwight L. DeGolia......................       30,000(3)           3             5.00        10/07/08       94,200     239,100
Stephen E. Borjes......................       20,000(3)           2             5.00        10/07/08       62,800     159,400
Stephen E. Borjes......................       20,000(4)           2             6.63        04/30/98       83,400     211,400
Jason S. Flegel........................       10,000(5)           1             5.00        10/07/08       31,400      79,700

---------------------------
(1) Options were granted February 2, 1998 and vest in four equal annual installments.

(2) Options were granted February 2, 1998 and are exercisable immediately.

(3) Options were granted October 8, 1998 and vest in three equal annual installments.

(4) Options were granted May 1, 1998 and vest in five equal annual installments.

(5) Options were granted October 8, 1998 and vest in five equal annual installments.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1999
                       AND FISCAL YEAR END OPTION VALUES


                                                                    NUMBER OF      VALUE OF UNEXERCISED
                                                                   UNEXERCISED         IN-THE-MONEY
                                                                    OPTION AT       OPTIONS AT FISCAL
                                          SHARES                 FISCAL YEAR END         YEAR END
                                        ACQUIRED ON    VALUE      EXERCISABLE/         EXERCISABLE/
                                         EXERCISE     REALIZED    UNEXERCISABLE       UNEXERCISABLE
    NAME                                    (#)         ($)            (#)                 ($)
    ----                                -----------   --------   ---------------   --------------------
    S. Leslie Flegel.................        0           0       29,752/419,504     251,851/2,301,901
    William H. Lee...................        0           0       16,364/ 32,727      122,157/ 244,307
    Dwight L. DeGolia................        0           0       24,364/ 26,545      134,825/ 152,929
    Stephen E. Borjes................        0           0       10,666/ 29,334       48,143/ 124,257
    Jason S. Flegel..................        0           0        5,636/ 13,455      38,265/   83,031


DIRECTOR COMPENSATION

Under our present policy, each director who is not also an employee receives $15,000 annually payable quarterly in either cash or shares of common stock valued at 90% of market on the date of grant. Directors also annually receive options to purchase 3,000 shares of common stock at an exercise price equal to market price on the date of grant. Directors are also entitled to be reimbursed for expenses incurred by them in attending meetings of the Board and its committees.

EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

In October 1997, we entered into separate employment agreements with S. Leslie Flegel, William H. Lee and W. Brian Rodgers, each of which expires January 31, 2000 and are subject to annual renewal thereafter. Under the employment agreements, Mr. Flegel will serve as the Chairman of the Board and Chief Executive Officer of The Source in exchange for annual base compensation of $255,000, Mr. Lee will serve as Chairman of the Executive Committee and Chief Administrative Officer of The Source in exchange for annual base compensation of $240,573, and W. Brian Rodgers will serve as Chief Financial Officer of The Source and receive annual base compensation of $100,000, subject to annual adjustment by the Compensation Committee of the Board (the "Base Compensation"). In the event the employment of any such person with The Source is terminated for reasons other than for cause, permanent disability or death or there occurs a significant reduction in the position, duties or responsibilities thereof (a "Termination") within two years following a "Change of Control" (as defined in the employment agreement and which does not include this offering), the discharged person will be entitled to an additional bonus of 300% of his then current annual Base Compensation. Such person also will agree to refrain from disclosing information confidential to The Source or engaging, directly or indirectly, in the rendering of services competitive with those offered by The Source during the term of his employment and for two years thereafter, without the prior written consent of The Source.

In December 1998, we entered into an employment agreement with James R. Gillis, which expires January 31, 2001 (subject to renewal). The employment agreement provides that Mr. Gillis will serve as President of The Source and receive annual base compensation of $250,000, subject to annual adjustment by the Board. In addition, Mr. Gillis is entitled to receive an annual bonus of $50,000 for each of fiscal 2000, 2001 and 2002 if certain performance goals are met. The annual bonus amounts may increase if the performance of our front-end display rack manufacturers exceeds certain thresholds. However, under his employment agreement, Mr. Gillis is not entitled to an annual bonus of more than $250,000. In the event the employment of Mr. Gillis is terminated for reasons other than cause, permanent disability or death, Mr. Gillis will be entitled to receive the remainder of his base salary and benefits for the balance of the term of the agreement and a pro rata portion of his annual bonus for the year of termination. Mr. Gillis agreed to refrain from disclosing information confidential to The Source during the term of the employment agreement and agreed not to engage, directly or indirectly, in the rendering of services competitive with those offered by The Source during the term of his employment and for two years thereafter.


In March 1999, we entered into an employment agreement with Richard A. Jacobsen which expires January 31, 2004 (subject to renewal). Under his agreement, Mr. Jacobsen will serve as Vice Chairman and Chief Operating Officer of The Source and receive annual base compensation of $235,000 for fiscal 2000, $255,000 for fiscal 2001 and $275,000 for fiscal 2002. For fiscal 2003 and 2004, Mr. Jacobsen's salary will be determined by the Board, but it may not be less than $275,000. Mr. Jacobsen will also be entitled to receive an annual bonus equal to a percentage of our net income before taxes ranging from 0.69% to 2.7% if certain performance goals are met. Mr. Jacobsen will not be entitled to a bonus if our pre-tax net income is not at least 82% of our budgeted pre-tax net income. Under the agreement, Mr. Jacobsen received options to acquire up to 375,000 shares of common stock of The Source which vest over a four year period. In connection with his employment by The Source, we made two loans to Mr. Jacobsen in the amounts of $600,000 ("Loan 1") and $375,000 ("Loan 2"). Loan 1, including interest, will be forgiven over a 5-year term and Loan 2, including interest, will be forgiven over a 7-year term provided, in each case, that Mr. Jacobsen remains an employee of the Company. Under this employment agreement, Mr. Jacobsen also is entitled to receive payments compensating him for his annual tax liabilities in connection with forgiveness of the loans. In the event
(1) the employment of Mr. Jacobsen is terminated for reasons other than for cause, permanent disability or death, (2) there occurs an assignment of duties or responsibilities inconsistent with Mr. Jacobsen's appointed positions or (3) there is a "Change of Control" (as defined in his employment agreement) (each of the foregoing being a "Termination"), Mr. Jacobsen will be entitled to receive his accrued but unpaid base salary, his base salary for the remainder of the term of the employment agreement, forgiveness of Loan 1 and Loan 2, immediate vesting of options granted to Mr. Jacobsen under the employment agreement and payment of a bonus in an amount equal to the greater of the annual bonus due in the year of termination or the annual bonus for the prior year. Under the agreement, Mr. Jacobsen agreed to refrain from disclosing information confidential to The Source or engaging, directly or indirectly, in the rendering of services competitive with those offered by The Source during the term of his employment and for two years thereafter, without the prior written consent of The Source.


Under the terms of a written agreement with us, Dwight L. DeGolia has agreed to refrain from disclosing information confidential to us or engaging directly or indirectly, in any activity which is competitive with our business during the term of his employment and for two years thereafter.

                       PRINCIPAL AND SELLING STOCKHOLDERS


The following table sets forth as of June 8, 1999, certain information concerning the ownership of common stock (1) by each person who is known to us to own beneficially 5.0% or more of our common stock, (2) by each current director and executive officer named in the compensation tables (3) by all directors and officers as a group and (4) by the selling stockholders. As of June 8, 1999, there were 13,665,273 shares of common stock outstanding.



                                                                                           OWNERSHIP
                                                                     SHARES TO             AFTER THE
                              OWNERSHIP PRIOR TO THE OFFERING(1)     BE SOLD(2)            OFFERING
                              -----------------------------------    ----------    -------------------------
                               NUMBER OF                                           NUMBER OF
                                SHARES                PERCENTAGE                   SHARES(2)   PERCENTAGE(2)
                              -----------            ------------                  ---------   -------------
5% Stockholders
Jonathan J. Ledecky........    3,140,000(3)              23.0%             --(2)   3,140,000       18.8%
  800 Connecticut Avenue,
  N.W., Suite 1111
  Washington, D.C. 20006
Directors and Executive
  Officers
S. Leslie Flegel...........    1,373,774(3)(4)            9.9         300,000      1,073,774        6.4
William H. Lee.............      923,986(4)               6.8         500,000        423,986        2.5
Richard A. Jacobsen........           --                    *              --             --          *
Robert O. Aders............        8,000(4)                 *              --          8,000          *
Harry L. Franc, III........       50,157(4)(5)              *              --         50,157          *
Aron Katzman...............      212,961(4)(5)            1.6              --        212,961        1.3
Randall S. Minix...........       13,866(4)                 *              --         13,866          *
Timothy A. Braswell........      339,644(4)(5)            2.5              --(2)     339,644        2.0
Dwight L. DeGolia..........      123,649(4)                 *          35,000         88,649          *
Jason S. Flegel............      141,224(4)               1.0          20,000        121,224          *
James R. Gillis............      130,000                    *          72,500         57,500          *
All directors and executive
  officers as a group (12
  persons).................    3,330,474(3)(6)           23.8         927,500      2,402,974       14.1
Other Selling Stockholder
Monte Weiner...............      171,333(4)               1.3          72,500         98,833          *


---------------------------


*   Less than 1%.



(1) Under the rules of the Commission, some of the shares of our common stock which a person has the right to acquire within 60 days after June 8, 1999 in connection with the exercise of stock options and warrants are deemed to be outstanding for the purpose of computing beneficial ownership and the percentage of ownership of that person.


(2) Assumes the underwriters' over-allotment option is not exercised. Selling stockholders have given the underwriters options to purchase shares to cover over-allotments as follows: Mr. Ledecky -- 500,000 shares and Mr.
    Braswell -- 100,000 shares.

(3) S. Leslie Flegel and Jonathan J. Ledecky entered into a Voting Agreement on January 7, 1999, under which Mr. Ledecky granted a proxy to Mr. Flegel to vote his shares of common stock with regard to certain corporate matters. The number of shares shown for Mr. Flegel in the table does not include Mr. Ledecky's shares.


(4) Includes exercisable options to acquire shares of common stock in the following amounts per beneficial owner: S. Leslie Flegel -- 180,754 shares; William H. Lee -- 32,727 shares; Timothy A. Braswell -- 3,000 shares; Aron Katzman -- 3,000 shares; Jason S. Flegel -- 7,455 shares; Dwight L.
    DeGolia -- 16,545 shares; Harry L. Franc, III -- 3,000 shares; Robert O. Aders -- 3,000 shares; Randall S. Minix -- 3,000 shares; and Monte
    Weiner -- 33,333 shares.



(5) Includes exercisable warrants to acquire shares of common stock in the following amounts per beneficial owner: Timothy A. Braswell -- 40,180 shares; Aron Katzman -- 40,180 shares; Harry L. Franc, III -- 8,929 shares.



(6) Includes options and warrants to acquire 13,212 shares of common stock, excluded in the names indicated in the footnotes above.

                          CERTAIN RELATED TRANSACTIONS

From time to time, we and our predecessors have engaged in various transactions with our directors, executive officers and other affiliated parties. The following paragraphs summarize certain information concerning these transactions and relationships to the extent that they occurred during the past three fiscal years or which are presently proposed.

PREDECESSOR TRANSACTIONS

S. Leslie Flegel and Dwight L. DeGolia have from time to time received cash advances from The Source and one of its predecessors. The largest aggregate amount of advances outstanding at any time since February 1, 1997 was $270,675 and $22,093, respectively. All outstanding advances have been repaid in full.


On June 28, 1991, a predecessor of ours entered into a lease with 711 Gallimore Partnership in which William H. Lee, is a partner. Under the terms of the lease, 711 Gallimore Partnership leased office space to us in High Point, North Carolina. In fiscal 1998 and 1997, we paid 711 Gallimore Partnership $174,888 and $157,498, respectively, in rent. In June 1999, we purchased the property that we leased from 711 Gallimore Partnership for $1.8 million in cash. Our Board appointed Timothy Braswell, an independent director, to negotiate this transaction on our behalf and, based on Mr. Braswell's recommendation, the Board determined that the terms of the purchase were fair to The Source.


COMPANY TRANSACTIONS


2532 Partnership, a North Carolina partnership in which Mr. Lee is a partner, has occasionally provided us with the use of an airplane. In fiscal 1999 and 1998, we paid 2532 Partnership $800 and $11,692 for use of the airplane.


In July 1997, an affiliated party, along with the other holder of our 1996 Series 7% Convertible Preferred Stock, exchanged all 5,600 outstanding shares for (1) 186,667 shares of common stock at an exchange price of $3.00 per share and (2) nontransferable warrants, expiring on July 1, 2002, to purchase 310,709 shares of common stock at an exercise price of $3.00 per share.

In September 1997, we issued to Messrs. Katzman, Franc and Braswell non-transferable warrants, expiring on September 2, 2000, to purchase an aggregate of 89,289 shares of our common stock at an exercise price of $3.00 per share.

Data-Pros, Inc. ("Data-Pros"), a corporation in which Mr. Lee is a stockholder, provided us with data processing services. In fiscal 1997, we paid Data-Pros $274,893 for these services. On January 1, 1997, we purchased the assets of Data-Pros for $45,000.

The terms of the foregoing transactions were not negotiated on an arm's-length basis, but were ratified by a majority of the independent and disinterested outside directors who had access, at our expense, to our legal counsel. All future transactions between The Source and its officers, directors, principal stockholders and affiliates will be approved by a majority of the independent and disinterested outside directors who will have access, at our expense, to our legal counsel.


For a description of certain loans made to Richard Jacobsen, see
"Management -- Employment Agreements with Named Executive Officers."

                          DESCRIPTION OF CAPITAL STOCK


Our Articles of Incorporation (the "Articles") provide for authorized capital of 42 million shares, consisting of 40 million shares of common stock, $0.01 par value per share, and 2 million shares of preferred stock, $0.01 par value per share ("preferred stock"). At June 8, 1999, 13,665,273 shares of common stock and no shares of preferred stock were outstanding. The following summary description of our capital stock is qualified in its entirety by reference to the Articles.


COMMON STOCK

The holders of common stock are entitled to cast one vote for each share on all matters to be voted on by stockholders, including the election of directors. Subject to payment or provision for full cumulative dividends in respect of any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends when and if declared by the Board out of legally available funds. In the event of liquidation, dissolution or winding up of the affairs of The Source, the holders of the common stock are entitled to share ratably in all remaining assets available for distribution to them after the payment of liabilities and after provision has been made for each class of stock, including the preferred stock, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions generally applicable to the common stock.

PREFERRED STOCK

The Board has the authority to issue preferred stock in one or more series and to fix the number of shares of each series of preferred stock. The Board also has the authority to set the voting powers, designations, preferences and relative, participating, optional or other special rights of each series of preferred stock, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion and voting rights and liquidation preferences. Preferred stock can be issued and its terms set by the Board without any further vote or action by our stockholders.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BY-LAWS


Some of the provisions of our Articles and By-Laws contain provisions that may have the effect of discouraging some types of transactions that involve an actual or threatened change of control of The Source, which in turn could limit your ability to sell your shares at a premium. Some of these provisions are summarized below. See also "Risk Factors -- We have limitations on a change of control."


     Size of Board, Election of Directors and Classified Board

Our Articles and By-Laws, when read together, provide for a minimum of three and a maximum of nine persons to serve on the Board. However, the number of directors may be increased or decreased by a resolution adopted by the affirmative vote of a majority of the Board.

The By-Laws provide that the Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. One class of directors will be elected each year at our annual meeting to serve for a three-year term. Our most recent annual meeting of stockholders was held on October 6, 1998.

     Stockholder Nominations and Proposals

Our By-Laws provide for advance notice requirements for stockholder nominations and proposals at annual meetings of our stockholders. Stockholders may nominate directors or submit other proposals only upon written notice to The Source not less than 120 days nor more than 150 days prior to the anniversary of the date of the notice to stockholders of the previous year's annual meeting. A stockholder's notice also must contain certain additional information, as specified in the By-Laws. The Board may reject proposals that are not made in accordance with the procedures contained in the By-Laws or that are not properly the subject of stockholder action.

     Calling Special Stockholder Meetings; Stockholder Action Without a Meeting

Matters to be acted upon by the stockholders at special meetings are limited to those specified in the notice of the meeting. A special meeting of stockholders may be called by the Board, the Chairman or the President of The Source or at the request in writing of stockholders holding at least ten percent (10%) of the outstanding shares entitled to vote at the special meeting. As required by Missouri law, the By-Laws provide that any action by written consent of stockholders in lieu of a meeting must be signed by the holders of all outstanding shares of common stock. Because we have publicly traded common stock, we are therefore, as a practical matter, unable to act by the written consent of our stockholders.

                                  UNDERWRITING

The Source and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC Oppenheimer Corp. and Donald & Co. Securities Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:


                            UNDERWRITER                            NUMBER OF SHARES
                            -----------                            ----------------
    CIBC World Markets Corp.....................................
    ING Baring Furman Selz LLC..................................
    Donald & Co. Securities Inc.................................
                                                                       --------
      Total.....................................................
                                                                       ========


This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The representatives have advised The Source and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities
dealers at such price less a concession of $     per share. The underwriters may
also allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

The Source and the selling stockholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 600,000 additional shares from the selling stockholders to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If
this option is exercised in full, the total price to public will be $          ,
the total proceeds to The Source will be $          and the total proceeds to
the selling stockholders will be $          . The underwriters have severally
agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by The Source and the selling stockholders:

                                                                      TOTAL WITHOUT    TOTAL WITH FULL
                                                                       EXERCISE OF       EXERCISE OF
                                                                      OVER-ALLOTMENT   OVER-ALLOTMENT
                                                          PER SHARE       OPTION           OPTION
                                                          ---------   --------------   ---------------
    The Source.........................................    $             $                 $
    Selling Stockholders...............................    $             $                 $
                                                                         -------           -------
      Total............................................                  $                 $

The Source will pay all of the total expenses of the offering, excluding the underwriting discount, which we estimate will be approximately $500,000.


The Source and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


The Source, its officers and directors and certain other stockholders have agreed to a 180-day "lock up" with respect to 4,621,397 shares of common stock and certain other securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, The Source and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.


Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  - Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares, so long as stabilizing bids do not exceed a specified maximum.

  - Over-allotments and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  - Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither The Source nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Donald & Co. Securities Inc. acted as representative in connection with The Source's June 1998 public offering of 2,000,000 shares of common stock. As compensation for these services, Donald & Co. received (a) $970,050 in underwriting discounts, (b) an extension of its engagement as financial consultant to The Source until June 7, 2001 at a fee of $3,000 per month, (c) a non-accountable expense allowance of $159,900 and (d) a warrant to purchase up to 200,000 shares of common stock at an exercise price of $8.40 per share, subject to adjustment, exercisable for a period of four years commencing on June 15, 1999. With regard to its warrants, Donald & Co. was granted certain demand and "piggy back" rights for periods of four and six years, respectively, commencing June 15, 1999 with respect to the registration of the common stock issuable upon exercise of the warrants.

                                 LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for The Source by Armstrong Teasdale LLP, St. Louis, Missouri. Certain legal matters will be passed upon for the underwriters by Schulte Roth & Zabel LLP, New York, New York.

                                    EXPERTS


The financial statements of The Source Information Management Company as of January 31, 1998 and 1999 and for the fiscal years ending January 31, 1997, 1998 and 1999 included in the prospectus and the Registration Statement have been audited by BDO Seidman, LLP independent certified public accountants, and are included herein in reliance upon such reports given upon the authority of said Firm as experts in accounting and auditing.


The financial statements of U.S. Marketing Services, Inc. as of December 31, 1998 and for the period from March 25, 1998 through December 31, 1998 included in the prospectus and the Registration Statement have been audited by BDO Seidman, LLP, and are included herein in reliance upon such reports given upon the authority of said Firm as experts in accounting and auditing.

The financial statements of Brand Manufacturing Corp. and T.C.E. Corporation as of May 20, 1998 and for the period from January 1, 1998 through May 20, 1998 included in the prospectus and the Registration Statement have been audited by BDO Seidman, LLP, and are included herein in reliance upon such reports given upon the authority of said Firm as experts in accounting and auditing.

The financial statements of Brand Manufacturing Corp. as of December 31, 1997, and for the year ended December 31, 1997 appearing in this prospectus and registration statement of The Source Information Management Company have been audited by Ernst & Young LLP, independent auditors, as set forth in their report on these financial statements appearing in this prospectus, and are included in reliance upon this report given upon the authority of Ernst & Young LLP as experts in auditing and accounting.

The financial statements of T.C.E. Corporation as of December 31, 1997, and for the year ended December 31, 1997 appearing in this prospectus and registration statement of The Source Information Management Company have been audited by Ernst & Young LLP, independent auditors, as set forth in their report on these financial statements appearing in this prospectus, and are included in reliance upon this report given upon the authority of Ernst & Young LLP as experts in auditing and accounting.


The combined financial statements of MYCO, Inc. and RY, Inc. as of December 31, 1997 and 1998 and for the years ended December 31, 1997 and 1998 appearing in this prospectus and registration statement of The Source Information Management Company have been audited by Altschuler, Melvoin and Glasser LLP, independent auditors, as set forth in their report on these financial statements appearing in this prospectus, and are included in reliance upon this report given upon the authority of Altschuler, Melvoin and Glasser LLP as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION


The Source has filed a registration statement on Form S-2 with the Securities and Exchange Commission in connection with this offering. In addition, The Source files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by The Source at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The Source's Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at "http//www.sec.gov." In addition, reports, proxy statements and other information concerning The Source may be inspected at the offices of the Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20549, on which the common stock is quoted.


This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of The Source, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

The Securities and Exchange Commission allows The Source to "incorporate by reference" into this prospectus the information The Source files with it, which means that The Source can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information.

The Source incorporates by reference the documents listed below and any future filing made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:


  - Annual Report on Form 10-KSB for fiscal 1999.



  - Amendment to Annual Report for fiscal 1999 on Form 10-KSB/A filed on June 10, 1999.



  - Current Reports on Form 8-K filed on March 11, 1999, and on Form 8-K/A filed on March 23, 1999, May 12, 1999 and June 10, 1999.


You may request a copy of these filings, at no cost, by contacting the Company at:

 The Source Information Management Company
 11644 Lilburn Park Road
 St. Louis, Missouri 63146
 Attention: W. Brian Rodgers
 Telephone Number: (314) 995-9040

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              -----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE SOURCE
  INFORMATION MANAGEMENT COMPANY
The Report of the Independent Certified Public
  Accountants...............................................  F-2
Consolidated Balance Sheets as of January 31, 1998 and
  1999......................................................  F-3
Consolidated Statements of Operations for the fiscal years
  ended January 31, 1997, 1998 and 1999.....................  F-5
Consolidated Statements of Stockholders' Equity.............  F-6
Consolidated Statements of Cash Flows for the fiscal years
  ended January 31, 1997, 1998 and 1999.....................  F-7
Notes to Consolidated Financial Statements..................  F-9
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE SOURCE
  INFORMATION MANAGEMENT COMPANY
Unaudited Consolidated Balance Sheets as of January 31, 1999
  and April 30, 1999........................................  F-30
Unaudited Consolidated Statements of Income for the three
  months ended April 30, 1998 and 1999......................  F-32
Unaudited Consolidated Statements of Comprehensive Income
  for the three months ended
  April 30, 1998 and 1999...................................  F-32
Unaudited Consolidated Statements of Stockholders' Equity
  for the three months ended April 30, 1999.................  F-33
Unaudited Consolidated Statements of Cash Flows for the
  three months ended April 30, 1998 and 1999................  F-34
Notes to Consolidated Financial Statements..................  F-36
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF U.S. MARKETING
  SERVICES, INC.
Report of the Independent Certified Public Accountants......  F-42
Consolidated Balance Sheet as of December 31, 1998..........  F-43
Consolidated Statement of Operations for the period from
  March 25, 1998 through December 31, 1998..................  F-44
Consolidated Statement of Capital Deficit for the period
  from March 25, 1998 through December 31, 1998.............  F-45
Consolidated Statement of Cash Flows for the period from
  March 25, 1998 through December 31, 1998..................  F-46
Notes to Consolidated Financial Statements..................  F-47
Report of the Independent Certified Public Accountants......  F-53
Combined Balance Sheet as of May 20, 1998...................  F-54
Combined Statement of Income for the period from January 1,
  1998 through May 20, 1998.................................  F-55
Combined Statement of Stockholders' Equity for the period
  from January 1, 1998 through May 20, 1998.................  F-56
Combined Statement of Cash Flows for the period from January
  1, 1998 through May 20, 1998..............................  F-57
Notes to Combined Financial Statements......................  F-58
AUDITED FINANCIAL STATEMENTS OF BRAND MANUFACTURING
  CORPORATION
Report of Ernst & Young LLP, Independent Auditors...........  F-63
Balance Sheet as of December 31, 1997.......................  F-64
Statement of Operations for the year ended December 31,
  1997......................................................  F-65
Statement of Stockholders' Equity for the year ended
  December 31, 1997.........................................  F-66
Statement of Cash Flows for the year ended December 31,
  1997......................................................  F-67
Notes to the Financial Statements...........................  F-68
AUDITED FINANCIAL STATEMENTS OF T.C.E. CORPORATION
Report of Ernst & Young LLP, Independent Auditors...........  F-73
Balance Sheet as of December 31, 1997.......................  F-74
Statement of Operations for the year ended December 31,
  1997......................................................  F-75
Statement of Stockholders' Equity for the year ended
  December 31, 1997.........................................  F-76
Statement of Cash Flows for the year ended December 31,
  1997......................................................  F-77
Notes to the Financial Statements...........................  F-78

AUDITED COMBINED FINANCIAL STATEMENTS OF MYCO, INC. AND RY,
  INC.
Report of Altschuler, Melvoin and Glasser LLP, Independent
  Auditors..................................................  F-81
Combined Balance Sheets as of December 31, 1997 and 1998....  F-82
Combined Statements of Operations for the years ended
  December 31, 1997 and 1998................................  F-84
Combined Statements of Changes in Stockholders' Equity for
  the years ended December 31, 1997 and 1998................  F-85
Combined Statements of Cash Flows for the years ended
  December 31, 1997 and 1998................................  F-86
Notes to Combined Financial Statements......................  F-88
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Unaudited Pro Forma Balance Sheet as of January 31, 1999....  F-96
Notes to Unaudited Pro Forma Balance Sheet..................  F-97
Unaudited Pro Forma Statement of Operations for the year
  ended January 31, 1999....................................  F-99
Notes to Unaudited Pro Forma Statements of Operations.......  F-100

           THE REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



BOARD OF DIRECTORS


THE SOURCE INFORMATION MANAGEMENT COMPANY


ST. LOUIS, MISSOURI



We have audited the consolidated balance sheet of The Source Information Management Company as of January 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Source Information Management Company at January 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.



BDO Seidman, LLP



St. Louis, Missouri


April 16, 1999

                   THE SOURCE INFORMATION MANAGEMENT COMPANY



                          CONSOLIDATED BALANCE SHEETS



                                                                        JANUARY 31,
                                                                ----------------------------
                                                                   1998             1999
                                                                -----------      -----------
ASSETS
CURRENT
Cash........................................................    $    31,455      $   752,695
Trade receivables (net of allowance for doubtful accounts of
  $460,898 and $469,658)(Note 3)............................     18,874,764       32,593,428
Income taxes receivable.....................................        492,688          262,877
Notes receivable -- officers (Note 2).......................          7,351               --
Inventories (Note 4)........................................             --        1,395,699
Other current assets........................................        187,876          263,692
                                                                -----------      -----------
TOTAL CURRENT ASSETS........................................     19,594,134       35,268,391
                                                                ===========      ===========
Land........................................................             --          120,000
Manufacturing plant.........................................             --          680,000
Office equipment and furniture..............................      2,249,688        5,713,459
                                                                -----------      -----------
Property, plant and equipment...............................      2,249,688        6,513,459
Less accumulated depreciation and amortization..............      1,445,005        3,179,359
                                                                -----------      -----------
NET PROPERTY, PLANT AND EQUIPMENT...........................        804,683        3,334,100
                                                                ===========      ===========
OTHER ASSETS
Notes receivable -- officers (Note 2).......................         14,742               --
Goodwill, net of accumulated amortization of $250,579 and
  $648,600 (Note 5).........................................      3,227,354       29,608,254
Deferred tax asset (Note 8).................................             --            7,000
Other.......................................................        166,944          789,307
                                                                -----------      -----------
TOTAL OTHER ASSETS..........................................      3,409,040       30,404,561
                                                                -----------      -----------
                                                                $23,807,857      $69,007,052
                                                                ===========      ===========



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY



                          CONSOLIDATED BALANCE SHEETS



                                                                       JANUARY 31,
                                                                --------------------------
                                                                   1998           1999
                                                                -----------    -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Checks issued against future deposits.......................    $   132,189    $ 2,876,922
Accounts payable and accrued expenses.......................        680,055      3,727,529
Due to retailers (Note 6)...................................        993,846      2,737,077
Deferred revenues...........................................             --      3,129,241
Deferred income taxes (Note 8)..............................        769,000        718,000
Current maturities of long-term debt (Note 7)...............         30,997         66,057
                                                                -----------    -----------
TOTAL CURRENT LIABILITIES...................................      2,606,087     13,254,826
                                                                ===========    ===========
LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE 7)............      8,604,057      3,442,000
                                                                ===========    ===========
DEFERRED INCOME TAXES (NOTE 8)..............................        103,000             --
                                                                ===========    ===========
TOTAL LIABILITIES...........................................     11,313,144     16,696,826
                                                                ===========    ===========
COMMITMENTS (NOTES 9 AND 13)
STOCKHOLDERS' EQUITY
Contributed Capital:
  Common Stock, $.01 par -- shares authorized, 16,528,925;
     8,016,367 issued and outstanding at January 31, 1998
     and 11,751,425 issued, of which 8,000 are being held as
     Treasury Stock at January 31, 1999 (Note 10)...........         80,163        117,513
  Preferred Stock, $.01 par -- shares authorized, 2,000,000;
     outstanding -0-and 1,473,281, respectively at January
     31, 1998 and 1999 (Note 11)............................             --         14,733
  Additional paid-in-capital................................     10,513,949     46,451,971
                                                                -----------    -----------
  Total contributed capital.................................     10,594,112     46,584,217
RETAINED EARNINGS...........................................      1,900,601      5,767,140
                                                                -----------    -----------
  Total contributed capital and retained earnings...........     12,494,713     52,351,357
Less: Treasury Stock (8,000 shares at cost).................             --        (41,131)
                                                                -----------    -----------
TOTAL STOCKHOLDERS' EQUITY..................................     12,494,713     52,310,226
                                                                -----------    -----------
                                                                $23,807,857    $69,007,052
                                                                ===========    ===========



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY



                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                   YEARS ENDED JANUARY 31,
                                                           ----------------------------------------
                                                              1997          1998           1999
                                                           ----------    -----------    -----------
Service revenues.......................................    $7,298,447    $11,803,844    $14,229,072
Manufacturing revenues.................................            --             --      6,870,856
                                                           ----------    -----------    -----------
                                                            7,298,447     11,803,844     21,099,928
                                                           ==========    ===========    ===========
Cost of service revenues...............................     4,862,207      5,860,653      6,658,814
Cost of merchandise sold...............................       202,381             --             --
Cost of goods sold.....................................            --             --      4,608,941
                                                           ----------    -----------    -----------
                                                            5,064,588      5,860,653     11,267,755
                                                           ----------    -----------    -----------
                                                            2,233,859      5,943,191      9,832,173
Selling, general and administrative expense............     2,904,372      2,350,622      2,949,382
                                                           ----------    -----------    -----------
Operating income (loss)................................      (670,513)     3,592,569      6,882,791
                                                           ----------    -----------    -----------
Other income (expense)
  Interest income......................................        30,628         21,164         28,407
  Interest expense.....................................      (311,737)      (714,404)      (331,058)
  Other................................................       (28,883)       (79,321)       (46,602)
                                                           ----------    -----------    -----------
Total other income (expense)...........................      (309,992)      (772,561)      (349,253)
                                                           ==========    ===========    ===========
Income (loss) before income taxes......................      (980,505)     2,820,008      6,533,538
Income tax (expense) benefit (Note 8)..................       377,188     (1,231,000)    (2,667,000)
                                                           ----------    -----------    -----------
Net income (loss)......................................    $ (603,317)   $ 1,589,008    $ 3,866,538
                                                           ==========    ===========    ===========
Earnings (loss) per share -- basic (Note 12)...........    $    (0.11)   $      0.23    $      0.42
                                                           ==========    ===========    ===========
Weighted average of shares outstanding -- basic (Note
  12)..................................................     5,557,223      6,561,761      9,132,383
                                                           ==========    ===========    ===========
Earnings (loss) per share -- diluted (Note 12).........    $    (0.11)   $      0.22    $      0.40
                                                           ==========    ===========    ===========
Weighted average of shares outstanding -- diluted(Note
  12)..................................................     5,557,223      6,693,666      9,775,673
                                                           ==========    ===========    ===========



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY



                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                PREFERRED STOCK        COMMON STOCK       ADDITIONAL              TREASURY STOCK        TOTAL
                               ------------------   -------------------    PAID-IN     RETAINED   ---------------   STOCKHOLDERS'
                                SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     EARNINGS   SHARES   AMOUNT      EQUITY
                               ---------   ------   ----------   ------   ----------   --------   ------   ------   -------------
                                                                     (DOLLARS IN THOUSANDS)
Balance, January 31, 1996....         --    $--      5,268,090   $  52     $   988      $  977       --     $ --       $ 2,017
Directors fees...............                            6,612      --          30          --                              30
Conversion of 7% Preferred
  Stock to Common Stock......                          349,750       4       1,396          --                           1,400
Issuance of Common Stock to
  purchase Magazine
  Marketing, Inc. (Note 5)...                           82,644       1         249          --                             250
Issuance of Common Stock in
  payment of services........                           12,506      --          52          --                              52
Dividend on Preferred
  Stock......................                            7,863      --          42         (43)                             (1)
Net loss for the year........                                                             (603)                           (603)
                               ---------    ---     ----------   -----     -------      ------    -----     ----       -------
Balance, January 31, 1997....         --    $--      5,727,465   $  57     $ 2,757      $  331       --     $ --       $ 3,145
Issuance of Common Stock
  (Note 10)..................                        2,000,000      20       6,701          --                           6,721
Directors fees...............                            1,811      --           8          --                               8
Exercise of stock options....                            2,182      --           5          --                               5
Dividend on Preferred
  Stock......................                            6,381      --          19         (19)
Exchange of 7% Preferred
  Stock to Common Stock (Note
  11)........................                          186,667       2         521          --                             523
Redeemable Common Stock
  converted to Common
  Stock......................                           91,938       1         503          --                             504
Purchase fractional shares
  from reverse stock split...                              (77)     --          --          --                              --
Net income for the year......                               --      --          --       1,589                           1,589
                               ---------    ---     ----------   -----     -------      ------    -----     ----       -------
Balance, January 31, 1998....                        8,016,367   $  80     $10,514      $1,901                         $12,495
Issuance of Common Stock.....                        1,538,334      15       8,001                                       8,016
Directors fees...............                              993                   3                                           3
Exercise of stock options....                          103,542       1         505                                         506
Exercise of warrants.........                            1,181                   6                                           6
Warrants issued for
  consulting services (Note
  10)........................                                                   27                                          27
Purchase of treasury stock...                                                                     8,000      (41)          (41)
Acquisition of US Marketing
  (Note 5)...................  1,473,281     15      1,926,719      19      26,248                                      26,282
Acquisition of Yeager
  Industries, Inc. (Note
  5).........................                          164,289       2       1,148                                       1,150
Net income for the year......                                                            3,866                           3,866
                               ---------    ---     ----------   -----     -------      ------    -----     ----       -------
Balance, January 31, 1999....  1,473,281    $15     11,751,425   $ 117     $46,452      $5,767    8,000     $(41)      $52,310
                               =========    ===     ==========   =====     =======      ======    =====     ====       =======



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                 YEARS ENDED JANUARY 31,
                                                          -------------------------------------
                                                             1997          1998         1999
                                                          -----------   ----------   ----------
OPERATING ACTIVITIES
Net income (loss).......................................  $  (603,317)  $1,589,008   $3,866,538
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.........................      246,599      432,632      713,037
  Loss on disposition of equipment......................          299        1,338           --
  Provision for losses on accounts receivable...........      224,387       97,311        8,760
  Impairment of investment in limited partnership.......       20,000       20,000       20,000
  Deferred income taxes.................................     (259,064)     470,000     (438,000)
  Services received in exchange for Common Stock........       51,750        8,000        3,000
  Services received in exchange for Common Stock
     Warrants...........................................           --           --       27,012
  Changes in assets and liabilities:
     Increase in accounts receivable....................   (8,789,885)  (5,537,689)  (2,143,300)
     Decrease in inventories............................           --           --    3,298,263
     Decrease (increase) in other assets................     (230,004)    (421,882)     914,666
     Increase (decrease) in checks issued against future
       deposits.........................................    3,225,668   (3,093,479)   2,528,342
     (Decrease) increase in accounts payable and accrued
       expenses.........................................     (513,110)     120,614     (631,434)
     Decrease in deferred revenues......................           --           --   (5,650,890)
     Increase in amounts due customers..................      116,120      794,271      601,597
                                                          -----------   ----------   ----------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.........   (6,510,557)  (5,519,876)   3,117,591
                                                          ===========   ==========   ==========
INVESTMENT ACTIVITIES
Acquisition of Periodical Concepts......................           --           --   (2,500,000)
Cash acquired in acquisition of U.S. Marketing Services,
  Inc...................................................           --           --      295,945
Acquisition of Yeager Industries, Inc...................           --           --   (2,365,433)
Acquisition of Mike Kessler & Associates, Inc., net of
  cash acquired.........................................           --     (608,650)          --
Acquisition of Magazine Marketing, Inc..................     (275,000)          --           --
Capital expenditures....................................     (276,729)    (344,847)    (642,514)
Loans to officers.......................................           --      (10,000)          --
Collection on officers notes receivable.................       29,715      221,485       22,093
Collections from related party..........................       53,171           --           --
Proceeds from sale of fixed assets......................           --        2,000           --
Direct costs of companies acquired subsequent to year
  end...................................................           --           --     (224,112)
Increase in cash surrender value of life insurance......      (32,740)     (55,333)     (42,272)
Proceeds from surrender of life insurance policies......           --       83,959           --
                                                          -----------   ----------   ----------
CASH USED IN INVESTING ACTIVITIES.......................     (501,583)    (711,386)  (5,456,293)
                                                          ===========   ==========   ==========



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY


                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                             YEARS ENDED JANUARY 31,
                                                   -------------------------------------------
                                                      1997            1998            1999
                                                   -----------    ------------    ------------
FINANCING ACTIVITIES
Proceeds from issuance of Common Stock...........       30,000       6,725,882       8,527,870
Proceeds from issuance of Preferred Stock........    1,922,075              --              --
Borrowings under credit facility.................    9,791,000      37,777,000      36,483,000
Principal payments on credit facility............   (2,756,121)    (36,303,000)    (41,879,000)
Borrowings under short-term debt agreements......    2,836,366              --              --
Repayments under short-term debt agreements......   (4,550,081)     (2,221,961)        (30,997)
Common Stock reacquired..........................           --              --         (41,131)
Other financing activities.......................           (6)           (125)            200
                                                   -----------    ------------    ------------
CASH PROVIDED BY FINANCING ACTIVITIES............    7,273,233       5,977,796       3,059,942
                                                   -----------    ------------    ------------
INCREASE (DECREASE) IN CASH......................      261,093        (253,466)        721,240
Cash, beginning of period........................       23,828         284,921          31,455
                                                   -----------    ------------    ------------
Cash, end of period..............................  $   284,921    $     31,455    $    752,695
                                                   ===========    ============    ============



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  SUMMARY OF ACCOUNTING POLICIES



  Business



The Source Information Management Company (the "Company") is a provider of merchandise management information and related services primarily in connection with the display and marketing of magazines and other periodicals. The Company assists retailers in monitoring, documenting, claiming and collecting incentive payments, primarily from publishers of periodicals, and performs consulting and other services in exchange for commissions. The Company also obtains revenues from consulting and other services rendered to clients on other than a commission basis.



The Company also designs and manufactures custom-designed product display units that are categorized as front-end merchandisers or point-of-purchase displays used by retailers and consumer product manufacturers nationwide.



  Principles of Consolidation



The consolidated financial statements include the accounts of The Source Information Management Company and its wholly-owned subsidiaries (collectively, the "Company"). The results of operations of Source-Yeager Industries, Inc. and Source-U.S. Marketing Services, Inc. and its subsidiary are included in the accompanying financial statements as of the date of acquisition. All material intercompany accounts and transactions have been eliminated in consolidation.



  Concentrations of Credit Risk



During fiscal 1999 approximately 55% of the Company's revenues were derived from the services provided in connection with the collection of payments owed to the Company's retailer clients from magazine publishers under programs designed by the publishers to provide incentives to increase single copy magazine sales. The incentive programs, although part of the publishers' marketing strategy for over 20 years, are governed by short-term contracts. If magazine publishers discontinue or significantly modify the incentive programs in such a manner which makes the Company's services incompatible with the modified programs, the Company's results of operations and financial condition may be materially and adversely affected.



In the Advance Pay Program (Note 3), the Company assumes the risk otherwise borne by the retailer that magazine publishers will refuse or be unable to pay the amount of incentive payments claimed. Based on historical experience, the Company maintains a reserve for claims submitted but subject to such a refusal or inability to pay. However, if a prominent magazine publisher files a petition in bankruptcy, seeks other protection from its creditors or otherwise refuses to pay, this reserve may be inadequate. The results of operations and the financial condition of the Company could be materially affected.



In the display rack manufacturing segment, the Company does have significant client concentration. Substantially all of the Company's services are performed under short-term contracts, thus permitting the Company's clients to obtain services from other providers without further obligation to the Company. If the Company experiences a significant reduction in business from its clients, the Company's results of operations and financial condition may be materially and adversely affected.



  Revenue Recognition



Under both the standard arrangement and the Advance Pay Program, service revenues are recognized at the time claims for incentive payments are substantially completed for submission to the publishers. The service revenues recognized are based on the amount claimed, less an estimated reserve necessary to

                   THE SOURCE INFORMATION MANAGEMENT COMPANY maintain an allowance for doubtful accounts of approximately 2% of trade accounts receivable. Under the standard arrangement, invoices for claim processing services are not issued until the Company receives settlement of the claim. However, under the Advance Pay Program, the customer is not invoiced for the commission, which is the difference between the claim and the advance amount.



Revenues from annual PIN contracts are recognized ratably over a year.



Front-end management revenues are recognized as services are performed.



The Company generally recognizes manufacturing revenues when products are shipped. Upon request from a customer, the product can be stored for future delivery for the convenience of the customer. This only occurs when the manufacturing and earnings processes are complete, the customer accepts title in writing, the product is invoiced with payment due in the normal course of business, the delivery schedule is fixed and the product is segregated from other goods. Sales recognized under such a bill and hold basis totaled approximately $3,600,000 during the year ended January 31, 1999.



  Inventories



Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.



  Equipment and Furniture



Equipment and furniture are stated at cost. Depreciation is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes over the estimated useful lives of 5 to 7 years.



  Income Taxes



The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.



  Goodwill



Goodwill represents the excess of the cost of a company acquired over the fair value of the net assets acquired which is amortized over 15 to 20 years.



  Stock-Based Compensation



The Company grants stock options for a fixed number of shares to employees with an exercise price greater than or equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25). That Opinion requires that compensation cost related to fixed stock option plans be recognized only to the extent that the fair value of the shares at the grant date exceeds the exercise price. Accordingly, the Company recognizes no compensation expense for its stock option grants. In October 1995, the Financial Accounting Standards Board, issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 allows companies to continue to account for their stock option plans in accordance with APB Opinion

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

No. 25, but encourages the adoption of a new accounting method based on the estimated fair value of employee stock options. Pro forma net income and earnings per share, determined as if the Company had applied the new method, are disclosed within Note 13.



  Accounting Estimates



The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Long-Lived Assets



In March 1995, SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets Disposed Of" was issued. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management periodically reviews the carrying value of property and equipment and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying business to determine whether impairment exists. No impairment was identified for the years ended January 31, 1999, 1998 and 1997.



  Earnings Per Share



In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which requires the presentation of "basic" earnings per share, computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, and "diluted" earnings per share, which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Company adopted SFAS No. 128 in the fourth quarter of fiscal 1998 and has restated all prior period earnings per share data presented. The adoption of SFAS No. 128 did not have a material effect on the Company's previously reported earnings per share information.



  Software Capitalization Policy



The Company capitalizes software in accordance with Statement of Position 98-1 ("SOP 98-1"). The SOP allows capitalization of costs of computer software developed or obtained for internal use only for (i) external direct costs of materials and services incurred in developing or obtaining internal-use computer software, (ii) payroll and payroll-related costs for employees who are directly associated with and devote time to the internal-use computer software project, to the extent of the time spent directly on the project, or (iii) interest costs incurred while developing internal-use computer software.



  Reclassifications



Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

  New Accounting Standards



SFAS No. 130, "Reporting Comprehensive Income," was issued in June 1997. Comprehensive income is defined as net income plus certain items that are recorded directly to shareholders' equity, such as unrealized gains and losses on available-for-sale securities. The Company adopted SFAS No. 130 in the first quarter of fiscal 1999, but had no "other" comprehensive income items for the years presented in the statements of income or accumulated as of the balance sheet date presented.



SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," is effective for financial statements for periods beginning after December 15, 1997, but interim reporting is not required in 1998. An operating segment is defined under SFAS No. 131 as a component of an enterprise that engages in business activities that generate revenue and expense for which operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance. See Note 16.



SOP 98-5, "Reporting on the Costs of Start-Up Activities," requires that the costs of start-up activities, including organization costs, be expenses as incurred. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 1998. The Company believes that the adoption of SOP 98-5 will have no material effect on the financial statements.



In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for years beginning after June 15, 1999 and requires comparative information for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not expect the adoption of this statement to have a significant impact on the results of operations, financial position or cash flows.



2.  RELATED PARTY TRANSACTIONS



The Company purchased data processing services from an employment service company owned by certain officers of the Company. There were approximately $275,000 of such purchases made during 1997. The Company purchased this employment service company for $45,000 on January 1, 1997.



One of the Company's stockholders also owns a majority of the stock of FMG, Inc., primarily an investing company. At January 31, 1996, the Company had a receivable from FMG of $53,171 at prime plus .5%. The receivable was collected in full on November 5, 1996.



The Company currently leases certain office space and from time to time leases an airplane from partnerships controlled by stockholders of the Company. Amounts paid for the office space were approximately $207,000, $223,000 and $278,000 for 1997, 1998 and 1999, respectively. Amounts paid for the airplane were approximately $0, $12,000 and $1,800 for 1997, 1998 and 1999, respectively.



Certain officers of the Company, have from time to time, received cash advances from the Company. The officers executed promissory notes in favor of the Company in the aggregate amounts of $295,293. The notes were collected in full by January 31, 1999.



3.  ADVANCE PAY PROGRAM



The Company has established an Advance Pay Program. Under this program the Company advances an agreed upon percentage of the incentive payments otherwise due the retailer from magazine publishers upon quarterly submission of claims for such payments. The claims otherwise due the retailer become due the Company. Included in trade receivables at January 31, 1998 and 1999 are $14,587,531 and

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

$19,965,882, respectively, due the Company under the Advance Pay Program (net of $3,859,154 and $6,210,636, respectively, due the program participants). Service revenues from the program were approximately $1,150,000, $4,576,000 and $6,668,000 during 1997, 1998, and 1999, respectively.



4.  INVENTORIES



Inventories consist of the following:



                                                              JANUARY 31,
                                                                 1999
                                                              -----------
Raw materials...............................................  $  576,101
Work-in-process.............................................     805,932
Finished goods..............................................      13,666
                                                              ----------
                                                              $1,395,699
                                                              ==========



5.  BUSINESS COMBINATIONS



  Acquisition of Magazine Marketing, Inc.



On June 28, 1996 the Company acquired all of the stock of Magazine Marketing, Inc. in exchange for 82,644 shares of Common Stock of the Company and $275,000 in cash. In addition, the Company paid $10,000 at the end of each quarter for a two year period following the closing date (or a total of $80,000).



The transaction has been accounted for as a purchase and, accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeded the fair value of the assets acquired by $704,748 and is being amortized over 15 years.



  Acquisition of Readers Choice, Inc.



On June 30, 1996, the Company acquired all of the issued and outstanding shares of Readers Choice, Inc., a wholly owned subsidiary of United Magazine Company, in exchange for 91,938 shares of Redeemable Common Stock of the Company. This transaction has been accounted for as a purchase and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase exceeded the fair value of the assets acquired by $280,507 and is being amortized over 15 years.



  Acquisition of Mike Kessler and Associates, Inc.



On May 30, 1997, the Company acquired all of the stock of Mike Kessler and Associates, Inc. (MKA) for $2,500,000 of which $350,000 was paid upon closing and the balance was paid on January 5, 1998 with interest at 6.25%. The seller operated MKA as a business engaged in the collection of retail display allowances for retail store chains. The Company has continued the operation of this business and has continued servicing MKA's customer base.



This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeded the fair value of the assets acquired by $2,382,900 and is being amortized straight line over 15 years.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

  Acquisition of Periodical Concepts



On July 27, 1998, the Company acquired all the assets of Periodical Concepts, a Texas general partnership doing business as PC2, for $2,500,000 in cash. Prior to the acquisition, PC2 provided information and marketing services to retail stores selling magazines and other periodicals. The Company intends to continue the operation of this business and does not intend to substantially change the nature of PC2's operation.



This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeds the fair value of the assets acquired by approximately $2,400,000 and is being amortized straight line over 15 years.



  Acquisition of Yeager Industries, Inc.



On January 7, 1999, the Company acquired the net assets of Yeager Industries, Inc. for $2.3 million in cash and 164,289 shares of the Company's Common Stock, valued at the time of the acquisition at $1.15 million. The purchase price could be increased by up to $500,000 depending on Yeager's performance over the next two years. Yeager manufactures front-end display racks from facilities in Philadelphia, Pennsylvania.



This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeds the fair value of the assets acquired by approximately $1,038,000 and is being amortized straight line over 20 years.



  Acquisition of U.S. Marketing Services, Inc.



On January 7, 1999 the Company acquired all of the stock of U.S. Marketing Services, Inc. ("U.S. Marketing") in exchange for 1,926,719 shares of the Company's Common Stock and 1,473,281 shares of the Company's Class A Convertible Preferred Stock, valued at the time of the acquisition at $26.3 million in total. The Class A Convertible Preferred Stock was converted into an equal number of Common Shares on March 30, 1999. U.S. Marketing's subsidiary Brand Manufacturing Corporation ("Brand") manufactures front-end display racks from manufacturing facilities in Brooklyn, New York and a warehouse and distribution facility in New Jersey. Through its affiliates, Brand provides trucking and freight services and removes and disposes of display racks no longer required by its customers.



This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeded the fair value of the assets acquired by approximately $23,064,000 and is being amortized straight line over 20 years.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

UNAUDITED PRO FORMA RESULTS OF OPERATIONS



Unaudited pro forma results of operations for 1999 and 1998 for the Company, MKA, PC2 Yeager and U.S. Marketing are listed below (in thousands)



                                                                           YEAR ENDED JANUARY 31,
                                                                           -----------------------
                                                                             1998           1999
                                                                           --------       --------
Total Revenues.............................................  As reported   $11,804        $21,100
                                                             Pro forma      37,889         38,959
Net Income.................................................  As reported     1,589          3,867
                                                             Pro forma       3,920          1,747
Earnings Per Share
  Basic....................................................  As reported   $  0.23        $  0.42
  Diluted..................................................  As reported      0.22           0.40
  Basic....................................................  Pro forma        0.38           0.14
  Diluted..................................................  Pro forma        0.37           0.13



6.  DUE TO RETAILERS



For the service segment, the Company has arrangements with certain of its customers whereby the Company is authorized to collect and deposit in its own accounts, checks payable to its customers for incentive payments. The Company retains the commission related to such payments and pays the customer the difference. The Company owes retailers $993,846 and $1,235,718 at January 31, 1998 and 1999, respectively, under such arrangements.



For the display rack manufacturing segment, Due to Retailers represents funds collected on behalf of the retailers on front-end racking programs not yet remitted to the retailer.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED


7.  LONG-TERM DEBT AND REVOLVING CREDIT FACILITY



Long-term debt consists of:



                                                                    JANUARY 31,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
Revolving Credit Facility...................................  $8,598,000   $3,202,000
Unsecured note payable to former owners of acquired Company, non-interest bearing, payable in five equal annual
  installments beginning in November 1999...................          --      300,000
Unsecured note payable to stockholder (former owner of
  Magazine Marketing, Inc.), non-interest bearing, payable
  in eight quarterly installments of $10,000, discounted
  based on the Company's effective borrowing rate...........       9,774           --
Term note payable in monthly installments of $629 through
  November 1999, collateralized by an automobile............      12,800        6,057
Obligations under capital lease.............................      14,480           --
                                                              ----------   ----------
Total Long-term Debt........................................   8,635,054    3,508,057
Less current maturities.....................................      30,997       66,057
                                                              ----------   ----------
Long-term Debt..............................................  $8,604,057   $3,442,000
                                                              ==========   ==========



Annual maturities of long-term debt are as follows: 2000 -- $66,057; 2001 -- $3,262,000; 2002 -- $60,000; 2003 -- $60,000; 2004 -- $60,000.



The Company has an agreement providing for revolving loans up to $15,000,000. The bank has the right to terminate the agreement upon not less than thirteen months prior written notice. Borrowings bear interest at a rate related to the monthly LIBOR index rate plus a percentage ranging from 2.5% to 3.5%, depending upon the ratio of funded debt to earnings before interest, taxes, depreciation and amortization (effectively 8.4727% at January 31, 1999). Borrowings are secured by a security interest in substantially all the Company's assets including receivables, inventory, equipment, goods and fixtures, software, contract rights, notes, and general intangibles.



The revolving loan agreement requires the Company to maintain certain ratios and a specified level of net worth, restricts payment of dividends, and limits additional indebtedness. The Company was in compliance with such ratios at January 31, 1999.



On March 31, 1999 the Company entered into a new credit agreement with Wachovia Bank, N.A. See Note 17, Subsequent Events.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

8.  INCOME TAXES



Provision for federal and state income taxes in the consolidated statements of operations consist of the following components:



                                                                  YEAR ENDED JANUARY 31,
                                                           -------------------------------------
                                                             1997          1998          1999
                                                           ---------    ----------    ----------
Current
  Federal..............................................    $(102,768)   $  606,000    $2,473,000
  State................................................      (15,356)      155,000       632,000
                                                           ---------    ----------    ----------
Total Current..........................................     (118,124)      761,000     3,105,000
                                                           =========    ==========    ==========
Deferred
  Federal..............................................     (225,386)     (376,000)     (349,000)
  State................................................      (33,678)      (94,000)      (89,000)
                                                           ---------    ----------    ----------
Total Deferred.........................................     (259,064)      470,000      (438,000)
                                                           ---------    ----------    ----------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................    $(377,188)   $1,231,000    $2,667,000
                                                           =========    ==========    ==========



Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the temporary differences and their effect on deferred taxes are as follows:



                                                                     JANUARY 31,
                                                                ----------------------
                                                                  1998         1999
                                                                --------    ----------
Deferred Tax Assets
  Net operating loss carryforward...........................    $     --    $1,082,000
  Allowance for doubtful accounts...........................     165,000       185,000
  Deferred compensation.....................................      33,000        52,000
  Other.....................................................      16,000        73,000
                                                                --------    ----------
                                                                 214,000     1,392,000
  Less: Valuation allowance.................................          --    (1,137,000)
                                                                --------    ----------
Total Deferred Tax Asset, Net...............................     214,000       255,000
                                                                ========    ==========
Deferred Tax Liabilities
  Book/tax difference in accounts receivable................     708,000       849,000
  Income not previously taxed under cash basis of accounting
     for income tax purposes................................     316,000        72,000
  Depreciation..............................................      30,000        43,000
  Other.....................................................      32,000         2,000
                                                                --------    ----------
Total Deferred Tax Liabilities..............................   1,086,000       966,000
                                                                --------    ----------
Net Deferred Tax Liability..................................     872,000       711,000
                                                                --------    ----------
Classified as
  Non-current asset.........................................          --         7,000
  Current liability.........................................     769,000            --
  Non-current liability.....................................     103,000       718,000
                                                                --------    ----------
NET DEFERRED TAX LIABILITY..................................    $872,000    $  711,000
                                                                ========    ==========

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

The deferred tax asset in the accounts of Source-U.S. Marketing Services, Inc. ("Source-U.S. Marketing") totaling $1,137,000 is fully offset by a valuation allowance of the same amount due to uncertainty regarding its ultimate utilization. At January 31, 1999, Source-U.S. Marketing had net operating loss ("NOL") carryforwards of approximately $1,800,000 expiring through 2018. Brand, a wholly owned subsidiary of Source-U.S. Marketing, had NOL carryforwards at January 31, 1999 of approximately $880,000 expiring through 2018.



All of the valuation allowance for deferred tax assets for subsequent recognized tax benefits will be allocated to reduce goodwill.



The following summary reconciles income taxes at the maximum federal statutory rate with the effective rates for 1997, 1998 and 1999:



                                                                  YEAR ENDED JANUARY 31,
                                                           -------------------------------------
                                                             1997          1998          1999
                                                           ---------    ----------    ----------
Income tax expense (benefit) at statutory rate.........    $(333,372)   $  960,000    $2,221,000
State income tax expense (benefit), net of federal
  income tax benefit...................................      (80,421)      200,000       379,000
Non-deductible meals and entertainment.................       35,320        30,000        37,000
Non-deductible officers' life insurance................       (3,250)        7,000        (6,000)
Non-deductible goodwill amortization...................        2,306        61,000       134,000
Utilization of NOL carryforwards.......................           --       (19,000)           --
Other, net.............................................        2,229        (8,000)      (98,000)
                                                           ---------    ----------    ----------
INCOME TAX EXPENSE (BENEFIT)...........................    $(377,188)   $1,231,000    $2,667,000
                                                           =========    ==========    ==========



9.  COMMITMENTS



  Leases



The Company leases office and manufacturing space, an apartment, computer equipment, and vehicles under leases that expire over the next five years. The Company also leases an administrative facility from a related party under an operating lease that expires in 2012. The Company has reached an agreement to purchase this property for $1.8 million in cash. The value of the property was appraised at $1.6 million in August 1998. The Board appointed Timothy Braswell, an independent director, to negotiate this transaction on the Company's behalf and, based on Mr. Braswell's recommendation, the Board believes the terms of the proposed purchase are fair to the Company. In most other cases, management expects that in the normal course of business, leases will be renewed or replaced with other leases. Rent expense was approximately $427,000, $462,000 and $622,000 for the years ended January 31, 1997, 1998 and 1999, respectively. Amounts paid to related parties included in total rent expense were approximately $207,000, $223,000 and $278,000 for 1997, 1998 and 1999,
respectively.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at January 31, 1999:



                                                                OPERATING
                  YEAR ENDING JANUARY 31,                         LEASES
                  -----------------------                       ----------
2000........................................................    $  959,299
2001........................................................       589,357
2002........................................................       330,035
2003........................................................       299,711
2004........................................................       292,449
Thereafter..................................................     2,563,865
                                                                ----------
Total minimum lease payments................................    $5,034,716
                                                                ==========



  Litigation



The Company is from time to time a party to various legal proceedings arising out of the its businesses. The Company believes that there are not proceedings pending or threatened against it which, if determined adversely, would have a material effect on the Company's business or financial condition.



  Employment agreements



The Company has entered into employment agreements with certain officers and key employees. These agreements expire at dates ranging from January 2000 to January 2004, are subject to annual renewal, and require annual salary levels and termination benefits, should a termination occur.



  Consulting agreements



On May 31, 1997, the Company entered into a three year consulting agreement with a company owned by the former shareholder of Mike Kessler and Associates, Inc. The agreement requires the Company to make payments aggregating $75,000, $65,000 and $50,000 annually for the first, second and third years of the agreement.



The Company entered into a consulting agreement with Herbert A. Hardt commencing on August 31, 1998 and ending November 25, 2000. The agreement requires the Company to issue a warrant, expiring January 31, 2001, to purchase 150,000 shares of Common Stock, which was independently appraised at $37,500. This value will be recognized as expense in relation to the vesting period of the warrant. The warrant vests 15,000 shares per quarter during each quarter of fiscal year 2000 and 22,500 shares per quarter during each quarter of fiscal year 2001.



  Union Contracts



At January 31, 1999 approximately 265 of the Company's 497 employees were members of a collective bargaining unit. The Company is party to two collective bargaining agreements, which expire on September 30, 1999 and December 31, 2000.



Company contributions to the Union funds charged to operations were approximately $64,000 for the period ended January 31, 1999.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

10.  COMMON STOCK



In September 1997, the Company issued to Aron Katzman, Harry L. Franc, III and Timothy A. Braswell, each a director of the Company, non-transferable warrants, expiring in 2000, to purchase an aggregate of 89,289 shares of Common Stock at an exercise price of $3.00 per share. These warrants vest at a rate of 25% on August 1, 1998, 25% on November 1, 1998, 25% on February 1, 1999 and 25% on May 1, 1999. The related cost as determined by independent appraisal of approximately $54,000 is being recognized ratably over those periods.



In October 1997, the Company sold in a public offering (the "Offering"), 2,000,000 shares of the Company's Common Stock. Concurrent with the Offering, the Company effected the 1 for 1.21 reverse stock split previously approved by the Company's shareholders. The weighted average number of common shares presented in the financial statements have been retroactively restated to give effect to such reverse stock split.



11.  PREFERRED STOCK



The Company has authorized 2,000,000 shares of $.01 par Preferred Stock. On March 13, 1996, 65,000 shares were designated as 1996 Series 7% Convertible Preferred Stock. Rights and restrictions on the remaining shares will be established if, and when, any shares are issued.



Each share of the 1996 Series 7% Convertible Preferred Stock entitles its holder to receive an annual dividend, when and as declared by the Board of Directors, of $7 per share payable in shares of the Company's Common Stock; to convert it into shares of Common Stock; to receive $100 per share in the event of dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary; and subject to certain conditions in the Certificate of Designations, Preferences and Relative Rights of 1996 Series 7% Convertible Preferred Stock, may be redeemed at the option of the Company at a price of $100 per share within 30 days following the effective date of a merger or consolidation in which the Company is not the surviving entity.



Each share of the 1996 Series 7% Convertible Preferred Stock shall be convertible, at the option of the holder thereof, into shares of the Common Stock of the Company, at the conversion price equal to 80% of the current market price of the Common Stock, provided, however, the conversion price shall not be less than $4.24 nor more than $6.66 per share of Common Stock. For purposes of such conversion, each share of the 1996 Series 7% Convertible Preferred Stock shall be accepted by the Company for surrender at its Liquidation Amount of $100 per share.



During March 1996, the Company issued 20,000 shares of 1996 Series 7% Convertible Preferred Stock for $100 per share. Commissions and expenses totaling $137,925 were incurred in connection with the stock issuances of which $77,925 was paid in cash and $60,000 was paid by issuance of another 600 shares of Preferred Stock.



On June 3, 1996, an investor converted 5,000 shares of the Company's 1996 Series 7% Convertible Preferred Stock into Common Stock of the Company. The conversion price was $4.30 per share, which resulted in the issuance of 116,293 shares of Common Stock. This conversion also resulted in the issuance to certain of the Company's financial advisors of warrants to purchase an additional 2,326 shares of the Common Stock of the Company. These warrants to purchase Common Stock are exercisable for a two year period at an exercise price equal to $5.15 per share.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

On July 29, 1996, two investors converted 2,250 and 500 shares of the Company's 1996 Series 7% Convertible Preferred Stock into Common Stock of the Company. The conversion price was $4.42 per share, which resulted in the issuance of 50,945 and 11,320 shares, respectively, of Common Stock.



On August 30, 1996, the Company issued a Common Stock dividend to investors who held the Company's 1996 Series 7% Convertible Preferred Stock. At this date there were 12,850 shares of such stock outstanding. The 7% dividend resulted in a Common Stock dividend of 7,863 shares based on an issuance price of $5.40 per share.



On September 11, 1996, an investor converted 5,000 shares of the Company's 1996 Series 7% Convertible Preferred Stock into Common Stock of the Company. The conversion price was $4.24 per share, which resulted in the issuance of 118,064 shares of Common Stock. This conversion also resulted in the issuance to certain of the Company's financial advisors of warrants to purchase an additional 2,361 shares of the Common Stock of the Company. These warrants to purchase Common Stock are exercisable for a two year period at an exercise price equal to $5.08 per share.



On September 22, 1996, an investor converted 2,250 shares of the Company's 1996 Series 7% Convertible Preferred Stock into Common Stock of the Company. The conversion price was $4.24 per share, which resulted in the issuance of 53,128 shares of Common Stock.



On February 28, 1997, the Company issued a Common Stock dividend to investors who held the Company's 1996 Series 7% Convertible Preferred Stock. At this date there were 5,600 shares of such stock outstanding. The 7% dividend resulted in a Common Stock dividend of 6,381 shares based on an issuance price of $3.06 per share.



In July 1997, the Company exchanged all 5,600 outstanding shares of the Company's 1996 Series 7% Convertible Preferred Stock for an aggregate of 186,667 shares of Common Stock and non-transferable warrants, expiring in 2000, to purchase 310,709 shares of Common Stock at an exercise price of $3.00 per share. Such exchange resulted in a constructive dividend, based on the independently appraised value of the non-transferable warrants, of $109,937 which was reported in the fiscal quarter ended July 31, 1997.



On January 6, 1999, 1,500,000 shares of Preferred Stock were designated as Class A Convertible Preferred Stock. The shares of Class A Convertible Preferred Stock carry no voting rights; however, the Company shall not, without the approval of at least a majority of the outstanding shares of Preferred Stock, (i) amend the Articles of Incorporation or any other document to alter or change any rights, preferences or privileges of the Preferred Stock or to materially and adversely affect the Preferred Stock, (ii) increase or decrease the authorized number of shares of Preferred stock or effect a stock split or reverse stock split of the Preferred Stock, or (iii) authorize another class or series of shares senior to or pari passu with the Preferred Stock with respect to distribution of assets on liquidation. The holders of Preferred Stock are entitled to receive dividends at the same rate, on the same conditions at the same time and to the same extent dividend are paid or declared by the Company on the Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of the Preferred Stock shall be entitled to receive in cash out of the assets of the Company, before any amount shall be paid to the holders of the Common Stock, a liquidation preference amount of $7.73 per share plus any dividends previously declared but unpaid (the "Liquidation Preference Amount"). Upon approval by the holders of a majority of the shares of Common Stock voting at a Special Meeting , each share of Preferred Stock shall be converted automatically into one share of Common Stock. If shareholder approval is not obtained on or before June 30, 1999, the Company shall, at the election of any holder of the Preferred Stock, convert all of the shares of the Preferred Stock held by such holder into a demand note of the Company with a principal amount per share equal to the Liquidation Preference Amount. For the

                   THE SOURCE INFORMATION MANAGEMENT COMPANY shares of Preferred Stock which are to be converted, the Company is obligated to deliver to the holder thereof a note in a principal amount equal to the Liquidation Preference Amount times the number of shares of Preferred Stock to be converted. Such note shall be payable on demand with 30 days notice and shall bear interest at the Prime Rate (as announced from time to time by J.P. Morgan) plus 1% from the date of conversion.



On January 7, 1999, 1,473,281 shares of Class A Convertible Preferred Stock were issued in connection with the acquisition of U.S. Marketing Services, Inc. On March 30, 1999 the Preferred Stock was converted to 1,473,281 shares of Common Stock.



12.  EARNINGS PER SHARE



In calculating earnings per share, Net Income Per Share for the year ended January 31, 1998 was reduced by a constructive dividend of $109,937, which resulted from the exchange of all 5,600 outstanding shares of Preferred Stock for 186,667 shares of Common Stock and non-transferable warrants.



A reconciliation of the denominators of the basic and diluted earnings per share computations are as follows:



                                                                      YEAR ENDED JANUARY 31,
                                                                -----------------------------------
                                                                  1997         1998         1999
                                                                ---------    ---------    ---------
Weighted average number of common shares outstanding........    5,557,223    6,561,761    9,132,383
Effect of dilutive securities - stock options and
  warrants..................................................           --      131,905      643,289
                                                                ---------    ---------    ---------
Weighted average number of common shares outstanding - as
  adjusted..................................................    5,557,223    6,693,666    9,775,673
                                                                =========    =========    =========



The following options and warrants were not included in the computation of diluted Earnings Per Share because the exercise prices were greater than the average market price of the common shares. All were still outstanding at January 31, 1999:



     NUMBER OF SHARES EXERCISABLE          EXERCISE     GRANT      EXPIRATION
        UNDER OPTIONS/WARRANTS              PRICE        DATE         DATE
     ----------------------------          --------    --------    ----------
5,000..................................     $ 7.38     11/30/98    11/30/08
202,000................................       7.81     12/14/98    12/14/08
255,000................................      10.88      1/7/99      1/7/09
200,000................................       8.40     6/15/98      6/15/03
150,000................................      10.00     8/31/98      1/31/01



13.  EMPLOYEE BENEFIT PLANS



  Profit Sharing and 401(k)



The Company has a combined profit sharing and 401(k) Plan. Annual contributions to the profit sharing portion of the Plan are determined by the Board of Directors and may not exceed the amount that may be deducted for federal income tax purposes. There were no profit sharing contributions charged against operations for the years ended January 31, 1997, 1998 and 1999.



Under the 401(k) portion of the Plan, all eligible employees may elect to contribute 2% to 20% of their compensation up to the maximum allowed under the Internal Revenue Code. The Company matches one half of an employee's contribution, not to exceed 5% of the employee's salary. The amounts matched by

                   THE SOURCE INFORMATION MANAGEMENT COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED


the Company during the years ended January 31, 1997, 1998 and 1999 pursuant to this Plan were approximately $50,000, $63,000 and $63,000, respectively.



  Deferred Compensation Plan



During fiscal year 1997, the Company established an unfunded deferred compensation plan for certain officers, who elect to defer a percentage of their current compensation. The Company does not make contributions to the plan and is responsible only for the administrative costs associated with the plan. Benefits are payable to the participating officers upon their death or termination of employment. From the deferred funds, the Company has purchased certain life insurance policies. However, the proceeds and surrender value of these policies are not restricted to pay deferred compensation benefits when they are due.



  Stock Option Plan



In August 1995, the Company established its 1995 Incentive Stock Option Plan ("the Plan") for key employees and reserved 520,661 shares of Common Stock for the Plan. At a Special Meeting of Shareholders on March 30, 1999, the shares reserved for issuance under this Plan were increased by 1 million shares to 1,520,661. Under the Plan, the Stock Option Committee may grant stock options to key employees at not less than one hundred percent (100%) of the fair market value of the Company's Common Stock at the date of grant. The durations and exercisability of the grants vary according to the individual options granted.



                                                                         RANGE OF
                                                           NUMBER OF     EXERCISE     WEIGHTED AVERAGE
                                                            OPTIONS       PRICES       EXERCISE PRICE
                                                           ---------     --------     ----------------
Options outstanding at January 31, 1996................           --            --            --
Options granted........................................      227,271     4.84-5.60          5.28
Options expired........................................       61,983          4.84          4.84
                                                           ---------    ----------          ----
Options outstanding at January 31, 1997................      165,288     5.30-5.60          5.45
Options granted........................................      327,275     1.66-5.60          2.97
Options expired........................................       92,554     2.42-5.60          5.26
Options exercised......................................        2,182          2.42          2.42
                                                           ---------    ----------          ----
Options outstanding at January 31, 1998................      397,827     1.66-5.60          3.47
Options granted........................................    1,036,820    5.00-10.88          7.09
Options expired........................................       56,047     2.42-5.60          4.36
Options exercised......................................      103,542     2.42-5.60          4.88
                                                           ---------    ----------          ----
Options outstanding at January 31, 1999................    1,275,058    1.66-10.88          6.26
                                                           =========    ==========          ====

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

The following table summarizes information about the stock options outstanding at January 31, 1998:



                                                                                REMAINING
                                                                               CONTRACTUAL
                                                                  NUMBER          LIFE          OPTIONS
                       EXERCISE PRICE                           OUTSTANDING     (MONTHS)      EXERCISABLE
                       --------------                           -----------    -----------    -----------
1.66........................................................       89,256           52                0
2.42........................................................       75,454          113           15,091
2.42........................................................       27,000          113            9,000
2.66........................................................       49,091           53                0
5.30........................................................       82,644          112           82,644
5.60........................................................       74,380           36           24,793
                                                                  -------                       -------
                                                                  397,825                       131,528
                                                                  =======                       =======



The following table summarizes information about the stock options outstanding at January 31, 1999:



                                                                                REMAINING
                                                                               CONTRACTUAL
                                                                  NUMBER          LIFE          OPTIONS
                       EXERCISE PRICE                           OUTSTANDING     (MONTHS)      EXERCISABLE
                       --------------                           -----------    -----------    -----------
1.66........................................................        89,256          40           29,752
2.42........................................................        45,455         101           18,182
2.42........................................................        16,445         101            8,445
2.66........................................................        49,091          41           16,364
5.00........................................................        70,000         116           23,333
5.00........................................................        58,347         116           17,014
5.00........................................................        50,000         116           10,000
5.13........................................................        10,000         108                0
5.13........................................................       360,000         108                0
5.30........................................................        42,644         100           42,644
6.13........................................................           910         113              303
6.63........................................................        20,000         111            4,000
6.63........................................................           910         111              303
7.38........................................................         5,000         118            1,000
7.81........................................................       202,000         118                0
10.88.......................................................       155,000         119           31,000
10.88.......................................................       100,000         119           33,333
                                                                 ---------                      -------
                                                                 1,275,058                      235,673
                                                                 =========                      =======



Options exercisable at January 31, 1997 totaled 99,172 with a weighted average exercise price of $5.35. Options exercisable at January 31, 1998 totaled 131,528 with a weighted average exercise price of $4.82. Options exercisable at January 31, 1999 totaled 235,673 with a weighted average exercise price of $5.82. The weighted average fair value of each option granted during the year was $.61, $.61 and $1.34 (at grant date) in 1997, 1998 and 1999, respectively.



The options above were issued at exercise prices which approximate fair market value at the date of grant. At January 31, 1999, 26,879 shares were available for grant under the Plan. As of January 31, 1999, options for 527,000 shares had been granted subject to approval of the proposal to increase the authorized shares of the Plan by 1 million. The proposal was approved at a Special Meeting of the Shareholders on

                   THE SOURCE INFORMATION MANAGEMENT COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED


March 30, 1999. Had shareholder approval not been obtained, the options issued would have been treated as non-qualified options.



As discussed in the Summary of Accounting Policies, the Company applies APB Opinion No. 25 and related interpretations in accounting for this plan. Accordingly, no compensation cost has been recognized for its incentive stock option plan. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's consolidated net income and consolidated income per share would have been reduced to the pro forma amounts indicated below:



                                                                        YEAR ENDED JANUARY 31,
                                                                 -------------------------------------
                                                                   1997          1998          1999
                                                                 ---------    ----------    ----------
Net income (loss).............................    As reported    $(603,317)   $1,589,008    $3,866,538
                                                    Pro forma     (637,373)    1,575,534     3,766,441
Basic earnings (loss) per share...............    As reported        (0.11)         0.23          0.42
                                                    Pro forma        (0.11)         0.22          0.41
Diluted earnings (loss) per share.............    As reported        (0.11)         0.22          0.40
                                                    Pro forma        (0.11)         0.22          0.39



The pro forma amounts reflected above are not representative of the effects on reported net income in future years because in general, the options granted typically do not vest for several years and additional awards are made each year. The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:



                                                                    YEAR ENDED JANUARY 31,
                                                              -----------------------------------
                                                              1997        1998           1999
                                                              -----    -----------    -----------
Dividend yield............................................       0%             0%             0%
Range of expected lives (years)...........................       1         3.6-10      1.0- 2.05
Range of expected volatility..............................    0.30      0.40-0.60      0.30-0.40
Risk-free interest rate...................................    4.88%          5.90%    4.11%-5.66%



  Stock Award Plan



In September 1996, the Company adopted its Stock Award Plan for all employees and reserved 41,322 shares of Common Stock for such plan. Under the plan, the Stock Award Committee, appointed by the Board of Directors of the Company, shall determine the employees to whom awards shall be granted.



On September 18, 1996, 8,306 shares of Common Stock were awarded to certain employees under the plan. The weighted average grant date fair value was $3.63 per share. Compensation expense of $30,150 was recognized in connection with the issuance of these shares.



14.  SUPPLEMENTAL CASH FLOW INFORMATION



Supplemental information on interest and income taxes paid is as follows:



                                                                      YEAR ENDED JANUARY 31,
                                                               ------------------------------------
                                                                 1997         1998          1999
                                                               --------    ----------    ----------
Interest...................................................    $285,000    $  700,000    $  357,000
Income Taxes...............................................    $264,000    $1,081,000    $2,222,000

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

Capital lease obligations of $15,687 were incurred in 1997 when the Company entered into leases for new office equipment.



On August 30, 1996, 7,863 shares of Common Stock were issued as a dividend to the preferred shareholders as of that date. On February 28, 1997, 6,381 shares of Common Stock were issued as a dividend to the preferred shareholders as of that date.



During fiscal 1997, in connection with the acquisitions of Magazine Marketing, Inc. and Readers Choice, Inc. the Company issued 82,644 shares and 91,938 shares of Common Stock (Note 5).



As part of the acquisition of Mike Kessler & Associates, Inc. the Company entered into a short-term debt agreement for $2,150,000. The obligation was paid in full at its due date in January 1998.



As part of the acquisitions in January 1999, the Company issued 2,091,008 shares of Common Stock and 1,473,281 shares of Class A Convertible Preferred Stock.



15.  FAIR VALUES OF FINANCIAL INSTRUMENTS



The following methods and assumptions were used to estimate the fair values of each class of financial instruments for which it is practicable to estimate that value:



  Trade Receivables



The carrying amounts approximate fair value because of the short maturity of those instruments.



  Notes Receivable -- Officers



The fair value is estimated by discounting the future cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.



  Accounts Payable and Accrued Expenses, and Amounts Due to Retailers



Carrying amounts are reasonable estimates of fair value due to the relatively short period between origination and expected repayment of these instruments.



  Long-term Debt and Revolving Credit Facility (Excluding Obligations Under Capital Leases)



It is presumed that the carrying amount of the revolving credit facility is a reasonable estimate of fair value because the financial instrument bears a variable interest rate.



The carrying amount of long-term debt has been discounted to its present value.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

The estimated fair values of the Company's financial instruments are as follows:



                                                                 CARRYING         FAIR
                                                                   VALUE          VALUE
                                                                -----------    -----------
JANUARY 31, 1998
Financial Assets
  Trade receivables.........................................    $18,874,764    $18,874,764
  Notes receivable -- officers..............................    $    22,093    $    20,100
Financial Liabilities
  Accounts payable and accrued expenses.....................    $   680,055    $   680,055
  Due to retailers..........................................    $   993,846    $   993,846
  Long-term debt (excluding Obligations under capital
     leases)................................................    $ 8,589,577    $ 8,589,577
JANUARY 31, 1999
Financial Assets
  Trade receivables.........................................    $32,593,428    $32,593,428
Financial Liabilities
  Accounts payable and accrued expenses.....................    $ 3,727,529    $ 3,727,529
  Due to retailers..........................................    $ 2,737,077    $ 2,737,077
  Long-term debt............................................    $ 3,508,057    $ 3,442,958



16.  SEGMENT FINANCIAL INFORMATION



The reportable segments of the Company are claims submission and other information services and display rack manufacturing. The accounting policies of the segments are the same as those described in the

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

Summary of Accounting Policies. Segment operating results are measured based on income before taxes. There were no intersegment sales during 1997, 1998 or 1999.



                                                            CLAIMS
                                                          SUBMISSION
                                                           AND OTHER
                                                          INFORMATION    DISPLAY RACK
                                                           SERVICES      MANUFACTURING       TOTAL
                                                          -----------    -------------       -----
1997
Revenues from external customers......................    $ 7,298,447     $        --     $ 7,298,447
Depreciation and amortization.........................        246,599              --         246,599
Loss before taxes.....................................       (980,505)             --        (980,505)
Total Assets..........................................     23,807,857              --      23,807,857
Capital Expenditures..................................        276,729              --         276,729
1998
Revenues from external customers......................    $11,803,844     $        --     $11,803,844
Depreciation and amortization.........................        432,632              --         432,632
Income before taxes...................................      2,820,008              --       2,820,008
Total Assets..........................................     23,807,857              --      23,807,857
Capital Expenditures..................................        344,847              --         344,847
1999
Revenues from external customers......................    $14,229,072     $ 6,870,856     $21,099,928
Depreciation and amortization.........................        622,110          90,927         713,037
Income before taxes...................................      4,776,949       1,756,589       6,533,538
Total Assets..........................................     33,026,229      35,980,823      69,007,052
Capital Expenditures..................................        640,573           1,941         642,514



17.  MAJOR CUSTOMERS



For fiscal 1999, three customers accounted for approximately 38% of revenues. One of the three customers, Food Lion, Inc., accounted for approximately 27% of revenues. There were no major customers during 1998 or 1997.



18.  SUBSEQUENT EVENTS



  Acquisitions



On February 26, 1999 the Company acquired the net assets of MYCO, Inc. ("MYCO") for $12 million in cash and 134,615 shares of the Company's Common Stock, valued at the time of acquisition at $875,000. The Company also assumed MYCO's industrial revenue bond indebtedness of $4 million and repaid MYCO's indebtedness of $1.5 million. The purchase price may be increased by up to an additional 250,000 shares of Common Stock depending on MYCO's performance in the twelve months following the acquisition. MYCO is a Rockford, Illinois manufacturer of front-end display racks.



On February 26, 1999 the Company also acquired the net assets of Chestnut Display Systems, Inc. and its affiliate Chestnut Display Systems (North), Inc. for $3.6 million in cash and 285,714 shares of the Company's Common Stock, valued at the time of acquisition at $1.8 million. The purchase price for Chestnut may be increased to a value (including the amounts already paid) not to exceed $9.5 million if Chestnut meets certain performance goals during fiscal 2000 and 2001. Any increase in the purchase price will be paid 50% in cash and 50% in shares of Common Stock. The shares will be valued using a formula

                   THE SOURCE INFORMATION MANAGEMENT COMPANY contained in the acquisition agreement, subject to a minimum value of $5.00 per share and a maximum value of $7.00 per share. Chestnut manufactures front-end display racks from facilities in Greenville, South Carolina and Jacksonville, Florida.



On March 23, 1999 the Company also purchased the net assets of 132127 Canada, Inc., known as ProMark, for $1.5 million Canadian. ProMark is a Canadian corporation headquartered in Toronto which provides rebate and information services to retail customers throughout Canada.



In March 1999 the Company signed a letter of intent to purchase the stock of Aaron Wire for approximately $2.4 million Canadian. Aaron Wire manufactures front-end display racks from its facilities in Vancouver, British Columbia.



  Credit Facility



On March 31, 1999 the Company entered into a new credit agreement with Wachovia Bank, N.A. The new credit agreement enables the Company to borrow up to $15 million under a revolving credit facility and $15 million under a term loan. The term loan matures in May 2002. The revolving credit facility has no termination date, although, Wachovia Bank has the right to terminate the revolving credit facility upon not less than 13 months prior written notice.



Borrowings under the revolving credit facility bear interest at a rate equal to the monthly LIBOR index rate plus a percentage ranging from 2.0% to 3.5% depending upon the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The term loan bears interest, at the Company's election, at either (i) the London Interbank Offered Rates for periods of 30, 60, 90 or 180 days, at our option, plus a percentage ranging from 2.0% to 3.5,%, depending upon the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization or (ii) the higher of the prime rate or the federal funds rate plus .5%. The credit facility is secured by an interest in substantially all of the Company's assets. Under the credit agreement, the Company will be required to maintain certain financial ratios.



  Registration Statement (unaudited)



Subsequent to year end, the Board of Directors approved a plan in which the Company would sell additional shares of its Common Stock. The Company will be required to file a registration statement for the sale of these securities. It is anticipated that the aggregate selling price of all of the securities will approximate $56,350,000. The proposed issue date of these securities is expected to be June 1999.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY



                          CONSOLIDATED BALANCE SHEETS



                                                                JANUARY 31,       APRIL 30,
                                                                   1999              1999
                                                                -----------      ------------
                                                                                 (UNAUDITED)
ASSETS
CURRENT
Cash........................................................    $   752,695      $  1,267,171
Trade receivables (net of allowance for doubtful accounts of
  $469,658 and $1,327,229)..................................     32,593,428        40,220,093
Income taxes receivable.....................................        262,877                --
Notes receivable -- officers (Note 2).......................             --           173,571
Inventories (Note 3)........................................      1,395,699         2,478,077
Other current assets........................................        263,692           936,778
                                                                -----------      ------------
TOTAL CURRENT ASSETS........................................     35,268,391        45,075,690
                                                                ===========      ============
Land........................................................        120,000           820,000
Manufacturing plant.........................................        680,000         4,581,650
Office equipment and furniture..............................      5,713,459         7,732,066
                                                                -----------      ------------
Property, plant and equipment...............................      6,513,459        13,133,716
Less accumulated depreciation and amortization..............      3,179,359         3,393,890
                                                                -----------      ------------
NET PROPERTY, PLANT AND EQUIPMENT...........................      3,334,100         9,739,826
                                                                ===========      ============
OTHER ASSETS
Notes receivable -- officers (Note 2).......................                          801,429
Goodwill, net of accumulated amortization of $648,600 and
  $1,178,881 (Note 4).......................................     29,608,254        43,383,945
Other.......................................................        789,307         2,035,244
                                                                -----------      ------------
TOTAL OTHER ASSETS..........................................     30,404,561        46,220,618
                                                                ===========      ============
                                                                $69,007,052      $101,036,134
                                                                ===========      ============



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY



                          CONSOLIDATED BALANCE SHEETS



                                                                JANUARY 31,     APRIL 30,
                                                                   1999            1999
                                                                -----------    ------------
                                                                        (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Checks issued against future deposits.......................    $ 2,876,922    $  1,551,286
Accounts payable and accrued expenses.......................      3,727,529       8,653,912
Income taxes payable........................................             --         249,798
Due to retailers............................................      2,737,077       1,721,835
Deferred revenues...........................................      3,129,241         882,211
Deferred income taxes.......................................        718,000         703,000
Current maturities of long-term debt (Note 5)...............         66,057         977,283
                                                                -----------    ------------
TOTAL CURRENT LIABILITIES...................................     13,254,826      14,739,325
                                                                ===========    ============
LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE 5)............      3,442,000      29,197,723
                                                                ===========    ============
DEFERRED INCOME TAXES.......................................             --          18,600
                                                                ===========    ============
TOTAL LIABILITIES...........................................     16,696,826      43,955,648
                                                                ===========    ============
COMMITMENTS
STOCKHOLDERS' EQUITY
Contributed Capital:
  Common Stock, $.01 par -- shares authorized, 16,528,925;
     11,751,425 issued, of which 8,000 are being held as
     Treasury Stock at January 31, 1999 and 13,671,735
     issued, of which 8,000 is being held as Treasury Stock
     at April 30, 1999......................................        117,513         136,716
  Preferred Stock, $.01 par -- shares authorized, 2,000,000;
     1,473,281 and -0-, respectively at January 31, 1999 and
     April 30, 1999.........................................         14,733              --
  Additional paid-in-capital................................     46,451,971      49,298,707
                                                                -----------    ------------
  Total contributed capital.................................     46,584,217      49,435,423
  Other comprehensive income................................             --          25,008
RETAINED EARNINGS...........................................      5,767,140       7,661,186
                                                                -----------    ------------
  Total contributed capital and retained earnings...........     52,351,357      57,121,617
Less: Treasury Stock (8,000 shares at cost).................        (41,131)        (41,131)
                                                                -----------    ------------
TOTAL STOCKHOLDERS' EQUITY..................................     52,310,226      57,080,486
                                                                -----------    ------------
                                                                $69,007,052    $101,036,134
                                                                ===========    ============



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY



                       CONSOLIDATED STATEMENTS OF INCOME



                                                                THREE MONTHS ENDED APRIL 30,
                                                                -----------------------------
                                                                    1998            1999
                                                                ------------    -------------
                                                                         (UNAUDITED)
Service revenues............................................     $3,595,202      $ 3,553,126
Manufacturing revenues......................................             --       12,926,561
                                                                 ----------      -----------
                                                                  3,595,202       16,479,687
                                                                 ==========      ===========
Cost of service revenues....................................      1,566,407        1,980,381
Cost of goods sold..........................................             --        7,631,658
                                                                 ----------      -----------
                                                                  1,566,407        9,612,039
                                                                 ----------      -----------
                                                                  2,028,795        6,867,648
Selling, general and administrative expense.................        666,674        3,333,624
                                                                 ----------      -----------
Operating income............................................      1,362,121        3,534,024
                                                                 ----------      -----------
Other income (expense)
  Interest income...........................................            588            7,306
  Interest expense..........................................       (120,243)        (295,069)
  Other.....................................................         (2,819)         138,849
                                                                 ----------      -----------
Total other income (expense)................................       (122,474)        (148,914)
                                                                 ==========      ===========
Income before income taxes..................................      1,239,647        3,385,110
Income tax expense (Note 8).................................        513,000        1,491,064
                                                                 ==========      ===========
Net income..................................................     $  726,647      $ 1,894,046
                                                                 ==========      ===========
Earnings per share -- basic (Note 12).......................     $     0.09      $      0.15
                                                                 ==========      ===========
Weighted average of shares outstanding -- basic (Note 12)...      8,017,828       12,573,994
                                                                 ==========      ===========
Earnings per share -- diluted (Note 12).....................     $     0.09      $      0.13
                                                                 ==========      ===========
Weighted average of shares outstanding -- diluted (Note
  12).......................................................      8,499,070       14,556,976
                                                                 ==========      ===========



                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME



                                                                THREE MONTHS ENDED APRIL 30,
                                                                -----------------------------
                                                                    1998            1999
                                                                ------------    -------------
                                                                         (UNAUDITED)
Net income..................................................     $  726,647      $ 1,894,046
Foreign currency translation adjustment.....................             --           25,008
                                                                 ==========      ===========
Comprehensive income........................................     $  726,647      $ 1,919,054
                                                                 ==========      ===========



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY



                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                              PREFERRED STOCK        COMMON STOCK       ADDITIONAL                  OTHER       TREASURY STOCK
                            -------------------   -------------------    PAID-IN     RETAINED   COMPREHENSIVE   ---------------
                              SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     EARNINGS      INCOME       SHARES   AMOUNT
                            ----------   ------   ----------   ------   ----------   --------   -------------   ------   ------
                                                                        (UNAUDITED)
                                                                  (DOLLARS IN THOUSANDS)
Balance, January 31,
  1999....................   1,473,281    $15     11,751,425   $ 117     $46,452      $5,767                    8,000     $(41)
Conversion of Class A
  Preferred Stock to
  Common Stock............  (1,473,281)   (15)     1,473,281      15
Exercise of stock
  options.................                            26,700      --         137
Warrants issued for
  consulting services.....                                                    17
Acquisition of MYCO, Inc.
  (Note 4)................                           134,615       1         874
Acquisition of Chestnut
  Display Systems, Inc.
  (Note 4)................                           285,714       3       1,819
Foreign currency
  translation
  adjustment..............                                                                            25
Net income for the
  quarter.................                                                             1,894
                            ----------    ---     ----------   -----     -------      ------         ---        -----     ----
Balance, April, 1999......          --    $--     13,671,735   $ 136     $49,299      $7,661         $25        8,000     $(41)
                            ==========    ===     ==========   =====     =======      ======         ===        =====     ====

                                TOTAL
                            STOCKHOLDERS'
                               EQUITY
                            -------------
Balance, January 31,
  1999....................     $52,310
Conversion of Class A
  Preferred Stock to
  Common Stock............          --
Exercise of stock
  options.................         137
Warrants issued for
  consulting services.....          17
Acquisition of MYCO, Inc.
  (Note 4)................         875
Acquisition of Chestnut
  Display Systems, Inc.
  (Note 4)................       1,822
Foreign currency
  translation
  adjustment..............          25
Net income for the
  quarter.................       1,894
                               -------
Balance, April, 1999......     $57,080
                               =======



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                              THREE MONTHS ENDED APRIL 30,
                                                              -----------------------------
                                                                  1998            1999
                                                              -------------   -------------
                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)...........................................   $   726,647     $ 1,894,046
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................       124,411         773,779
  Provision for losses on accounts receivable...............            --          35,878
  Impairment of investment in limited partnership...........         5,000           5,000
  Deferred income taxes.....................................        48,000           3,600
  Services received in exchange for Common Stock Warrants...            --          17,256
  Other.....................................................            --          13,260
  Changes in assets and liabilities:
     Increase in accounts receivables.......................    (2,172,458)       (415,349)
     Decrease in inventories................................            --         809,761
     Decrease (increase) in other assets....................       341,185        (749,830)
     Increase (decrease) in checks issued against future
      deposits..............................................       447,337      (1,325,636)
     (Decrease) increase in accounts payable and accrued
      expenses..............................................       437,665      (1,003,959)
     Decrease in deferred revenues..........................            --      (2,247,030)
     Decrease in amounts due customers......................      (434,625)     (1,015,242)
                                                               -----------     -----------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.............      (476,838)     (3,204,556)
                                                               ===========     ===========
INVESTMENT ACTIVITIES
Acquisition of Chestnut Display Systems, Inc., net of cash
  acquired..................................................            --      (3,456,556)
Acquisition of MYCO, Inc., net of cash acquired.............            --     (13,368,359)
Acquisition of 1321217 Canada Inc. (Promark), net of cash
  acquired..................................................            --        (848,075)
Capital expenditures........................................      (127,506)       (182,271)
Loans to officers...........................................            --        (975,000)
Increase in cash surrender value of life insurance..........       (14,668)        (16,282)
Other.......................................................            --          (3,286)
                                                               -----------     -----------
CASH USED IN INVESTING ACTIVITIES...........................      (142,174)    (18,849,829)
                                                               ===========     ===========



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY


                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                THREE MONTHS ENDED APRIL 30,
                                                                ----------------------------
                                                                    1998            1999
                                                                ------------    ------------
                                                                        (UNAUDITED)
FINANCING ACTIVITIES
Proceeds from issuance of Common Stock......................          11,659         137,525
Borrowings under credit facility............................      10,750,000      45,794,000
Principal payments on credit facility.......................     (10,042,000)    (23,189,000)
Repayments under short-term debt agreements.................         (17,853)         (1,774)
Deferred loan costs.........................................              --        (143,882)
Registration costs..........................................              --         (28,008)
                                                                ------------    ------------
CASH PROVIDED BY FINANCING ACTIVITIES.......................         701,806      22,568,861
                                                                ------------    ------------
INCREASE IN CASH............................................          82,794         514,476
Cash, beginning of period...................................          31,455         752,695
                                                                ------------    ------------
Cash, end of period.........................................    $    114,249    $  1,267,171
                                                                ============    ============



          See accompanying notes to consolidated financial statements.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  BASIS OF PRESENTATION



The consolidated financial statements as of April 30, 1999 and for the three month periods ended April 30, 1999 and 1998, include, in the opinion of management, all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the financial position, results of operations and cash flows at April 30, 1999 and for all periods presented.



Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference in the Company's Form 10-KSB for the year ended January 31, 1999. The results of operations for the three month period ended April 30, 1999 are not necessarily indicative of the operating results to be expected for the full year.



The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



2.  RELATED PARTY TRANSACTIONS



In connection with his employment with the Company, Richard Jacobsen received two loans from the Company in the amounts of $600,000 ("Loan 1") and $375,000 ("Loan 2"). Loan 1, including interest, will be forgiven over a 5-year term and Loan 2, including interest, will be forgiven over a 7-year term, provided, in each case, that Mr. Jacobsen remains an employee of the Company. The loans bear interest at 5% per annum.



In May 1999, we purchased our leased facility in High Point, North Carolina for $1.8 million. The facility was owned by a partnership in which stockholders of the Company were partners. The Board of Directors appointed Timothy Braswell, an independent director, to negotiate the transaction on the Company's behalf and, based on Mr. Braswell's recommendation, the Board believes the terms of the purchase were fair to the Company.



3.  INVENTORIES



     Inventories consist of the following:



                                                              JANUARY 31,    APRIL 30,
                                                                 1999           1999
                                                              -----------    ----------
Raw materials.............................................    $  576,101     $1,026,135
Work-in-process...........................................       805,932        901,594
Finished goods............................................        13,666        550,348
                                                              ----------     ----------
                                                              $1,395,699     $2,478,077
                                                              ==========     ==========



4.  BUSINESS COMBINATIONS



  Acquisition of Periodical Concepts



On July 27, 1998, the Company acquired all the assets of Periodical Concepts, a Texas general partnership doing business as PC2, for $2,500,000 in cash. Prior to the acquisition, PC2 provided information and

                   THE SOURCE INFORMATION MANAGEMENT COMPANY marketing services to retail stores selling magazines and other periodicals. The Company intends to continue the operation of this business and does not intend to substantially change the nature of PC2's operation.



This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeds the fair value of the assets acquired by approximately $2,400,000 and is being amortized straight line over 15 years.



  Acquisition of Yeager Industries, Inc.



On January 7, 1999, the Company acquired the net assets of Yeager Industries, Inc. for $2.3 million in cash and 164,289 shares of the Company's Common Stock, valued at the time of the acquisition at $1.15 million. The purchase price could be increased by up to $500,000 depending on Yeager's performance over the next two years. Yeager manufactures front-end display racks from facilities in Philadelphia, Pennsylvania.



This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeds the fair value of the assets acquired by approximately $1,038,000 and is being amortized straight line over 20 years.



  Acquisition of U.S. Marketing Services, Inc.



On January 7, 1999 the Company acquired all of the stock of U.S. Marketing Services, Inc. ("U.S. Marketing") in exchange for 1,926,719 shares of the Company's Common Stock and 1,473,281 shares of the Company's Class A Convertible Preferred Stock, valued at the time of the acquisition at $26.3 million in total. The Class A Convertible Preferred Stock was converted into an equal number of Common Shares on March 30, 1999. U.S. Marketing's subsidiary Brand Manufacturing Corporation ("Brand") manufactures front-end display racks from manufacturing facilities in Brooklyn, New York and a warehouse and distribution facility in New Jersey. Through its affiliates, Brand provides trucking and freight services and removes and disposes of display racks no longer required by its customers.



This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeded the fair value of the assets acquired by approximately $23,064,000 and is being amortized straight line over 20 years.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

Unaudited pro forma results of operations for 1997, 1998 and 1999 for the Company and U.S. Marketing are listed below (in thousands):



                                                                            YEAR ENDED JANUARY 31,
                                                                            ----------------------
                                                                              1998         1999
                                                                            ---------    ---------
Total Revenues.............................................  As reported     $11,804      $21,100
                                                             Pro forma        31,405       33,539
Net Income.................................................  As reported       1,589        3,867
                                                             Pro forma         3,821        1,695
Earnings Per Share
  Basic....................................................  As reported     $  0.23      $  0.42
  Diluted..................................................  As reported        0.22         0.40
  Basic....................................................  Pro forma          0.37         0.14
  Diluted..................................................  Pro forma          0.37         0.13



  Acquisition of Chestnut Display Systems, Inc.



On February 1, 1999 the Company acquired the net assets of Chestnut Display Systems, Inc. and its affiliate Chestnut Display Systems (North), Inc. for $3.6 million in cash and 285,714 shares of the Company's Common Stock, valued at the time of acquisition at $1.8 million. The purchase price for Chestnut may be increased to a value (including the amounts already paid) not to exceed $9.5 million if Chestnut meets certain performance goals during fiscal 2000 and 2001. Any increase in the purchase price will be paid 50% in cash and 50% in shares of Common Stock. The shares will be valued using a formula contained in the acquisition agreement, subject to a minimum value of $5.00 per share and a maximum value of $7.00 per share. Chestnut manufactures front-end display racks from facilities in Greenville, South Carolina and Jacksonville, Florida.



This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeds the fair value of the assets acquired by approximately $3,496,000 and is being amortized straight line over 20 years.



  Acquisition of MYCO, Inc.



On February 26, 1999 the Company acquired the net assets of MYCO, Inc. ("MYCO") for $12 million in cash and 134,615 shares of the Company's Common Stock, valued at the time of acquisition at $875,000. The Company also assumed MYCO's industrial revenue bond indebtedness of $4 million and repaid MYCO's indebtedness of $1.5 million. The purchase price may be increased by up to an additional 250,000 shares of Common Stock depending on MYCO's performance in the twelve months following the acquisition. MYCO is a Rockford, Illinois manufacturer of front-end display racks.



This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeded the fair value of the assets acquired by approximately $9,923,000 and is being amortized straight line over 20 years.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

  Acquisition of 132127 Canada, Inc.



On March 23, 1999 the Company also purchased the net assets of 132127 Canada, Inc., known as ProMark, for $1.5 million Canadian. ProMark is a Canadian corporation headquartered in Toronto which provides rebate and information services to retail customers throughout Canada.



This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeded the fair value of the assets acquired by approximately $639,000 and is being amortized straight line over 20 years.



5.  LONG-TERM DEBT AND REVOLVING CREDIT FACILITY



Long-term debt consists of:



                                                              JANUARY 31,    APRIL 30,
                                                                 1999          1999
                                                              -----------   -----------
Revolving Credit Facility...................................  $3,202,000    $10,807,000
Term note payable to bank...................................          --     15,000,000
Industrial Revenue Bonds....................................          --      4,000,000
Unsecured note payable to former owners of acquired Company, non-interest bearing, payable in five equal annual
  installments beginning in November 1999...................     300,000        300,000
Term note payable in monthly installments of $629 through
  November 1999, collateralized by an automobile............       6,057          4,283
Capital leases..............................................          --         63,723
                                                              ----------    -----------
Total Long-term Debt........................................   3,508,057     30,175,006
Less current maturities.....................................      66,057        977,283
                                                              ----------    -----------
Long-term Debt..............................................  $3,442,000    $29,197,723
                                                              ==========    ===========



On March 31, 1999 the Company entered into a new credit agreement with Wachovia Bank, N.A. The new credit agreement enables the Company to borrow up to $15 million under a revolving credit facility and $15 million under a term loan. The term loan matures in May 2002. The revolving credit facility has no termination date, although, Wachovia Bank has the right to terminate the revolving credit facility upon not less than 13 months prior written notice.



Borrowings under the revolving credit facility bear interest at a rate equal to the monthly LIBOR index rate plus a percentage ranging from 2.0% to 3.5% depending upon the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The term loan bears interest, at the Company's election, at either (i) the London Interbank Offered Rates for periods of 30, 60, 90 or 180 days, at our option, plus a percentage ranging from 2.0% to 3.5,%, depending upon the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization or (ii) the higher of the prime rate or the federal funds rate plus .5%. The credit facility is secured by an interest in substantially all of the Company's assets. Under the credit agreement, the Company will be required to maintain certain financial ratios.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

In connection with the acquisition of MYCO, Inc., the Company assumed the liabilities of MYCO's Industrial Revenue Bonds. On January 30, 1995, the City of Rockford issued $4 million of its Industrial Project Revenue Bonds, Series 1995, and the proceeds were deposited with the Amalgamated Bank of Chicago, as trustee. Wachovia Bank, N.A. has issued a rolling 13-month letter of credit for $4.1 million to the Company. The bonds are secured by the trustee's indenture and the $4.1 million letter of credit. The letter of credit is secured by substantially all of the assets of the Company. The bonds bear interest at a variable weekly rate (approximately 80% of the Treasury Rate) not to exceed 15% per annum. The bonds mature on January 1, 2030. Fees related to the letter of credit are 1% per annum of the outstanding bond principal plus accrued interest.



6.   EARNINGS PER SHARE



A reconciliation of the denominators of the basic and diluted earnings per share computations are as follows:



                                                                  THREE MONTHS ENDED
                                                                       APRIL 30,
                                                                -----------------------
                                                                  1998          1999
                                                                ---------    ----------
Weighted average number of common shares outstanding........    8,017,828    12,573,994
Effect of dilutive securities -- stock options and
  warrants..................................................      481,243     1,982,982
                                                                ---------    ----------
Weighted average number of common shares outstanding -- as
  adjusted..................................................    8,499,070    14,556,976
                                                                =========    ==========



The following options and warrants were not included in the computation of diluted EPS because the exercise prices were greater than the average market price of the common shares. All were still outstanding at April 30, 1999.



NUMBER OF SHARES
EXERCISABLE UNDER                                 EXPIRATION
OPTIONS/WARRANTS    EXERCISE PRICE   GRANT DATE      DATE
-----------------   --------------   ----------   ----------
     125,000            11.41         3/16/99      3/16/09



7.  SUPPLEMENTAL CASH FLOW INFORMATION



Supplemental information on interest and income taxes paid is as follows:



                                                                  THREE MONTHS ENDED
                                                                      APRIL 30,
                                                                ----------------------
                                                                  1998         1999
                                                                --------    ----------
Interest....................................................    $121,000    $  169,000
Income Taxes................................................    $189,000    $1,040,900



In connection with the acquisitions in January 1999, the Company issued 2,091,008 shares of Common Stock and 1,473,281 shares of Class A Convertible Preferred Stock which were converted to an equal number of common shares on March 30, 1999.



In connection with the acquisitions in February 1999, the Company issued 420,329 shares of Common Stock.

                   THE SOURCE INFORMATION MANAGEMENT COMPANY

8.  SEGMENT FINANCIAL INFORMATION



The reportable segments of the Company are claims submission and other information services and display rack manufacturing. Segment operating results are measured based on income before taxes.



                                          CLAIMS
                                        SUBMISSION
                                         AND OTHER
                                        INFORMATION    DISPLAY RACK
                                         SERVICES      MANUFACTURING    ELIMINATIONS       TOTAL
                                        -----------    -------------    ------------    ------------
APRIL 30, 1998
Revenues from external customers....    $ 3,595,202              --                     $  3,595,202
Depreciation and amortization.......        124,411              --                          124,411
Income before taxes.................      1,239,647              --                        1,239,647
Total Assets........................     25,734,687              --                       25,734,687
Capital Expenditures................        127,506              --                          127,506
APRIL 30, 1999
Revenues from external customers....    $ 4,225,610     $12,926,561      $(672,484)     $ 16,479,687
Depreciation and amortization.......        192,394         581,385                          773,779
Income before taxes.................      1,102,232       2,282,878                        3,385,110
Total Assets........................     33,983,121      67,483,087                      101,466,158
Capital Expenditures................        140,059          42,212                          182,271

                           REPORT OF THE INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of U.S. Marketing Services, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of U.S. Marketing Services, Inc. and Subsidiaries as of December 31, 1998, and the related consolidated statements of operations, capital deficit, and cash flows for the period from March 25, 1998 (inception) through December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Marketing Services, Inc. and Subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the period from March 25, 1998 (inception) through December 31, 1998 in conformity with generally accepted accounting principles.

                                            /s/  BDO Seidman, LLP

March 9, 1999
New York, NY

                 U.S. MARKETING SERVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                DECEMBER 31, 1998
                                                                -----------------
ASSETS
CURRENT:
Cash and cash equivalents...................................       $   467,706
Accounts receivable (Note 12)...............................         2,588,956
Inventories (Notes 3 and 4).................................         3,008,670
Deferred finance costs (Note 3).............................           389,907
Prepaid expenses............................................            37,685
Prepaid income taxes........................................           595,184
                                                                   -----------
TOTAL CURRENT ASSETS........................................         7,088,108
PROPERTY AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION AND
  AMORTIZATION (NOTES 3 AND 5)..............................           182,375
INTANGIBLE ASSETS, NET (NOTES 3, 6 AND 13)..................        14,121,672
DEPOSITS AND OTHER..........................................            82,974
                                                                   -----------
                                                                   $21,475,129
                                                                   ===========
LIABILITIES AND CAPITAL DEFICIT
CURRENT LIABILITIES:
Notes payable -- bank (Note 7)..............................       $17,500,000
Accounts payable............................................         2,475,751
Accrued expenses and other liabilities......................         1,507,300
Current maturities of long-term debt (Note 13)..............            60,000
Due to retailers............................................         1,141,634
Due to stockholders (Note 9)................................           575,383
                                                                   -----------
TOTAL CURRENT LIABILITIES...................................        23,260,068
LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE 13)...........           240,000
                                                                   -----------
TOTAL LIABILITIES...........................................        23,500,068
                                                                   -----------
MINORITY INTEREST...........................................           288,831
COMMITMENTS AND CONTINGENCIES (NOTE 10)
CAPITAL DEFICIT (NOTE 14):
Common stock, $0.001 par value -- 100,000,000 authorized;
  4,907,500 shares issued and outstanding...................             4,908
Preferred stock, $0.001 par value -- 10,000,000 authorized;
  no shares issued or outstanding...........................                --
Additional paid-in capital..................................           127,989
Deficit.....................................................        (2,446,667)
                                                                   -----------
TOTAL CAPITAL DEFICIT.......................................        (2,313,770)
                                                                   -----------
                                                                   $21,475,129
                                                                   ===========

          See accompanying notes to consolidated financial statements.

                 U.S. MARKETING SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                PERIOD FROM
                                                                 MARCH 25,
                                                                    1998
                                                                (INCEPTION)
                                                                  THROUGH
                                                                DECEMBER 31,
                                                                    1998
                                                                ------------
NET REVENUES (NOTE 12)......................................    $ 7,694,811
COST OF REVENUES............................................      4,643,781
                                                                -----------
GROSS PROFIT................................................      3,051,030
                                                                -----------
OPERATING EXPENSES:
Selling.....................................................        355,086
General and administrative..................................      3,886,988
Amortization expense........................................        481,996
                                                                -----------
TOTAL OPERATING EXPENSES....................................      4,724,070
                                                                -----------
LOSS FROM OPERATIONS........................................     (1,673,040)
                                                                -----------
OTHER INCOME (EXPENSES):
Interest expense............................................       (913,271)
Interest income.............................................         49,947
                                                                -----------
TOTAL OTHER EXPENSES........................................       (863,324)
                                                                -----------
LOSS BEFORE PROVISION FOR INCOME TAXES AND MINORITY INTEREST
  IN
NET LOSS OF CONSOLIDATED SUBSIDIARIES.......................     (2,536,364)
PROVISION FOR INCOME TAXES (NOTE 8).........................        160,603
                                                                -----------
LOSS BEFORE MINORITY INTEREST IN NET LOSS OF CONSOLIDATED
SUBSIDIARIES................................................     (2,696,967)
MINORITY INTEREST IN NET LOSS OF CONSOLIDATED
  SUBSIDIARIES..............................................        250,300
                                                                -----------
NET LOSS....................................................    $(2,446,667)
                                                                ===========

          See accompanying notes to consolidated financial statements.

                 U.S. MARKETING SERVICES, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENT OF CAPITAL DEFICIT

                                                 PERIOD FROM MARCH 25, 1998 (INCEPTION) THROUGH
                                                                DECEMBER 31, 1998
                                                 -----------------------------------------------
                                                          ADDITIONAL
                                                 COMMON    PAID-IN
                                                 STOCK     CAPITAL       DEFICIT        TOTAL
                                                 ------   ----------   -----------   -----------
BALANCE, MARCH 25, 1998.......................   $  --     $     --    $        --   $        --
Issuance of common stock......................   4,908      127,989             --       132,897
Net loss......................................      --           --     (2,446,667)   (2,446,667)
                                                 ------    --------    -----------   -----------
BALANCE, DECEMBER 31, 1998....................   $4,908    $127,989    $(2,446,667)  $(2,313,770)
                                                 ======    ========    ===========   ===========

          See accompanying notes to consolidated financial statements.

                 U.S. MARKETING SERVICES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF CASH FLOWS (NOTE 11)

                                                                 PERIOD FROM
                                                                MARCH 25, 1998
                                                                 (INCEPTION)
                                                                   THROUGH
                                                                 DECEMBER 31,
                                                                     1998
                                                                --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................     $ (2,446,667)
Adjustments to reconcile net loss to net cash used in
  operating activities:
Depreciation................................................           51,110
Amortization................................................          481,996
Minority interest in net loss of consolidated
  subsidiaries..............................................         (250,300)
Decrease (increase) in:
Accounts receivable.........................................          266,064
Inventories.................................................       (2,164,913)
Prepaid expenses and other current assets...................         (282,893)
Deposits and other..........................................            8,001
Increase (decrease) in:
Accounts payable and accrued expenses.......................        2,540,645
Due to retailers............................................         (606,247)
                                                                 ------------
TOTAL ADJUSTMENTS...........................................           43,463
                                                                 ------------
NET CASH USED IN OPERATING ACTIVITIES.......................       (2,403,204)
                                                                 ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures........................................          (31,836)
Business acquisitions, net of cash acquired.................      (14,875,234)
                                                                 ------------
NET CASH USED IN INVESTING ACTIVITIES.......................      (14,907,070)
                                                                 ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Loan from majority stockholder..............................       15,131,911
Repayment of loan from majority stockholder.................      (15,131,911)
Issuance of common stock....................................          132,897
Proceeds from notes payable -- bank.........................       18,500,000
Payments on notes payable -- bank...........................       (1,000,000)
Due to stockholders.........................................          575,383
Finance costs...............................................         (430,300)
                                                                 ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................       17,777,980
                                                                 ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................          467,706
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............               --
                                                                 ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................     $    467,706
                                                                 ============

          See accompanying notes to consolidated financial statements.

                 U.S. MARKETING SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  COMPANY STRUCTURE


U.S. Marketing Services, Inc. (the "Parent") was founded in March 1998 to create a nationwide consolidator of marketing service companies. On May 20, 1998, the Parent, through a loan from its majority shareholder, acquired 70% of the voting shares of Brand Manufacturing Corp. ("Brand") and TCE Corporation ("TCE") (collectively, the "Company") in a business combination accounted for as a purchase. The total cost of $15,521,000 to acquire the companies exceeded the fair value of the net assets acquired by approximately $14,300,000, which was recorded as goodwill. The Parent had no significant activity until May 20, 1998 when it acquired Brand and TCE.


2.  BUSINESS

Brand designs and manufactures custom-designed product display units that are categorized as front-end merchandisers or point-of-purchase displays, that are used by retailers and consumer product manufacturers nationwide. TCE provides trucking, consulting, and warehousing services exclusively for Brand and its customers.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

The consolidated financial statements include the accounts of the Parent and its subsidiaries, Brand and TCE. The results of operations of Brand and TCE are included in the accompanying financial statements as of the date of acquisition. All material intercompany balances and transactions have been eliminated.

  Revenue Recognition

Revenues are recognized as products are shipped to customers.

  Cash and Cash Equivalents.

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Inventories

Inventories, consisting of steel and product display units, are stated at the lower of cost or market. Cost is determined by the FIFO (first-in, first-out) method.

  Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized over their estimated useful lives or lease terms, whichever is shorter.

                 U.S. MARKETING SERVICES, INC. AND SUBSIDIARIES

  Goodwill, Tradename and Deferred Finance Costs

Goodwill represents the excess of cost over the fair value of the net assets of companies acquired at the date of acquisition. The balance is being amortized on a straight-line basis over 20 years. Tradename is being amortized on a straight-line basis over 20 years. Deferred finance costs are amortized over the term of the related debt.

  Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  Fair Value of Financial Instruments

The carrying value of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the immediate or short-term maturity of these financial instruments. The carrying amount reported for notes payable and long-term debt approximates fair value as the effective rates on the underlying instruments reflect market rates for similar debt.

  Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company places its cash and short-term cash investments with high credit quality financial institutions which limit the amount of credit exposure. Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's diverse client base. Losses relating to accounts receivable have historically been minimal; as a result, the Company does not maintain an allowance for potential losses. The Company does not require collateral from its customers. The majority of the inventory at December 31, 1998 is for shipment to one customer in 1999.

  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Long-Lived Assets

Long-lived assets, such as intangible assets and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to their fair value. This policy is in

                 U.S. MARKETING SERVICES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". No write-downs have been necessary through December 31, 1998.


NEW ACCOUNTING STANDARD



SFAS No. 130, "Reporting Comprehensive Income", was issued in June 1997. Comprehensive income is defined as net income plus certain items that are recorded directly to shareholders' equity, such as unrealized gains and losses on available-for-sale securities. The Company adopted SFAS No. 130 in the first quarter of fiscal 1998, but had no "other" comprehensive income items for the years presented in the statements of income or accumulated as of the balance sheet date presented.


4.  INVENTORIES

Inventories at December 31, 1998 consist of the following:

Raw materials...............................................    $  358,520
Work-in-process.............................................       540,648
Finished goods..............................................     2,109,502
                                                                ----------
                                                                $3,008,670
                                                                ==========

5.  PROPERTY AND EQUIPMENT

Major classes of property and equipment at December 31, 1998 consist of the following:

Machinery and equipment.....................................      $ 59,533
Furniture, fixtures and equipment...........................         7,119
Computer equipment..........................................        31,500
Leasehold improvements......................................       135,333
                                                                  --------
                                                                   233,485
Less:
  Accumulated depreciation and amortization.................        51,110
                                                                  --------
Property and equipment, net.................................      $182,375
                                                                  ========

6.  INTANGIBLE ASSETS

Intangible assets at December 31, 1998 consist of the following:

Goodwill....................................................    $14,263,275
Tradename...................................................        300,000
                                                                -----------
                                                                 14,563,275
Less: Accumulated amortization..............................        441,603
                                                                -----------
Intangible assets, net......................................    $14,121,672
                                                                ===========

                 U.S. MARKETING SERVICES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

7.  NOTES PAYABLE -- BANK

The Company has an $18,500,000 credit facility with a bank which expires on July 13, 2003. The facility provides for a term loan in the amount of $15,000,000, which is payable in 20 quarterly installments ranging from $500,000 to $1,000,000, plus interest, through June 30, 2003. The facility also provides for short-term borrowings up to $3,500,000 under a revolving line of credit. Borrowings on the credit facility bear interest at LIBOR plus 2.5% or the prime rate plus 1.5%, at the borrower's option.

The borrowing agreement which contains certain restrictions and covenants, as defined, is collateralized by all the assets of the Company and is personally guaranteed by the stockholders.

In connection with the sale of the Company on January 7, 1999 (see Note 14), all borrowings under the credit facility were repaid through a capital contribution to the Company by the majority stockholders. At such time, the Company wrote off the balance of deferred finance costs in the amount of $389,907 to expense.

8.  INCOME TAXES

Effective May 20, 1998, in connection with the acquisition of Brand and TCE by the Parent, Brand and TCE became C corporations for Federal, state and local income tax purposes.

The provisions for income taxes for the period ended December 31, 1998 consist of the following:

Current:
Federal.....................................................    $ 98,652
State.......................................................      61,951
                                                                --------
                                                                $160,603
                                                                ========

The difference between the Company's effective tax rate for financial statement purposes and the statutory Federal income tax rate for 1998 is primarily due to net operating losses incurred during the period.

Deferred tax assets (liabilities) are comprised of the following:

                                                                DECEMBER 31, 1998
                                                                -----------------
Deferred tax assets:
Depreciation................................................       $    97,000
Inventory capitalization....................................           120,000
Net operating loss carryforward.............................         1,082,000
Other.......................................................            24,000
                                                                   -----------
                                                                     1,323,000
Deferred tax liabilities:
Goodwill amortization.......................................           (48,000)
                                                                   -----------
                                                                     1,275,000
Less: Valuation allowance...................................        (1,275,000)
                                                                   -----------
Deferred tax asset (liability), net.........................       $        --
                                                                   ===========

The deferred tax asset is fully offset by a valuation allowance of the same amount due to uncertainty regarding its ultimate utilization.

                 U.S. MARKETING SERVICES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

At December 31, 1998, the Parent had net operating loss ("NOL") carryforwards of approximately $1,800,000 expiring through 2018. Brand had NOL carryforwards at December 31, 1998 of approximately $880,000 expiring through 2018.

9.  RELATED PARTY TRANSACTIONS

At December 31, 1998, the Company had balances due to minority stockholders of the Company in the amount of $575,383 arising from the May 20, 1998 acquisition agreement (see Note 1). These balances are non-interest bearing and are payable on demand. The balances were paid in full in January 1999.

10.  COMMITMENTS AND CONTINGENCIES

  Lease Commitments

The Company leases equipment and certain office, plant and warehouse space in New York and New Jersey under non-cancelable operating leases. Certain leases provide for escalations based on increases in the landlord's operating expenses and real estate taxes.

Minimum annual lease commitments under noncancelable operating leases at December 31, 1998 are as follows:

1999........................................................    $435,000
2000........................................................     192,000
2001........................................................       7,000
2002........................................................       5,000
                                                                --------
                                                                $639,000
                                                                ========

Rent expense for the period ended December 31, 1998 was approximately $404,000.

  Employment Contracts

The Company is obligated under various employment contracts with certain officers and other employees of the Company for salary and other compensation, as well as for providing various benefits. Future minimum annual payments for salaries and other compensation under these contracts are as follows:

1999........................................................    $ 655,000
2000........................................................      497,000
2001........................................................      220,000
2002........................................................      150,000
2003........................................................      150,000
                                                                ---------
                                                                $1,672,000
                                                                =========

  Union Contracts

At December 31, 1998, approximately 75% of the Company's employees were members of Local 810, affiliated with the International Brotherhood of Teamsters (the "Union"). All non-supervisory plant employees who have met certain criteria are considered members of the Union. The Company is party to a collective bargaining agreement with the Union, which expires on September 30, 1999.

Company contributions to the Union funds charged to operations were approximately $254,000 for the period ended December 31, 1998.

                 U.S. MARKETING SERVICES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED


Under the Multiemployer Pension Plan Amendment Act of 1980, an employer is liable, upon withdrawal from or termination of a multiemployer plan, for its proportionate share of the plan's unfunded vested benefits liability, if any. As of December 31, 1998, no such liability existed. Currently, the Company has no intent of terminating or withdrawing from the Plan.


  Litigation

The Company is a party to various litigation matters arising in the ordinary course of business. In the opinion of management, the outcome of these litigation matters will not have a material adverse effect on the Company's financial position.

11.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company paid income taxes of approximately $642,000 for the period ended December 31, 1998. Interest paid amounted to $913,271 for the period ended December 31, 1998.

The Company incurred loans in the amount of $300,000 for the acquisition of the tradename of the acquired company (see Note 13).

The Parent acquired 70% of the voting shares of Brand and TCE for $15,521,000. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets purchased..............................    $ 18,711,000
Cash paid for the capital stock.............................     (15,521,000)
                                                                ------------
Liabilities assumed.........................................    $  3,190,000
                                                                ============

12.  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

For the period ended December 31, 1998, three customers accounted for approximately 34% of net revenues. In addition, three customers accounted for approximately 44% of accounts receivable at December 31, 1998.

13.  ACQUISITION

On November 19, 1998, the Company acquired the tradename of a company that performs services for Brand. The purchase price of $300,000 will be paid in equal annual installments over 5 years starting November 1999. The balance is included in intangible assets and is being amortized over five years. In connection with the acquisition, the Company entered into employment contracts with the former owners of the acquired company (see Notes 6 and 10).

14.  SUBSEQUENT EVENT

On January 7, 1999, the Parent entered into an agreement and plan of merger (the "Merger") with Source Information Management Company ("Source"), pursuant to which the Parent and its subsidiaries were merged with and into Source, and became a wholly-owned subsidiary of Source. In connection with the Merger, all of the capital stock of the Parent was exchanged for 3,400,000 shares of the capital stock of Source. On January 7, 1999, prior to entering into the Merger, the majority stockholder of the Parent purchased the remaining outstanding minority interest in Brand and TCE, so that the Parent owned 100% of the stock of Brand and TCE at the closing.

                           REPORT OF THE INDEPENDENT

                          CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Brand Manufacturing Corp. and TCE Corporation

We have audited the accompanying combined balance sheet of Brand Manufacturing Corp. and TCE Corporation as of May 20, 1998, and the related combined statements of income, stockholders' equity, and cash flows for the period from January 1, 1998 through May 20, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Brand Manufacturing Corp. and TCE Corporation as of May 20, 1998, and the results of their operations and their cash flows for the period from January 1, 1998 through May 20, 1998 in conformity with generally accepted accounting principles.

                                            /s/ BDO Seidman, LLP

March 9, 1999
New York, NY

                 BRAND MANUFACTURING CORP. AND TCE CORPORATION

                             COMBINED BALANCE SHEET

                                                                MAY 20, 1998
                                                                ------------
ASSETS (NOTE 2)
CURRENT:
Cash and cash equivalents...................................     $  646,013
Accounts receivable (Note 8)................................      2,855,020
Inventories (Note 3)........................................        843,757
Refundable income taxes.....................................        103,349
Prepaid expenses and other current assets...................        246,627
                                                                 ----------
TOTAL CURRENT ASSETS........................................      4,694,766
PROPERTY AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION AND
  AMORTIZATION (NOTE 4).....................................        194,897
OTHER ASSETS................................................         90,975
                                                                 ----------
                                                                 $4,980,638
                                                                 ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable............................................     $  971,144
Accrued expenses and other liabilities......................        455,208
Due to retailers............................................      1,747,881
Income taxes payable........................................         16,054
                                                                 ----------
TOTAL CURRENT LIABILITIES...................................      3,190,287
                                                                 ----------
COMMITMENTS AND CONTINGENCIES (NOTES 6 AND 10)
STOCKHOLDERS' EQUITY (NOTE 9):
Common stock (Note 5).......................................          7,375
Retained earnings...........................................      1,782,976
                                                                 ----------
TOTAL STOCKHOLDERS' EQUITY..................................      1,790,351
                                                                 ----------
                                                                 $4,980,638
                                                                 ==========

            See accompanying notes to combined financial statements.

                 BRAND MANUFACTURING CORP. AND TCE CORPORATION

                          COMBINED STATEMENT OF INCOME

                                                                PERIOD FROM
                                                                JANUARY 1,
                                                                   1998
                                                                  THROUGH
                                                                  MAY 20,
                                                                   1998
                                                                -----------
NET REVENUES (NOTE 8).......................................    $6,078,934
COST OF REVENUES............................................     3,589,239
                                                                ----------
GROSS PROFIT................................................     2,489,695
                                                                ----------
OPERATING EXPENSES:
Selling.....................................................       205,223
General and administrative..................................     1,413,556
                                                                ----------
TOTAL OPERATING EXPENSES....................................     1,618,779
                                                                ----------
INCOME FROM OPERATIONS......................................       870,916
                                                                ----------
OTHER INCOME (EXPENSES):
Interest expense............................................        (3,994)
Interest income.............................................        13,686
Other.......................................................        14,332
                                                                ----------
TOTAL OTHER INCOME..........................................        24,024
                                                                ----------
INCOME BEFORE PROVISION FOR INCOME TAXES....................       894,940
PROVISION FOR INCOME TAXES..................................        36,500
                                                                ----------
NET INCOME..................................................    $  858,440
                                                                ==========

            See accompanying notes to combined financial statements.

                 BRAND MANUFACTURING CORP. AND TCE CORPORATION

                   COMBINED STATEMENT OF STOCKHOLDERS' EQUITY

                                              PERIOD FROM JANUARY 1, 1998 THROUGH MAY 20, 1998
                                        ------------------------------------------------------------
                                                  ADDITIONAL
                                        COMMON     PAID-IN      RETAINED     TREASURY
                                         STOCK     CAPITAL      EARNINGS       STOCK        TOTAL
                                        -------   ----------   -----------   ---------   -----------
BALANCE, JANUARY 1, 1998..............  $11,767   $ 100,000    $ 3,359,113   $(690,024)  $ 2,780,856
Retirement of common stock............   (4,392)   (100,000)      (585,632)    690,024            --
S corporation distributions...........       --          --     (1,848,945)         --    (1,848,945)
Net income............................       --          --        858,440          --       858,440
                                        -------   ---------    -----------   ---------   -----------
BALANCE, MAY 20, 1998.................  $ 7,375   $      --    $ 1,782,976   $      --   $ 1,790,351
                                        =======   =========    ===========   =========   ===========

            See accompanying notes to combined financial statements.

                 BRAND MANUFACTURING CORP. AND TCE CORPORATION

                        COMBINED STATEMENT OF CASH FLOWS

                                                                  PERIOD FROM
                                                                JANUARY 1, 1998
                                                                    THROUGH
                                                                 MAY 20, 1998
                                                                ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................      $   858,440
Adjustments to reconcile net income to net cash provided by
  operating activities:
Depreciation................................................           13,579
Decrease (increase) in:
Accounts receivable.........................................          (63,120)
Inventories.................................................         (178,679)
Prepaid expenses and other current assets...................          131,146
Prepaid income taxes........................................         (103,349)
Other assets................................................          (17,000)
Increase (decrease) in:
Accounts payable............................................         (537,907)
Accrued expenses and other liabilities......................         (218,263)
Due to retailers............................................        1,623,578
Income taxes payable........................................           (9,946)
                                                                  -----------
TOTAL ADJUSTMENTS...........................................          640,039
                                                                  -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................        1,498,479
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment.........................          (14,371)
CASH FLOWS FROM FINANCING ACTIVITIES:
S corporation distributions.................................       (1,848,945)
                                                                  -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................         (364,837)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............        1,010,850
                                                                  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................      $   646,013
                                                                  ===========

            See accompanying notes to combined financial statements.

                 BRAND MANUFACTURING CORP. AND TCE CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  BUSINESS AND ORGANIZATION

Brand Manufacturing Corp. ("Brand") designs and manufactures custom-designed product display units that are categorized as front-end merchandisers or point-of-purchase displays, that are used by retailers and consumer product manufacturers nationwide.

TCE Corporation ("TCE") provides trucking, consulting, and warehousing services exclusively for Brand and its customers.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Combination

The combined financial statements include the accounts of Brand and TCE (collectively, the "Company"). The combined companies are related through common ownership and control. All material intercompany balances and transactions are eliminated in combination.

  Revenue Recognition

Revenues are recognized as products are shipped to customers.

  Cash and Cash Equivalents

Cash and Cash Equivalents The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Inventories

Inventories, consisting of steel and product display units, are stated at the lower of cost or market. Cost is determined by the FIFO (first-in, first-out) method.

  Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized over their estimated useful lives or lease terms, whichever is shorter.

  Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code and the States of New York and New Jersey tax laws. Under these provisions, the stockholders are taxed on their proportionate shares of the Company's taxable income on their individual tax returns. Certain states impose a corporate level tax based upon the differential between the corporate and individual tax rates. The financial statements include a provision for these taxes, as well as New York City income taxes.

As a result of the acquisition of the companies on May 20, 1998 (see Note 9), the companies' S corporation status was terminated and both Brand and TCE became C corporations for Federal, state and local income tax purposes.

                 BRAND MANUFACTURING CORP. AND TCE CORPORATION

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Any deferred income tax liability (asset) resulting from temporary differences is considered immaterial and, as a result, no deferred tax provision has been provided for at May 20, 1998.

  Fair Value of Financial Instruments

The carrying value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities, due to retailers and loans payable to stockholders approximate fair value due to the immediate or short-term maturity of these financial instruments.

  Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company places its cash and short-term cash investments with high credit quality financial institutions which limit the amount of credit exposure.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's diverse client base. Losses relating to the accounts receivable have historically been minimal. As a result, the Company does not maintain an allowance for potential losses. The Company does not require collateral from its customers.

  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Long-Lived Assets

Long-lived assets, such as intangible assets and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to their fair value. This policy is in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". No write-downs have been necessary through May 20, 1998.

                 BRAND MANUFACTURING CORP. AND TCE CORPORATION

3.  INVENTORIES

Inventories at May 20, 1998 consist of the following:

Raw materials...............................................      $162,890
Work-in-process.............................................       357,467
Finished goods..............................................       323,400
                                                                  --------
                                                                  $843,757
                                                                  ========

4.  PROPERTY AND EQUIPMENT

Major classes of property and equipment at May 20, 1998 consist of the following:

Machinery and equipment.....................................      $  980,800
Furniture, fixtures and equipment...........................         129,826
Computer equipment..........................................         155,856
Leasehold improvements......................................         117,640
                                                                  ----------
                                                                   1,384,122
Less:
  Accumulated depreciation and amortization.................       1,189,225
                                                                  ----------
Property and equipment, net.................................      $  194,897
                                                                  ==========

5.  COMMON STOCK

Common stock (no par value) at May 20, 1998 consists of the following:

                                                                BRAND     TCE     TOTAL
                                                                ------    ----    ------
Shares authorized...........................................       320     200       520
Shares issued and outstanding...............................       100     125       225
Common stock value..........................................    $7,292    $ 83    $7,375

6.  COMMITMENTS AND CONTINGENCIES

  Lease Commitments

The Company leases equipment and certain office, plant and warehouse space in New York and New Jersey under non-cancelable operating leases. Certain leases provide for escalations based on increases in the landlord's operating expenses and real estate taxes.

Minimum annual lease commitments under noncancelable operating leases at May 20, 1998 are as follows:

1999........................................................    $447,000
2000........................................................     426,000
2001........................................................      17,000
2002........................................................       7,000
2003........................................................       2,000
                                                                --------
                                                                $899,000
                                                                ========

                 BRAND MANUFACTURING CORP. AND TCE CORPORATION

Rent expense for the period ended May 20, 1998 was approximately $283,000.

  Employment Contracts

The Company is obligated under various employment contracts with certain officers and other employees of the Company for salary and other compensation, as well as for providing various benefits. Future minimum annual payments for salaries and other compensation under these contracts are as follows:

1999........................................................    $  465,000
2000........................................................       647,000
2001........................................................       365,000
2002........................................................       160,000
2003........................................................       150,000
Thereafter..................................................        87,000
                                                                ----------
                                                                $1,874,000
                                                                ==========

  Union Contracts

At May 20, 1998, approximately 75% of the Company's employees were members of Local 810, affiliated with the International Brotherhood of Teamsters (the "Union"). All non-supervisory plant employees who have met certain criteria are considered members of the Union. The Company is party to a collective bargaining agreement with the Union, which is for three years and expires on September 30, 1999.

Company contributions to the Union funds charged to operations were approximately $155,000 for the period ended May 20, 1998.


Under the Multiemployer Pension Plan Amendment Act of 1980, an employer is liable, upon withdrawal from or termination of a multiemployer plan, for its proportionate share of the plan's unfunded vested benefits liability, if any. As of December 31, 1998, no such liability existed. Currently, the Company has no intent of terminating or withdrawing from the Plan.


  Litigation

The Company is a party to various litigation matters arising in the ordinary course of business. In the opinion of management, the outcome of these litigation matters will not have a material adverse effect on the Company's financial position.

7.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company paid income taxes of approximately $600 for the period ended May 20, 1998. Interest paid amounted to $3,994 for the period ended May 20, 1998.

The Company retired common stock in the amount of $690,024.

8.  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

For the period ended May 20, 1998, three customers accounted for approximately 53% of net revenues. In addition, three customers accounted for approximately 50% of accounts receivable at May 20, 1998.

                 BRAND MANUFACTURING CORP. AND TCE CORPORATION

9.  SUBSEQUENT EVENTS

(a) On May 20, 1998, U.S. Marketing Services, Inc. (the "Parent") acquired 70% of the voting shares of the Company in a business combination accounted for as a purchase. The total cost to acquire the Company exceeded the fair value of the net assets acquired by approximately $14,300,000, which was recorded as goodwill. It will be amortized over a 20 year period.

(b) On November 19, 1998, the Parent acquired the assets and trade name of a company that performs services for Brand. The purchase price of $300,000 will be paid in equal annual installments over five years. The balance is included in intangible assets and is being amortized over five years. In connection with the acquisition and as part of the purchase price, the Parent entered into employment contracts with the former owners of the acquired company.

(c) On January 7, 1999, the Parent entered into an agreement and plan of merger (the "Merger") with Source Information Management Company ("Source"), pursuant to which the Parent and its subsidiaries were merged with and into Source, and became a wholly-owned subsidiary of Source. In connection with the Merger, all of the capital stock of the Parent was exchanged for 3,400,000 shares of the capital stock of Source. On January 7, 1999, prior to entering into the Merger, the majority stockholder of the Parent purchased the remaining outstanding minority interest in Brand and TCE, so that the Parent owned 100% of the stock of Brand and TCE at the closing.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Brand Manufacturing Corp.

We have audited the accompanying balance sheet of Brand Manufacturing Corp. as of December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brand Manufacturing Corp. at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            /s/ Ernst & Young LLP

Vienna, Virginia
April 17, 1998

                           BRAND MANUFACTURING CORP.

                                 BALANCE SHEET


                                                                DECEMBER 31, 1997
                                                                -----------------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................       $  864,910
  Accounts receivable.......................................        2,876,911
  Inventory.................................................          665,078
  Prepaid expenses and other current assets.................           54,619
  Refundable income taxes...................................          134,069
                                                                   ----------
     Total current assets...................................        4,595,587
Property and equipment, net.................................          178,434
Cash surrender value of officers' life insurance............          155,945
Other assets................................................           68,434
                                                                   ----------
     Total assets...........................................       $4,998,400
                                                                   ==========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................       $1,502,125
  Accrued expenses..........................................          584,571
  Due to affiliate..........................................          591,135
  Deferred revenue..........................................          124,303
  Payable to related party..................................           88,900
                                                                   ----------
     Total current liabilities..............................        2,891,034
Payable to related party, less current portion..............               --
Stockholders' equity:
  Common stock, no par value; 320 shares authorized, 160
     shares issued and outstanding..........................          111,667
  Retained earnings.........................................        2,665,723
  Less: treasury stock, at cost; 60 shares..................         (670,024)
                                                                   ----------
     Total stockholders' equity.............................        2,107,366
                                                                   ----------
     Total liabilities and stockholders' equity.............       $4,998,400
                                                                   ==========


                            See accompanying notes.

                           BRAND MANUFACTURING CORP.

                            STATEMENT OF OPERATIONS

                                                                   YEAR ENDED
                                                                DECEMBER 31, 1997
                                                                -----------------
Net revenues................................................       $17,457,498
Cost of revenues............................................        10,812,877
                                                                   -----------
  Gross profit..............................................         6,644,621
Operating expenses:
  Selling, general and administrative expenses..............         4,979,592
                                                                   -----------
Operating income............................................         1,665,029
Other income (expense):
  Other income..............................................            69,133
  Interest income...........................................            27,780
  Interest (expense)........................................           (23,227)
                                                                   -----------
                                                                        73,686
Income before income tax provision..........................         1,738,715
  Income tax provision......................................            72,993
                                                                   -----------
Net income..................................................       $ 1,665,722
                                                                   ===========
Unaudited pro forma information:
  Net income before income tax provision....................       $ 1,738,715
  Pro forma income tax provision............................           683,495
                                                                   -----------
  Pro forma net income (see Note 2).........................       $ 1,055,220
                                                                   ===========

                            See accompanying notes.

                           BRAND MANUFACTURING CORP.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                       COMMON STOCK        TREASURY STOCK                       TOTAL
                                     -----------------   ------------------    RETAINED     STOCKHOLDERS'
                                     SHARES    AMOUNT    SHARES    AMOUNT      EARNINGS        EQUITY
                                     ------   --------   ------   ---------   -----------   -------------
Balance at December 31, 1996.......   160     $111,667    (60)    $(670,024)  $ 2,693,052    $ 2,134,695
  Net income.......................    --           --     --            --     1,665,722      1,665,722
  Distributions....................    --           --     --            --    (1,693,051)    (1,693,051)
                                      ---     --------    ---     ---------   -----------    -----------
Balance at December 31, 1997.......   160     $111,667    (60)    $(670,024)  $ 2,665,723    $ 2,107,366
                                      ===     ========    ===     =========   ===========    ===========

                            See accompanying notes.

                           BRAND MANUFACTURING CORP.

                            STATEMENT OF CASH FLOWS


                                                                   YEAR ENDED
                                                                DECEMBER 31, 1997
                                                                -----------------
OPERATING ACTIVITIES
Net income..................................................       $ 1,665,722
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Loss on disposal of property and equipment................            10,340
  Depreciation and amortization.............................            60,047
  Cash surrender value of officers' life insurance..........           (32,076)
  Changes in operating assets and liabilities:
     Accounts receivable....................................          (959,215)
     Inventory..............................................          (231,870)
     Prepaid expenses and other current assets..............           (16,547)
     Refundable income taxes................................          (134,069)
     Accounts payable.......................................           720,604
     Accrued expenses.......................................           (29,357)
     Due to affiliate.......................................           302,881
     Deferred revenue.......................................          (888,108)
     Income tax payable.....................................           (46,347)
                                                                   -----------
Net cash provided by operating activities...................           422,005
INVESTING ACTIVITIES
Purchases of property and equipment.........................           (33,574)
Proceeds from the sale of property and equipment............            14,000
                                                                   -----------
Net cash used in investing activities.......................           (19,574)
FINANCING ACTIVITIES
Loan from officers' life insurance..........................             3,895
Payment of payable to related party.........................          (134,400)
Distributions to stockholders...............................        (1,693,051)
                                                                   -----------
Net cash used in financing activities.......................        (1,823,556)
                                                                   -----------
Net decrease in cash and cash equivalents...................        (1,421,125)
Cash and cash equivalents at beginning of year..............         2,286,035
                                                                   -----------
Cash and cash equivalents at end of year....................       $   864,910
                                                                   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash transaction:
Interest paid...............................................       $    23,227
                                                                   ===========
Income taxes paid...........................................       $   220,683
                                                                   ===========


                            See accompanying notes.

                           BRAND MANUFACTURING CORP.

                       NOTES TO THE FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

1.  BUSINESS AND ORGANIZATION

Brand Manufacturing Corp. ("Brand" or the "Company"), incorporated in New York in 1956, designs and manufactures custom in-store merchandising units and point-of-purchase displays for a wide range of retail store chains and product manufacturers. For many of its retail store clients, Brand also involves the retailers' suppliers and coordinates the collection of payments on these invoices.

The Company is operated under common ownership with T.C.E. Corporation ("TCE"), an affiliated company incorporated in Delaware in 1978. TCE provides trucking services to the Company's customers and consulting services and warehousing space to the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

The Company generally recognizes revenues as products are shipped to customers, assuming that collection of the receivable is probable and the Company has no significant remaining obligations. When the Company receives payment in advance of shipment, the Company records the amount as deferred revenue and recognizes the amount as revenues when the above revenue recognition criteria have been met.

  Advertising Costs

Advertising costs are expensed when incurred. Advertising costs for the year ended December 31, 1997 were approximately $6,000.

  Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

  Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market.

  Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost. Depreciation and amortization is calculated on a straight-line basis over estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or lease term, using the straight-line method.

  Impairment of Long-Lived Assets

The Company reviews the recoverability of long-lived assets, whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, in accordance with criteria established by Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets". A loss is recognized for the difference between the carrying amount and the estimated fair value

                           BRAND MANUFACTURING CORP.

of the asset. The Company made no adjustment to the carrying values of the assets during the year ended December 31, 1997.

  Fair Value of Financial Instruments

At December 31, 1997, the fair value of the Company's cash and cash equivalents, accounts receivable, and accounts payable approximates carrying amounts due to the short-term maturities of such instruments. The carrying amount of the payable to the related party approximates fair value since the current effective rate reflects the market rate for debt with similar terms and remaining maturities.

  Concentration of Credit Risk and Other Risks

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions and investment grade short-term investments, which limit the amount of credit exposure.

For accounts receivable, the Company does not require collateral, however consistent with management's expectations, losses have historically been minimal due to the Company's diverse customer base. Therefore, the Company does not maintain an allowance for losses.

Two customers approximated 22% of net revenues for the years ended December 31, 1997. Additionally, three customers approximated 62% of accounts receivable at December 31, 1997.

At December 31, 1997, the Company maintained approximately $1,008,000, in an account with a bank that was not insured by the Federal Deposit Insurance Corporation.

At December 31, 1997, 85% of the Company's labor force was subject to collective bargaining agreements ("CBA"). The CBA expires in September 1999.

  Income Taxes

Historically, the Company has elected, by the consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code (the "Code"). Under the provisions of the Code, the stockholders include the Company's corporate income in their personal income tax returns. Accordingly, the Company was not subject to federal corporate income tax during the period for which it was an S Corporation. Certain states, in which the Company does business, do not accept certain provisions under Subchapter S of the Code, and as a result, income taxes in these states are a direct responsibility of the Company.

The unaudited pro forma income tax information included in the statement of operations is presented in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as if the Company had been subject to federal and certain state income taxes for the year ended December 31, 1997.

  Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           BRAND MANUFACTURING CORP.

3.  INVENTORY

Inventory consists of the following:

                                                                DECEMBER 31, 1997
                                                                -----------------
Raw materials...............................................        $364,467
Work-in-process.............................................         252,592
Finished goods..............................................          48,019
                                                                    --------
                                                                    $665,078
                                                                    ========

4.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                DECEMBER 31, 1997
                                                                -----------------
Machinery and equipment.....................................       $  960,461
Furniture and equipment.....................................          283,179
Leasehold improvements......................................          110,440
                                                                   ----------
                                                                    1,354,080
Less accumulated depreciation and amortization..............        1,175,646
                                                                   ----------
                                                                   $  178,434
                                                                   ==========

5.  RELATED PARTY TRANSACTIONS

  Due to Affiliate

The Company collects trucking service fees from its customers for trucking services provided by its affiliated company, TCE. The Company remits the amounts collected to TCE. TCE also provides consulting and warehousing services to the Company. Expenses for these services were approximately $571,500 for the year ended December 31, 1997. At December 31, 1997, the Company owed the affiliate approximately $591,100. The due to affiliate account is settled periodically and is classified as a current liability. There are no terms of settlement or interest expense associated with the account.

  Payable to Related Party

At December 31, 1997, the Company had an amount payable due to a former stockholder of approximately $88,900. Although no formal note exists, the Company effectively pays interest at 9% per annum and pays principal and interest payable monthly. The balance is payable on demand.

6.  COMMITMENTS AND CONTINGENCIES

  Lease Commitments

The Company leases equipment and certain office, plant and warehouse space in New York under non-cancelable operating lease agreements. Certain leases contain escalation clauses and require the Company to pay its share of any increases in operating expenses and real estate taxes. Rent expense was

                           BRAND MANUFACTURING CORP.

approximately $414,000 for the year ended December 31, 1997. At December 31, 1997, future minimum commitments under non-cancelable operating lease arrangements are as follows:

1998........................................................    $  452,033
1999........................................................       434,982
2000........................................................       192,430
2001........................................................         7,261
2002........................................................         4,697
                                                                ----------
                                                                $1,091,403
                                                                ==========

  Employee Contracts

The Company entered into employment contracts with key employees. At December 31, 1997, future minimum annual payments for salaries are approximated as follows:

1998........................................................    $303,333
1999........................................................     146,000
2000........................................................      43,595
                                                                --------
                                                                $492,928
                                                                ========

  Collective Bargaining Agreement

In October 1996, the Company entered into a three year collective bargaining agreement with Local 810, affiliated with the International Brotherhood of Teamsters (the "Union"). All of the Company's non-supervisory plant employees who have met the Union's criteria are considered members of Local 810. The collective bargaining agreement calls for the Company to provide stipulated amounts per employee to the Union's defined benefit pension fund and health and welfare fund (the "Plan"). Expenses related to a previously terminated agreement and the current agreement described above were approximately $429,000 for the year ended December 31, 1997.

Under the Multiemployer Pension Plan Amendment Act of 1980, an employer is liable, upon withdrawal from or termination of a multiemployer plan, for its proportionate share of the plan's unfunded vested benefits liability, if any. As of December 31, 1997, no such liability existed. Currently, the Company has no intent of terminating or withdrawing from the Plan.

  Legal Matters

The Company is a party to various legal actions and administrative proceedings arising in the normal course of business. In the opinion of the Company's management, dispositions of these matters are not anticipated to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

7.  EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF
    INDEPENDENT AUDITORS' REPORT

On May 20, 1998, U.S. Marketing Services, Inc. ("U.S. Marketing") acquired 70% of the outstanding stock of the Company and its affiliate, TCE, for $15.1 million in cash in the first step of a two-step stock purchase.

                           BRAND MANUFACTURING CORP.

On January 7, 1999, U.S. Marketing entered into an agreement and plan of merger (the "Merger") with Source Information Management Company ("Source"), pursuant to which U.S. Marketing and its subsidiaries were merged with and into Source, and became a wholly-owned subsidiary of Source. In connection with the Merger, all of the capital stock of U.S. Marketing was exchanged for 3,400,000 shares of the capital stock of Source. On January 7, 1999, prior to entering into the Merger, the majority stockholder of U.S. Marketing purchased the remaining outstanding minority interest in Brand and TCE, so that U.S. Marketing owned 100% of the stock of Brand and TCE at the closing.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of T.C.E. Corporation

We have audited the accompanying balance sheet of T.C.E. Corporation as of December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.C.E. Corporation at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            /s/ Ernst & Young LLP

Vienna, Virginia
April 17, 1998

                               T.C.E. CORPORATION

                                 BALANCE SHEET

                                                                DECEMBER 31, 1997
                                                                -----------------
ASSETS
Current assets:
  Cash and cash equivalents.................................        $145,940
  Due from affiliate........................................         591,135
  Prepaid expenses and other current assets.................          33,140
                                                                    --------
     Total current assets...................................         770,215
Property and equipment, net.................................          15,671
Other assets................................................           5,541
                                                                    --------
     Total assets...........................................        $791,427
                                                                    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................        $ 91,937
  Income tax payable........................................          26,000
                                                                    --------
     Total current liabilities..............................         117,937
Stockholders' equity:
  Common stock, no par value; 200 shares authorized, 150
     shares issued and outstanding..........................             100
  Retained earnings.........................................         693,390
  Less: treasury stock, at cost; 25 shares..................         (20,000)
                                                                    --------
     Total stockholders' equity.............................         673,490
                                                                    --------
     Total liabilities and stockholders' equity.............        $791,427
                                                                    ========

                            See accompanying notes.

                               T.C.E. CORPORATION

                            STATEMENT OF OPERATIONS

                                                                   YEAR ENDED
                                                                DECEMBER 31, 1997
                                                                -----------------
Net revenues................................................       $2,144,067
Cost of revenues............................................          508,661
                                                                   ----------
Gross profit................................................        1,635,406
Operating expenses:
  Selling, general and administrative expenses..............          699,485
                                                                   ----------
Operating income............................................          935,921
Interest (expense)..........................................               --
                                                                   ----------
Income before income tax provision..........................          935,921
Income tax provision........................................           42,514
                                                                   ----------
Net income..................................................       $  893,407
                                                                   ==========
Unaudited pro forma information:
  Net income before income tax provision....................          935,921
  Pro forma income tax provision............................          361,032
                                                                   ----------
  Pro forma net income (see Note 2).........................       $  574,889
                                                                   ==========

                            See accompanying notes.

                               T.C.E. CORPORATION

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                        COMMON STOCK       TREASURY STOCK                      TOTAL
                                       ---------------   -------------------   RETAINED    STOCKHOLDERS'
                                       SHARES   AMOUNT    SHARES     AMOUNT    EARNINGS       EQUITY
                                       ------   ------   --------   --------   ---------   -------------
Balance at December 31, 1996.........   150      $100      (25)     $(20,000)  $ 560,384     $ 540,484
  Net income.........................    --        --       --            --     893,407       893,407
  Distributions......................    --        --       --            --    (760,401)     (760,401)
                                        ---      ----      ---      --------   ---------     ---------
Balance at December 31, 1997.........   150      $100      (25)     $(20,000)  $ 693,390     $ 673,490
                                        ===      ====      ===      ========   =========     =========

                            See accompanying notes.

                               T.C.E. CORPORATION

                            STATEMENT OF CASH FLOWS


                                                                   YEAR ENDED
                                                                DECEMBER 31, 1997
                                                                -----------------
OPERATING ACTIVITIES
Net income..................................................        $ 893,407
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation..............................................           18,672
  Changes in operating assets and liabilities:
     Due from affiliate.....................................         (302,881)
     Prepaid expenses and other current assets..............          (33,140)
     Accounts payable and accrued expenses..................           87,572
     Income tax payable.....................................           26,000
                                                                    ---------
Net cash provided by operating activities...................          689,630
FINANCING ACTIVITIES
Distributions to stockholders...............................         (760,401)
                                                                    ---------
Net cash used in financing activities.......................         (760,401)
                                                                    ---------
Net decrease in cash and cash equivalents...................          (70,771)
Cash and cash equivalents at beginning of period............          216,711
                                                                    ---------
Cash and cash equivalents at end of period..................          145,940
                                                                    =========
Supplemental disclosures of cash flow information:
Income taxes paid...........................................        $  16,140
                                                                    =========


                            See accompanying notes.

                               T.C.E. CORPORATION

                       NOTES TO THE FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

1.  BUSINESS AND ORGANIZATION

T.C.E. Corporation ("TCE" or the "Company") is a Delaware corporation organized in 1978, under Subchapter S of the Internal Revenue Code (the "Code"), to provide trucking and consulting services, and warehousing space to primarily one customer, Brand Manufacturing Corp. ("Brand"), a company affiliated by common ownership and control.

Brand designs and manufactures custom in-store merchandising units and point-of-purchase displays for a wide range of retail store chains and product manufacturers. For many of its retail store clients, Brand also invoices the retailers' suppliers and coordinates the collection of payments on these invoices.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

The Company generally recognizes trucking revenues as shipments are completed assuming that collection of the receivable is probable and the Company has no significant remaining obligations. Consulting and warehousing revenues are earned and recognized as services are rendered.

  Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

  Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is calculated on a straight-line basis over estimated useful lives of the related assets, which range from three to seven years.

  Impairment of Long-Lived Assets

The Company reviews the recoverability of long-lived assets, whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, in accordance with criteria established by Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets". A loss is recognized for the difference between the carrying amount and the estimated fair value of the asset. The Company made no adjustment to the carrying values of the assets during the year ended December 31, 1997.

  Fair Value of Financial Instruments

The carrying value of the Company's financial instruments, including cash and cash equivalents, receivables from the affiliate, and accounts payable, approximate fair value.

  Concentration of Credit Risk and Other Risks

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from the affiliate. The Company places its cash and

                               T.C.E. CORPORATION

                               DECEMBER 31, 1997

cash equivalents with high credit quality financial institutions and investment grade short-term investments, which limit the amount of credit exposure.

For receivables from the affiliate, the Company does not require collateral, as transactions giving rise to this account only occur with the affiliated company, Brand. TCE has not recorded any reserves with respect to receivables from affiliate as it has historically not experienced any credit losses.

  Income Taxes

Historically, the Company has elected, by the consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code (the "Code"). Under the provisions of the Code, the stockholders include the Company's corporate income in their personal income tax returns. Accordingly, the Company was not subject to corporate income tax during the period for which it was an S Corporation. Certain states, in which the Company does business, do not accept certain provisions under Subchapter S of the Code, and as a result, income taxes in these states are a direct responsibility of the Company.

The unaudited pro forma income tax information included in the statement of operations is presented in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as if the Company had been subject to federal and certain state income taxes for the year ended December 31, 1997.

  Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  DUE FROM AFFILIATE

The Company provides trucking services to customers of Brand, an affiliated company. Brand collects the trucking service fees from its customers and remits the amounts to the Company. Additionally, the Company provides consulting and warehousing services to Brand, for which the Company recorded revenues of approximately $571,500 during the year ended December 31, 1997.

4.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                DECEMBER 31, 1997
                                                                -----------------
Trucks......................................................        $ 207,824
Furniture and equipment.....................................            4,527
                                                                    ---------
                                                                      212,351
Less accumulated depreciation...............................         (196,680)
                                                                    ---------
                                                                    $  15,671
                                                                    =========

                               T.C.E. CORPORATION

                               DECEMBER 31, 1997

5.  COMMITMENTS

The Company rents certain warehouse space in New Jersey under a month-to-month arrangement. Rent expense was approximately $245,000 for the year ended December 31, 1997.

6.  EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT
    AUDITORS' REPORT

On May 20, 1998, U.S. Marketing Services, Inc. ("U.S. Marketing") acquired 70% of the outstanding stock of the Company and its affiliate, Brand, for $15.1 million in cash in the first step of a two-step stock purchase.

On January 7, 1999, U.S. Marketing entered into an agreement and plan of merger (the "Merger") with Source Information Management Company ("Source"), pursuant to which U.S. Marketing and its subsidiaries were merged with and into Source, and became a wholly-owned subsidiary of Source. In connection with the Merger, all of the capital stock of U.S. Marketing was exchanged for 3,400,000 shares of capital stock of Source. On January 7, 1999, prior to entering into the Merger, the majority stockholder of U.S. Marketing purchased the remaining outstanding minority interest in Brand and TCE, so that U.S. Marketing owned 100% of the stock of Brand and TCE at the closing.

                 REPORT OF ALTSCHULER, MELVOIN AND GLASSER LLP,


                              INDEPENDENT AUDITORS



TO THE STOCKHOLDERS AND DIRECTOR


MYCO, INC. AND RY, INC.


ROCKFORD, ILLINOIS



We have audited the accompanying combined balance sheets of Myco, Inc. and Ry, Inc. as of December 31, 1998 and 1997, and the related combined statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Myco, Inc. and Ry, Inc. as of December 31, 1998 and 1997, and the combined results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Altschuler, Melvoin & Glasser LLP



Rolling Meadows, Illinois


May 3, 1999

                                   MYCO, INC.



                                    RY, INC.



                            COMBINED BALANCE SHEETS


                           DECEMBER 31, 1997 AND 1998



                                                                   1997           1998
                                                                -----------    -----------
ASSETS
Current Assets:
  Cash and cash equivalents.................................    $   317,062    $    76,626
  Accounts receivable-trade.................................      3,616,318      4,348,527
  Allowance for doubtful accounts...........................        (79,250)      (127,946)
  Due from stockholder......................................        177,881         64,910
  Accounts receivable-employees.............................          2,493          3,882
  Inventory.................................................      2,111,273      1,338,130
  Prepaid expenses..........................................        108,647        103,637
  Refundable state replacement tax..........................          1,513         19,519
                                                                -----------    -----------
     Total current assets...................................      6,255,937      5,827,285
                                                                -----------    -----------
Property and equipment, net of accumulated depreciation.....      6,538,305      6,666,152
                                                                -----------    -----------
Property held for resale....................................        151,002
                                                                -----------    -----------
Other Assets:
  Deposits..................................................            200            200
  Unamortized financing costs...............................        132,155        128,025
                                                                -----------    -----------
     Total other assets.....................................        132,355        128,225
                                                                -----------    -----------
     Total assets...........................................    $13,077,599    $12,621,662
                                                                ===========    ===========



        The accompanying notes are an integral part of these statements

                                   MYCO, INC.



                                    RY, INC.



                            COMBINED BALANCE SHEETS


                           DECEMBER 31, 1997 AND 1998



                                                                   1997           1998
                                                                -----------    -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.........................    $   545,887    $ 4,228,872
  Current portion-capital lease obligation..................                        13,000
  Note payable line of credit...............................      1,950,000      1,850,000
  Accounts payable-trade....................................      1,535,534      1,923,979
  Dividends payable.........................................                     1,500,000
  Accrued real estate tax...................................        122,654        159,072
  Accrued payroll, bonuses and related fringe benefits......        375,734      1,175,169
                                                                -----------    -----------
     Total current liabilities..............................      4,529,809     10,850,092
Long-term debt, net of current portion......................      4,167,391         15,573
Capital lease obligation, net of current portion............                        50,723
                                                                -----------    -----------
     Total liabilities......................................      8,697,200     10,916,388
Commitments and contingencies
Stockholders' Equity:
  Common stock..............................................          1,133          1,133
  Additional paid-in capital................................        283,087        283,087
  Retained earnings.........................................      4,096,179      1,421,054
                                                                -----------    -----------
     Total stockholders' equity.............................      4,380,399      1,705,274
                                                                -----------    -----------
     Total liabilities and stockholders' equity.............    $13,077,599    $12,621,662
                                                                ===========    ===========



        The accompanying notes are an integral part of these statements

                                   MYCO, INC.



                                    RY, INC.



                       COMBINED STATEMENTS OF OPERATIONS


                     YEARS ENDED DECEMBER 31, 1997 AND 1998



                                                                   1997           1998
                                                                -----------    -----------
Net sales...................................................    $13,604,150    $20,348,596
Cost of goods sold..........................................      9,172,193     14,759,197
                                                                -----------    -----------
     Gross profit...........................................      4,431,957      5,589,399
                                                                -----------    -----------
Operating Expenses:
  Product development.......................................        469,901        423,845
  Selling...................................................      1,328,028      1,572,981
  Administrative............................................      2,927,899      4,242,456
                                                                -----------    -----------
     Total operating expenses...............................      4,725,828      6,239,282
                                                                -----------    -----------
     Loss from operations...................................       (293,871)      (649,883)
                                                                -----------    -----------
Other income or (expense):
  Miscellaneous income (expense)............................         18,795        (59,942)
  Interest expense..........................................       (292,209)      (348,913)
  Interest income...........................................         41,405          9,975
  Loss on sale of equipment.................................         (4,890)       (36,945)
                                                                -----------    -----------
     Total other expense....................................       (236,899)      (435,825)
                                                                -----------    -----------
     Loss before income taxes...............................       (530,770)    (1,085,708)
                                                                -----------    -----------
Provision for income taxes:
  State income tax (benefit)................................         (6,962)       (15,338)
                                                                -----------    -----------
     Net loss...............................................    $  (523,808)   $(1,070,370)
                                                                ===========    ===========



        The accompanying notes are an integral part of these statements

                                   MYCO, INC.



                                    RY, INC.



             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                     YEARS ENDED DECEMBER 31, 1997 AND 1998



                                               COMMON STOCK       ADDT'L
                                             ----------------    PAID-IN      RETAINED
                                             SHARES    AMOUNT    CAPITAL      EARNINGS         TOTAL
                                             ------    ------    --------    -----------    -----------
Balance at December 31, 1996,
  as previously reported.................    1,133     $1,133    $283,087    $ 4,883,676    $ 5,167,896
  Prior period adjustment................                                       (147,173)      (147,173)
                                             -----     ------    --------    -----------    -----------
Balance at December 31, 1996, as
  restated...............................    1,133      1,133     283,087      4,736,503      5,020,723
  Net loss for the year..................                                       (523,808)      (523,808)
  Dividends..............................                                       (116,516)      (116,516)
                                             -----     ------    --------    -----------    -----------
Balance at December 31, 1997.............    1,133      1,133     283,087      4,096,179      4,380,399
                                             -----     ------    --------    -----------    -----------
  Net loss for the year..................                                     (1,070,370)    (1,070,370)
  Dividends..............................                                     (1,604,755)    (1,604,755)
                                             -----     ------    --------    -----------    -----------
Balance at December 31, 1998.............    1,133     $1,133    $283,087    $ 1,421,054    $ 1,705,274
                                             =====     ======    ========    ===========    ===========



        The accompanying notes are an integral part of these statements

                                   MYCO, INC.



                                    RY, INC.



                       COMBINED STATEMENTS OF CASH FLOWS


                     YEARS ENDED DECEMBER 31, 1997 AND 1998



                                                                   1997           1998
                                                                -----------    -----------
Cash flows from operating activities:
  Net loss..................................................    $  (523,808)   $(1,070,370)
                                                                -----------    -----------
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................        494,555        554,828
     Loss on sale of equipment..............................          4,890         36,945
     (Increase) decrease in accounts receivable.............        430,850       (683,513)
     (Increase) decrease in due from stockholder............       (177,500)       112,971
     (Increase) in accounts receivable -- employees.........                        (1,389)
     (Increase) decrease in inventory.......................     (1,363,043)       796,420
     (Increase) decrease in prepaid expenses................         11,897        (18,267)
     (Increase) in refundable state replacement tax.........                       (18,006)
     Increase in accounts payable and accrued expenses......        951,682      1,237,024
                                                                -----------    -----------
  Total adjustments.........................................        353,331      2,017,013
                                                                -----------    -----------
       Net cash (used) provided by operating activities.....       (170,477)       946,643
                                                                -----------    -----------
Cash flows from investing activities:
  Purchase of property and equipment........................     (1,748,602)      (634,073)
  Proceeds from sale of equipment...........................         20,800        130,277
  Proceeds from sale of investments.........................      1,132,087
                                                                -----------    -----------
       Net cash used by investing activities................       (595,715)      (503,796)
                                                                -----------    -----------
Cash flows from financing activities:
  Proceeds (repayment) of line of credit, net...............      1,675,000       (100,000)
  Repayment of long-term debt...............................       (477,160)      (468,833)
  Repayment of capital lease obligation.....................                        (9,696)
  Cash dividends paid.......................................       (586,742)      (104,754)
  Proceeds from long-term debt..............................        200,000
                                                                -----------    -----------
       Net cash provided (used) by financing activities.....        811,098       (683,283)
                                                                -----------    -----------



        The accompanying notes are an integral part of these statements

                                   MYCO, INC.



                                    RY, INC.



                       COMBINED STATEMENTS OF CASH FLOWS


                     YEARS ENDED DECEMBER 31, 1997 AND 1998



                                                                  1997         1998
                                                                --------    ----------
Net increase (decrease) in cash and cash equivalents........      44,906      (240,436)
Cash and cash equivalents at beginning of year..............     272,156       317,062
                                                                --------    ----------
Cash and cash equivalents at end of year....................    $317,062    $   76,626
                                                                ========    ==========
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest....................    $292,209    $  348,913
                                                                ========    ==========
Supplemental disclosure of non-cash financing activities:
  Capital lease obligation for purchase of equipment (Note
     7).....................................................                $   73,419
                                                                            ==========
  Dividends payable.........................................                $1,500,000
                                                                            ==========



        The accompanying notes are an integral part of these statements

                                   MYCO, INC.



                                    RY, INC.



                     NOTES TO COMBINED FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1998



NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



  Nature of Business



Myco, Inc. (the "Company") designs, manufactures and sells wire racks for retail displays used by customers in the publishing, gum and candy, and distribution industries. The Company's products are sold throughout the United States. RY, Inc. leases operating facilities to Myco, Inc.



Myco, Inc. is owned by an individual stockholder and related family trust. RY, Inc. is 100% owned by the same individual stockholder.



  Principles of Combination



The combined financial statements include Myco, Inc. and RY, Inc. All significant intercompany transactions and balances have been eliminated in the combined financial statements.



Prior to 1998 Myco, Inc. and RY, Inc. presented separate financial statements for financial reporting purposes. The accompanying 1997 and 1998 combined financial statements are presented to clearly present the results of the companies' combined operations and financial position.



The following is a reconciliation of the net operating results that Myco, Inc. and RY, Inc. reported in 1997 and would have reported in 1998 on a separate basis to the amounts reported in the combined financial statements.



                                                                   1997           1998
                                                                -----------    -----------
Net income (loss)
  Myco, Inc. ...............................................    $  (473,035)   $(1,499,707)
  RY, Inc. .................................................        276,004        429,337
                                                                -----------    -----------
                                                                   (197,031)    (1,070,370)
  Prior period adjustments..................................       (326,777)
                                                                -----------    -----------
Combined loss...............................................    $  (523,808)   $(1,070,370)
                                                                ===========    ===========



  Inventory



Inventories are valued at the lower of cost or market, under the first-in, first-out (FIFO) method.



  Property and Equipment



Property and equipment is stated at cost. Depreciation is computed using accelerated and straight line methods over the useful lives of the assets for financial reporting purposes.

                                   MYCO, INC.



                                    RY, INC.



              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED


                           DECEMBER 31, 1997 AND 1998



The estimated useful lives of the assets are as follows:



                                                                USEFUL LIFE
                                                                -----------
Vehicles....................................................       5 years
Office equipment............................................     5-7 years
Electronic equipment........................................     5-7 years
Machinery and equipment.....................................     3-7 years
Furniture and fixtures......................................     5-7 years
Buildings and improvements..................................      39 years



  Unamortized Financing Costs



Unamortized financing costs are amortized on the interest method basis over the term of the note.



  Sales Recognition



The Company generally records sales at the time display racks are completed and shipped to its customers.



Custom retail orders are usually manufactured, shipped and billed over periods ranging from one to four months based on approved customer purchase orders.



The Company also enters into contracts with certain customers for the manufacture of custom made racks that are warehoused in a designated area of its premises at the customer's request. Delivery schedules are provided by the customer. The purchase agreement provides for billings at the time the goods are completed and placed in storage. Payment is made in the ordinary course of business on the Company's normal sales terms. In its custodial capacity, the Company then ships the display racks over an extended time period as the customer designates.



  Estimates



The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Income Taxes



Effective January 1, 1987, Myco, Inc. elected by consent of its shareholder to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal income taxes on their respective shares of the Company's taxable income. In addition, effective upon inception, RY, Inc. elected by consent of its shareholder to be taxed under the provisions of subchapter S of the Internal Revenue Code.

                                   MYCO, INC.



                                    RY, INC.



              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED


                           DECEMBER 31, 1997 AND 1998



  Cash and Cash Equivalents



Cash and cash equivalents include cash on hand and in banks. The Company also considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.



  Estimation of Fair Values



The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:



Short-term financial instruments are valued at their carrying amounts included in the balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, receivables, and certain other liabilities.



Because the interest rates on the majority of the Company's debt instruments fluctuate with changes in the market rate of interest, the carrying value of the debt instruments are considered equivalent with their fair value.



NOTE 2 -- CONCENTRATIONS OF CREDIT RISK:



The Companies maintain their cash in bank deposit accounts that, at times, may exceed federally insured limits. The Companies have not experienced any losses in such accounts. Management believes that the Companies are not exposed to any significant credit risk on cash and cash equivalents.



The Company performs ongoing credit evaluations of its customers and generally requires no collateral. Management does not believe any significant credit risk exists at December 31, 1997 and 1998 on their accounts receivable.



NOTE 3 -- INVENTORY:



Inventory at December 31, 1997 and 1998 consists of the following:



                                                             1997          1998
                                                          ----------    ----------
Raw materials.........................................    $  515,470    $  413,789
Work in process.......................................       908,587       191,238
Finished goods........................................       687,216       733,103
                                                          ----------    ----------
                                                          $2,111,273    $1,338,130
                                                          ==========    ==========

                                   MYCO, INC.



                                    RY, INC.



              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED


                           DECEMBER 31, 1997 AND 1998



NOTE 4 -- PROPERTY AND EQUIPMENT:



At December 31, 1997 and 1998 property and equipment are summarized by major classification as follows:



                                                           1997           1998
                                                        -----------    -----------
Vehicles............................................    $   184,990    $   131,813
Office equipment....................................        316,471        317,550
Electronic equipment................................        435,246        521,588
Machinery and equipment.............................      2,183,175      2,432,903
Furniture and fixtures..............................         82,000         87,256
Building and improvements...........................      5,568,349      5,895,754
Land................................................        330,467        330,467
                                                        -----------    -----------
                                                          9,100,698      9,717,331
Less-accumulated depreciation.......................     (2,562,393)    (3,051,179)
                                                        -----------    -----------
                                                        $ 6,538,305    $ 6,666,152
                                                        ===========    ===========



Depreciation expense for the years ended December 31, 1997 and 1998 was $487,910 and $550,698, respectively.



NOTE 5 -- PROPERTY HELD FOR RESALE:



Property held for resale at December 31, 1997 consists of a robotic welder purchased for the Company's manufacturing process that was sold in 1998.



NOTE 6 -- BANK NOTE PAYABLE -- LINE OF CREDIT:



On July 1, 1998, the Company executed a ninth amended and restated revolving credit note in the amount of $2,250,000 expiring June 30, 1999, secured by substantially all assets of the Company and a personal guarantee by the individual stockholder. Interest is payable at 1/4% below the bank's prime lending rate. Aggregate draws on this line of credit are limited to 80% of eligible accounts receivable plus 35% of eligible inventory less $775,000. Borrowing under the line at December 31, 1997 and 1998 amounted to $1,950,000 and $1,850,000, respectively.



In accordance with the guarantee and the line of credit agreements, the Company is subject to restrictive covenants, the significant items being minimum net worth, restrictions as to dividend payouts, and certain financial ratios. At December 31, 1998, the Company is in violation of certain covenants, and has not received a waiver from the bank regarding these covenants.



The weighted average interest rate on this borrowing was 6.6% in 1997 and 8.6% in 1998.

                                   MYCO, INC.



                                    RY, INC.



              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED


                           DECEMBER 31, 1997 AND 1998



NOTE 7 -- LONG-TERM DEBT:



Long-term debt at December 31, 1997 and 1998 consists of the following:



                                                                   1997          1998
                                                                ----------    -----------
NOTES PAYABLE - FORMER STOCKHOLDERS
Collateralized by a security interest in 367.5 shares of
Myco, Inc. common stock repurchased by the Company Payable
in aggregate monthly installments of $7,904 including
principal and interest at a rate of 12% per annum until
March 1, 2000...............................................    $  180,168    $   102,778
BANK NOTE PAYABLE -- EQUIPMENT
Collateralized by a security interest in the equipment
purchased with the note proceeds. Payable in monthly
principal installments of $4,167 plus accrued interest at a
rate of 4% per annum until October 1, 2001..................       191,667        141,667
NOTE PAYABLE -- BANK
Collateralized by an interest in the property. Payable in
monthly principal and interest installments of $11,867 at a
rate of 7.15% per annum. This note was repaid in 1998.......       341,443
INDUSTRIAL REVENUE BONDS....................................     4,000,000      4,000,000
  - See below
    Less-current portion....................................      (545,887)    (4,228,872)
                                                                ----------    -----------
                                                                $4,167,391    $    15,573
                                                                ==========    ===========



On January 30, 1995, the City of Rockford issued $4,000,000 of its Industrial Project Revenue Bonds, Series 1995, and the proceeds were deposited with the Amalgamated Bank of Chicago, as trustee. The Company's bank has issued an irrevocable direct pay letter of credit for $4,100,000 to the Company. The bonds are secured by the trustee's indenture and the $4,100,000 letter of credit. The letter of credit is collateralized by substantially all of the assets of Myco, Inc. and RY, Inc. The proceeds were used by the Company to fund capital expenditures. The bonds bear interest at a variable weekly rate (approximately 80% of the U.S. Treasury rate) not to exceed 15% per annum. The bonds mature on January 1, 2030. The letter of credit matures on June 30, 2000.



Fees related to the letter of credit are 1.00% per annum of the outstanding bond principal plus accrued interest. Letter of credit fees for 1997 and 1998 amounted to $41,306 and $66,617, respectively.



On January 1, 1995, the Company entered into a reimbursement agreement with the bank in conjunction with the bond issuance. The agreement, enforceable pursuant to the terms of the loan agreement and Indenture of Trust, requires the Company, unless waived in writing by the bank, to redeem $300,000 of bond principal annually. At December 31, 1998, the Company is not in compliance with the covenants discussed in Note 6 and has not received a waiver from the bank. As a result, these bonds have been classified as current liabilities.

                                   MYCO, INC.



                                    RY, INC.



              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED


                           DECEMBER 31, 1997 AND 1998



NOTE 8 -- COMMITMENTS AND CONTINGENCIES:



The Company rented warehouse space under operating lease agreements that expired May 31, 1998 and August 25, 1998, with monthly rentals of $18,749 and $11,016, respectively. Rental expense charged to operations for the years ended December 31, 1997 and 1998 was $291,235 and $277,061, respectively.



The Company rents equipment under an operating lease agreement expiring November 30, 2001, with a monthly rental of $2,072. Rental expense charged to operations for the years ended December 31, 1997 and 1998 was $24,864 and $24,864, respectively.



The Company rents phone equipment under a capital lease expiring March, 2003, with a monthly rental of $1,507.



Following is a schedule of future minimum payments required under the aforementioned leases as of December 31, 1998.



                                                                CAPITAL     OPERATING
                  YEAR ENDING DECEMBER 31,                       LEASE        LEASE
                  ------------------------                      --------    ---------
1999........................................................    $ 18,084     $24,864
2000........................................................      18,084      24,864
2001........................................................      18,084      22,792
2002........................................................      18,084
2003........................................................       3,014
                                                                --------     -------
Total minimum lease payments                                      75,350     $72,520
                                                                             =======
Less amount representing interest                                (11,627)
                                                                --------
Present value of minimum lease payments                           63,723
                                                                --------
Less: current portion                                            (13,000)
                                                                --------
                                                                $ 50,723
                                                                ========



Capital lease amortization expense is included in depreciation expense.



In 1995, the Company entered into an agreement with The Source Information Management Company ("Source"), that is renewable annually for one year terms. Either party can terminate the agreement without cause. The Source acts as a consultant for retail chains on rack design, placement and slotting fees. The Source provides the Company with new retail programs and acts as a liaison between the Company and its customers.



Included in administrative expenses in the accompanying 1997 and 1998 statements of operations are consulting fees of $547,000 and $609,611 incurred under this agreement.

                                   MYCO, INC.



                                    RY, INC.



              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED


                           DECEMBER 31, 1997 AND 1998



NOTE 9 -- COMMON STOCK:



Common stock at December 31, 1997 and 1998 consists of the following:



                                                              SHARES ISSUED
                                                                   AND
                                                               OUTSTANDING     AMOUNT
                                                              -------------    ------
Myco, Inc.
  Authorized 10,000 shares, no par value..................          133        $  133
Ry, Inc.
  Authorized 10,000 shares, no par value..................        1,000         1,000
                                                                               ------
                                                                               $1,133
                                                                               ======



NOTE 10 -- MAJOR SUPPLIERS:



The Company purchased more than 10% of its paneling and wire from two suppliers. Purchases from these two suppliers for 1997 and 1998 totalled $1,610,000 and $1,971,063, respectively.



NOTE 11 -- MAJOR CUSTOMER:



During 1997 and 1998, the Company derived approximately 22% and 45% of its total revenue from a single national retailer.



NOTE 12 -- 401(k) PLAN:



The Company has a 401(k) saving and investment plan covering all eligible employees. The Company matches the first 3% of gross pay contributed by employees. Profit sharing contributions are at the discretion of the Board of Directors. There were no discretionary contributions made in 1997 or 1998. Matching contributions for the years ended December 31, 1997 and 1998 were $61,307 and $71,431, respectively.



NOTE 13 -- SELF INSURANCE:



The Company is self insured for a portion of its health insurance claims. An insurance policy limits the specific claims the Company may potentially pay to $15,000 per individual per occurrence. The total claims paid are further limited based on the number of employees times monthly aggregate factors. The annual aggregate limit covered by the insurance policy is one million dollars. A provision has been made for incurred claims not reported amounting to $94,869 and $93,824 as of December 31, 1997 and 1998, respectively, based upon a review by the Company of subsequent claim payments.

                                   MYCO, INC.

                                    RY, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED
                           DECEMBER 31, 1997 AND 1998


NOTE 14 -- PRIOR PERIOD ADJUSTMENTS:



The accompanying financial statements for 1997 have been restated. The effect of the restatement was to decrease net income for 1997 by $326,777. Retained earnings at the beginning of 1997 have been adjusted for the effects of this restatement on prior years. The following is a summary of these changes:



                                                                RETAINED EARNINGS       NET INCOME
                                                                 JANUARY 1, 1997     DECEMBER 31, 1997
                                                                -----------------    -----------------
Revenue recognition.........................................        $ 27,438             $ (71,963)
Capitalization of property and equipment....................         103,966                19,498
Operating expenses..........................................          15,769              (274,312)
                                                                    --------             ---------
  Total.....................................................        $147,173             $(326,777)
                                                                    ========             =========



NOTE 15 -- SUBSEQUENT EVENT:



On February 26, 1999, the owners of Source and Myco, Inc. and RY, Inc. signed an asset purchase agreement. The agreement provides for the sale of all the assets of Myco, Inc. and RY, Inc. in exchange for cash and assumption of certain liabilities as described in the asset purchase agreement.



NOTE 16 -- IMPACT OF THE YEAR 2000 ISSUE (UNAUDITED):



The Company is currently working to resolve the potential impact of the Year 2000 on the processing of date-sensitive information by the Company's computerized information systems. The Year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. Costs of addressing potential problems are not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. The Company has no information that indicates that any significant vendors may be unable to sell to them because of Year 2000 compliance problems, any significant customers may be unable to purchase from them because of Year 2000 compliance problems or any significant service providers may be unable to provide services to them because of Year 2000 compliance problems. However, if the Company or its vendors, customers or service providers are unable to resolve such processing issues in a timely manner, it could result in a material financial risk. Accordingly, the Company plans to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION



On February 26, 1999, the Source Information Management Company, Inc. (Source) acquired substantially all the assets and assumed certain liabilities of MYCO, Inc. (MYCO) and RY, Inc. (RY) for $12,000,000 and 134,615 shares of common stock with a market value of $875,000 (based on the closing price quoted on NASDAQ on November 18, 1998). The acquisition has been accounted for under the purchase method of accounting.



The Pro Forma Condensed Combined Financial information (i) gives effect to the transaction, (ii) gives effect, in the Combined Statement of Operations for the year ended January 31, 1999, to the acquisition, in January 1999, of all the outstanding stock of U.S. Marketing Services, Inc. (US Marketing), the holding company of Brand Manufacturing Corporation (Brand) and T.C.E. Corporation (TCE) for stock with a market value of $26,282,000 (The market value was calculated using a price per share of $7.73 which was approximately the average value based on the closing prices quoted on NASDAQ over a few days before and after the acquisition agreement was reached.), and (iii) includes the adjustments described in the notes hereto.



On May 20, 1998, US Marketing acquired 70% of the voting shares of Brand and TCE in a business combination accounted for as a purchase.



The Pro Forma Condensed Combined Balance Sheet was prepared as if the above transaction occurred on January 31, 1999, combining the balance sheets of Source at January 31, 1999 with that of MYCO and RY at December 31, 1998.



The Pro Forma Condensed Combined Statement of Operations give effect to the above transaction as if it had occurred at the beginning of the earliest period presented.



The following periods are presented:



                                                                 YEAR ENDED JANUARY 31, 1999
                                                                 ---------------------------
Source.............................................    February 1, 1998 through January 31, 1999
Combined US Marketing, Brand and TCE...............    February 1, 1998 through January 6, 1999 (period
                                                       prior to acquisition by Source)
Combined MYCO and RY...............................    January 1, 1998 through December 31, 1998



The combined results of US Marketing, Brand and TCE include the results of Brand and TCE for the period prior to acquisition by US Marketing.



The Pro Forma Condensed Combined Financial Information is unaudited and not necessarily indicative of the consolidated results which actually would have occurred if the above transaction would have been consummated at the beginning of the periods presented, nor does it purport to present the future financial position and results of operations for future periods. The Pro Forma Condensed Consolidated Financial Information gives effect to the acquisition and is based upon estimated allocations of the purchase price and includes all adjustments described in the notes thereto.

                       UNAUDITED PRO FORMA BALANCE SHEET



                             AS OF JANUARY 31, 1999


                             (DOLLARS IN THOUSANDS)



                                                 HISTORICAL     COMBINED       PRO FORMA
                                                   SOURCE      MYCO AND RY    ADJUSTMENTS         PRO FORMA
                                                 ----------    -----------    -----------         ---------
ASSETS
CURRENT
  Cash.......................................     $   753        $    77        $  (753)(1)        $    77
  Trade receivables, net of allowance........      32,593          4,221           (447)(8)         36,367
  Income taxes receivable....................         263             19             --                282
  Inventory..................................       1,396          1,338            125(2)           2,859
  Other current assets.......................         263            172             --                435
                                                  -------        -------        -------            -------
TOTAL CURRENT ASSETS.........................      35,268          5,827         (1,075)            40,020
                                                  -------        -------        -------            -------
PROPERTY, PLANT AND EQUIPMENT, NET...........       3,334          6,666           (150)(2)          9,850
                                                  -------        -------        -------            -------
OTHER ASSETS
  Goodwill, net of accumulated
     amortization............................      29,608             --          9,178(2)          38,786
  Deferred tax asset.........................           7             --             --                  7
  Other......................................         790            128             --                918
                                                  -------        -------        -------            -------
TOTAL OTHER ASSETS...........................      30,405            128          9,178             39,711
                                                  -------        -------        -------            -------
                                                  $69,007        $12,621        $ 7,953            $89,581
                                                  =======        =======        =======            =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
  Checks issued against future deposits......     $ 2,877        $    --        $    --            $ 2,877
  Notes payable..............................          --          1,850         11,547(4)          13,397
  Accounts payable and accrued expenses......       3,728          3,258         (1,264)(3)(8)       5,722
  Deferred revenue...........................       3,129             --             --              3,129
  Due to retailers...........................       2,737             --             --              2,737
  Deferred income taxes......................         718             --             --                718
  Dividends payable..........................          --          1,500         (1,500)(3)             --
  Current maturities of long-term debt.......          66          4,242             --              4,308
                                                  -------        -------        -------            -------
TOTAL CURRENT LIABILITIES....................      13,255         10,850          8,783             32,888
LONG-TERM DEBT, LESS CURRENT MATURITIES......       3,442             66             --              3,508
                                                  -------        -------        -------            -------
TOTAL LIABILITIES............................      16,697         10,916          8,783             36,396
                                                  -------        -------        -------            -------
STOCKHOLDERS' EQUITY
  Contributed capital:
     Common stock............................         117              1             --(5)             118
     Preferred stock.........................          15             --             --                 15
     Additional paid-in capital..............      46,452            283            591(6)          47,326
                                                  -------        -------        -------            -------
  Total contributed capital..................      46,584            284            591             47,459
  Retained earnings..........................       5,767          1,421         (1,421)(7)          5,767
                                                  -------        -------        -------            -------
  Total contributed capital and retained
     earnings................................      52,351          1,705           (830)            53,226
  Less Treasury Stock........................         (41)            --             --                (41)
                                                  -------        -------        -------            -------
TOTAL STOCKHOLDERS' EQUITY...................      52,310          1,705           (830)            53,185
                                                  -------        -------        -------            -------
                                                  $69,007        $12,621        $ 7,953            $89,581
                                                  =======        =======        =======            =======

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET



                             (DOLLARS IN THOUSANDS)



(1) To record decrease in cash to finance acquisition of
    MYCO and RY.............................................    $    753
(2) To reflect the acquisition of MYCO and RY and the
    allocation of purchase price on the basis of the fair
    values of the assets acquired and liabilities assumed.
    The components of the purchase price and its allocation
    are as follows:
      Cash paid, including direct costs of $300.............    $ 12,300
      Market value of Source common stock issued (based on
       the closing price quoted on NASDAQ on November 18,
       1998)................................................         875
      Allocation of purchase price:
        Stockholders' equity of MYCO and RY
         ($1,705+$817+$1,500)...............................      (4,022)
        Increase in inventory to fair value.................        (125)
        Decrease in property, plant and equipment to fair
         value..............................................         150
                                                                --------
      Cost in excess of net assets acquired.................    $  9,178
                                                                ========
(3) To eliminate liabilities not assumed by Source:
     (i)   Bonuses payable..................................    $   (817)
     (ii)  Dividends payable................................      (1,500)
                                                                --------
                                                                $ (2,317)
(4) To record increase in short-term debt to finance
    acquisition of MYCO and RY..............................    $ 11,547
                                                                --------
(5) To reflect:
     (i)   the par value of Source common stock issued......    $      1
     (ii)  the elimination of historical equity balance of
           MYCO and RY......................................          (1)
                                                                --------
                                                                $     --
                                                                ========
(6) To reflect:
     (i)   the excess of the market value over the par value
           of the Source common stock issued................    $    874
     (iv)  the elimination of the historical equity balance
           of MYCO and RY....................................       (283)
                                                                --------
                                                                $    591
                                                                ========
(7) To reflect the elimination of historical equity balances
    of MYCO and RY..........................................    $ (1,421)
                                                                ========
(8) To eliminate intercompany receivables and payables......    $    447
                                                                ========

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS



                          YEAR ENDED JANUARY 31, 1999


                             (DOLLARS IN THOUSANDS)



                                    HISTORICAL    US MARKETING,     COMBINED       PRO FORMA
                                      SOURCE      BRAND AND TCE    MYCO AND RY    ADJUSTMENTS         PRO FORMA
                                    ----------    -------------    -----------    -----------         ---------
NET REVENUES....................     $21,100         $11,901         $20,349        $ (610)(6)         $52,740
COST OF REVENUES................      11,268           6,889          14,759            --              32,916
                                     -------         -------         -------        ------             -------
GROSS PROFIT....................       9,832           5,012           5,590            --              19,824
SELLING, GENERAL AND
  ADMINISTRATIVE
  EXPENSE.......................       2,949           6,567           6,239        (1,445)(1)(6)       14,310
                                     -------         -------         -------        ------             -------
OPERATING INCOME (LOSS).........       6,883          (1,555)           (649)          835               5,514
                                     -------         -------         -------        ------             -------
OTHER INCOME (EXPENSE)
  Interest income...............          29              64              10            --                 103
  Interest expense..............        (331)           (917)           (349)          (81)(2)          (1,678)
  Other.........................         (47)            (22)            (97)          430(3)              264
                                     -------         -------         -------        ------             -------
TOTAL OTHER INCOME (EXPENSE)....        (349)           (875)           (436)          349              (1,311)
                                     -------         -------         -------        ------             -------
MINORITY INTEREST...............          --            (421)             --           421(4)               --
                                     -------         -------         -------        ------             -------
INCOME (LOSS) BEFORE INCOME
  TAXES.........................       6,534          (2,851)         (1,085)        1,605               4,203
INCOME TAX EXPENSE (BENEFIT)....       2,667             189             (15)       (1,034)(5)           1,807
                                     -------         -------         -------        ------             -------
NET INCOME (LOSS)...............     $ 3,867         $(3,040)        $(1,070)       $2,639             $ 2,396
                                     -------         -------         -------        ------             -------
EARNINGS PER SHARE
  Basic.........................     $  0.42                                                           $  0.19
  Diluted.......................     $  0.40                                                           $  0.18
                                     -------                                                           -------
WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING
  Basic.........................       9,132                                         3,409(7)           12,541
  Diluted.......................       9,776                                         3,311(7)           13,087
                                     =======                                        ======             =======

             NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS



                             (DOLLARS IN THOUSANDS)



The Pro Forma Combined Statements of Operations reflect the adjustments for the Acquisitions as of February 1, 1998.



                                                                US MARKETING,     MYCO
                                                                BRAND AND TCE    AND RY      TOTAL
                                                                -------------    -------    -------
(1) To reflect:
     (i)   portion of compensation expense for executive
           officers on the basis of pre- and post
           acquisition arrangements as if they were
           effective February 1, 1998.......................        $(663)       $(1,439)   $(2,102)
     (ii)  amortization of goodwill arising from the
           acquisitions, for the period prior to the
           acquisitions (estimated life 20 years)...........          712            555      1,267
                                                                    -----        -------    -------
                                                                    $  49        $  (884)   $  (835)
                                                                    =====        =======    =======
(2) To reflect:
     (i)   elimination of interest expense related to US
           Marketing for the period prior to acquisition....        $ 913        $    --    $   913
     (ii)  additional interest expense at 8.5% related to
           financing acquisition of MYCO and RY.............        $  --           (994)      (994)
                                                                    -----        -------    -------
                                                                    $ 913        $  (994)   $   (81)
                                                                    =====        =======    =======
(3) To reflect the elimination of the amortization of the
    deferred loan costs.....................................        $ 430        $    --    $   430
(4) To reflect the elimination of minority interests........        $ 421        $    --    $   421
(5) To adjust tax expense...................................        $(630)       $  (404)   $(1,034)
(6) To eliminate intercompany revenue and expense...........           --            610        610
(7) To reflect issuance of common stock:
     Basic..................................................        3,274            135      3,409
     Diluted................................................        3,176            135      3,311
                                                                    =====        =======    =======

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[LOGO]
               THE SOURCE INFORMATION MANAGEMENT COMPANY

                             THE SOURCE INFORMATION
                               MANAGEMENT COMPANY

                                4,000,000 SHARES

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------


                                           , 1999

                               CIBC WORLD MARKETS
                           ING BARING FURMAN SELZ LLC
                          DONALD & CO. SECURITIES INC.

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


    SEC Registration Fee........................................  $ 15,665
                                                                  --------
    National Association of Securities Dealers, Inc. Fee........     6,135
                                                                  --------
    Nasdaq National Market Listing Fee..........................    17,500
                                                                  --------
    Printing Expenses...........................................   150,000
    Legal Fees and Expenses.....................................   175,000
    Auditors' Fees and Expenses.................................    75,000
    Transfer Agent and Registrar Fees...........................     2,000
    Miscellaneous Expenses......................................    58,700
                                                                  --------
    Total.......................................................  $500,000
                                                                  ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


Section 351.355 of the Missouri General and Business Corporation Law and Article Eight of the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers and employees in a variety of circumstances, which may include liabilities under the Securities Act. The Registrant also maintains directors' and officers' liability insurance.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant, each of its directors, each of its officers who signed the Registration Statement and each person who controls the Registrant within the meaning of the Securities Act from certain liabilities under the Securities Act.

The Company has entered into an indemnification agreement with its directors and certain of its executive officers. The form of indemnity agreement provides that such persons will be indemnified to the full extent permitted by applicable law against all expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement of any threatened, pending or completed action, suit or proceeding, on account of such person's services as a director or executive officer of the Company or any other company or enterprise in which he is serving at the request of the Company, or as a guarantor of any debt of the Company. To the extent the indemnification provided under the agreement exceeds that permitted by applicable law, indemnification may be unenforceable or may be limited to the extent it is found by a court of competent jurisdiction to be contrary to public policy.

The Company has procured and intends to maintain a policy of insurance under which the directors and officers of the Company will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A)  EXHIBITS.


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1.1      Form of Underwriting Agreement*
  3.1      Articles of Incorporation(1)
  3.2      Bylaws(1)
  3.3      Amendment to Articles of Incorporation(2)
  3.4      Amendments to Bylaws(2)
  3.5      Amendment to Articles of Incorporation(3)
  3.6      Amendment to Articles of Incorporation(4)
  4.1      Form of Common Stock Certificate(2)
  4.2      Form of Representative's Warrants(2)
  4.3      Form of Privately Issued Warrant(2)
  5.1      Opinion of Armstrong Teasdale LLP*
  9.1      Voting Agreement dated January 7, 1999 between S. Leslie
           Flegel and Jonathan J. Ledecky.**
 10.1      Form of Indemnity Agreement with Officers and Directors(1)
 10.2      Lease Agreement dated June 22, 1991 with 711 Gallimore
           Partnership(1)
 10.3      Addendum to the Lease Agreement, dated as of January 1,
           1994, with 711 Gallimore Partnership(3)
 10.4      Addendum to the Lease Agreement, dated as of January 1,
           1996, with 711 Gallimore Partnership(3)
 10.5      Addendum to the Lease Agreement, dated as of April 1, 1996, with 711 Gallimore Partnership(3)
 10.6      Addendum to the Lease Agreement, dated as of April 25, 1996, with 711 Gallimore Partnership(3)
 10.7      Amended and Restated Credit Agreement dated as of March 31,
           1999 among The Source Information Management Company, its
           subsidiaries and Wachovia Bank National Association**
 10.8      The Source Information Management Company Amended and
           Restated 1995 Incentive Stock Option Plan(5)
 10.9      The Source Information Management Company Stock Award
           Plan(6)
 10.10     Form of Employment Agreement with S. Leslie Flegel, William
           H. Lee and W. Brian Rodgers(2)
 10.11     Employment and Non-Competition Agreement with James R.
           Gillis dated as of December 14, 1998(4)
 10.12     Employment Agreement with Richard A. Jacobsen dated as of
           March 24, 1999.(4)
 10.13     Agreement with Dwight L. DeGolia(2)
 10.14     Form of Financial Consulting Agreement with Donald & Co.
           Securities Inc.(2)
 10.15     Asset Purchase Agreement dated as of July 10, 1998 by and
           among The Source Information Management Company, PC-SUB,
           Inc. and Periodical Concepts.(7)
 10.16     Agreement and Plan of Merger dated as of January 7, 1999 by and among The Source Information Management Company,
           Source-U.S. Marketing Services, Inc., U.S. Marketing
           Services, Inc. and U.S. Marketing Shareholders.(8)
 10.17     Asset Purchase Agreement dated as January 7, 1999 by and
           among The Source Information Management Company and Yeager
           Industries, Inc.(8)
 10.18     Asset Purchase Agreement dated as of February 1, 1999 by and among The Source Information Management Company, Chestnut
           Display Systems, Inc. and Chestnut Display Systems (North),
           Inc.(9)
 10.19     Asset Purchase Agreement dated as of February 26, 1999 by
           and among The Source Information Management Company, MYCO,
           Inc. and RY, Inc.(9)
 10.20     Amendment to Asset Purchase Agreement dated as of February
           26, 1999 by and among The Source Information Management
           Company, MYCO, Inc. and RY, Inc.(9)

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 10.21     Asset Purchase Agreement dated March 19, 1999 between The
           Source Information Management Company, The Source-Canada
           Corp. and 132127 Canada Inc.(4)
 10.22     Real Estate Sale Contract dated as of April 20, 1997 by and between 711 Gallimore Partnerships and The Source
           Information Management Company(4)
 10.23     Assignment of and First Amendment to Real Estate Contract
           dated May 14, 1999 by and between 711 Gallimore Partnership,
           William H. Lee, Jr., Jack L. Johnson, George H. Turnbull,
           Robert G. Shupe and The Source Information Management
           Company*
 10.24     Consulting Agreement dated August 31, 1998 between Herbert
           A. Hardt and The Source Information Management Company(4)
 21.1      Subsidiaries of the Company(4)
 23.1      Consent of BDO Seidman, LLP*
 23.2      Consent of BDO Seidman, LLP*
 23.3      Consent of BDO Seidman, LLP*
 23.4      Consent of Ernst & Young LLP, Independent Auditors*
 23.5      Consent of Ernst & Young LLP, Independent Auditors*
 23.6      Consent of Altschuler, Melvoin and Glasser LLP*
 23.7      Consent of Armstrong Teasdale LLP (included in Exhibit 5.1)*
 24.1      Power of Attorney(10)**


---------------------------


*   Filed herewith.



**  Previously filed.



 (1) Incorporated by reference to Registration Statement on Form 10-SB (File no. 0-26238).



 (2) Incorporated by reference to Registration Statement on Form SB-2 (File no. 333-32733).



 (3) Incorporated by reference to Form 10-KSB for the fiscal year ended January 31, 1996.



 (4) Incorporated by reference to Form 10-KSB for the fiscal year ended January 31, 1999.



 (5) Incorporated by reference to Schedule 14A filed on March 9, 1999.



 (6) Incorporated by reference to Form S-8 (File no. 333-16059) filed on November 13, 1996.



 (7) Incorporated by reference to Current Report on Form 8-K filed on August 10, 1998.



 (8) Incorporated by reference to Current Report on Form 8-K filed on January 22, 1999.



 (9) Incorporated by reference to Current Report on Form 8-K filed on March 12, 1999.



(10) This exhibit is contained on the signature page hereof.


     (B)  FINANCIAL STATEMENT SCHEDULES.

     None.

ITEM 17.  UNDERTAKINGS.

     A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     B. The undersigned Registrant hereby undertakes that:

             (1) For purposes of determining any liability under the Securities Act of 1933, the exhibit omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis and State of Missouri on the 9th day of June, 1999.


                                          THE SOURCE INFORMATION MANAGEMENT
                                          COMPANY


                                          By: /s/ S. LESLIE FLEGEL
                                         --------------------------------------
                                                      S. Leslie Flegel
                                                   Chairman of the Board
                                                and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on June 9, 1999.



                      SIGNATURE                        TITLE
                      ---------                        -----
                /s/ S. LESLIE FLEGEL                   Chairman of the Board, Chief Executive Officer
-----------------------------------------------------  and Director (Principal Executive Officer)
                  S. Leslie Flegel

                /s/ W. BRIAN RODGERS                   Secretary and Chief Financial Officer
-----------------------------------------------------  (Principal Financial Officer and Principal
                  W. Brian Rodgers                     Accounting Officer)

                          *                            Vice Chairman, Chief Operating Officer and
-----------------------------------------------------  Director
                 Richard A. Jacobsen

                          *                            Chief Administrative Officer, Chairman of the
-----------------------------------------------------  Executive Committee and Director
                   William H. Lee

                          *                            Director
-----------------------------------------------------
                    Robert Aders

                          *                            Director
-----------------------------------------------------
                 Timothy A. Braswell

                          *                            Director
-----------------------------------------------------
                 Harry L. Franc, III

                          *                            Director
-----------------------------------------------------
                    Aron Katzman

                      SIGNATURE                        TITLE
                      ---------                        -----
                          *                            Director
-----------------------------------------------------
                  Randall S. Minix

              *By: /s/ S. LESLIE FLEGEL
  -------------------------------------------------
                  S. Leslie Flegel
                  Attorney-in-fact

              *By: /s/ W. BRIAN RODGERS
  -------------------------------------------------
                  W. Brian Rodgers
                  Attorney-in-fact

                                 EXHIBIT INDEX


                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                             DESCRIPTION                              PAGES
-------                            -----------                           ------------
  1.1      Form of Underwriting Agreement*
  3.1      Articles of Incorporation(1)
  3.2      Bylaws(1)
  3.3      Amendment to Articles of Incorporation(2)
  3.4      Amendments to Bylaws(2)
  3.5      Amendment to Articles of Incorporation(3)
  3.6      Amendment to Articles of Incorporation(4)
  4.1      Form of Common Stock Certificate(2)
  4.2      Form of Representative's Warrants(2)
  4.3      Form of Privately Issued Warrant(2)
  5.1      Opinion of Armstrong Teasdale LLP*
  9.1      Voting Agreement dated January 7, 1999 between S. Leslie
           Flegel and Jonathan J. Ledecky.**
 10.1      Form of Indemnity Agreement with Officers and Directors(1)
 10.2      Lease Agreement dated June 22, 1991 with 711 Gallimore
           Partnership(1)
 10.3      Addendum to the Lease Agreement, dated as of January 1,
           1994, with 711 Gallimore Partnership(3)
 10.4      Addendum to the Lease Agreement, dated as of January 1,
           1996, with 711 Gallimore Partnership(3)
 10.5      Addendum to the Lease Agreement, dated as of April 1, 1996, with 711 Gallimore Partnership(3)
 10.6      Addendum to the Lease Agreement, dated as of April 25, 1996, with 711 Gallimore Partnership(3)
 10.7      Amended and Restated Credit Agreement dated as of March 31,
           1999 among The Source Information Management Company, its
           subsidiaries and Wachovia Bank National Association**
 10.8      The Source Information Management Company Amended and
           Restated 1995 Incentive Stock Option Plan(5)
 10.9      The Source Information Management Company Stock Award
           Plan(6)
 10.10     Form of Employment Agreement with S. Leslie Flegel, William
           H. Lee and W. Brian Rodgers(2)
 10.11     Employment and Non-Competition Agreement with James R.
           Gillis dated as of December 14, 1998(4)
 10.12     Employment Agreement with Richard A. Jacobsen dated as of
           March 24, 1999.(4)
 10.13     Agreement with Dwight L. DeGolia(2)
 10.14     Form of Financial Consulting Agreement with Donald & Co.
           Securities Inc.(2)
 10.15     Asset Purchase Agreement dated as of July 10, 1998 by and
           among The Source Information Management Company, PC-SUB,
           Inc. and Periodical Concepts.(7)
 10.16     Agreement and Plan of Merger dated as of January 7, 1999 by and among The Source Information Management Company,
           Source-U.S. Marketing Services, Inc., U.S. Marketing
           Services, Inc. and U.S. Marketing Shareholders.(8)
 10.17     Asset Purchase Agreement dated as January 7, 1999 by and
           among The Source Information Management Company and Yeager
           Industries, Inc.(8)
 10.18     Asset Purchase Agreement dated as of February 1, 1999 by and among The Source Information Management Company, Chestnut
           Display Systems, Inc. and Chestnut Display Systems (North),
           Inc.(9)

                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                             DESCRIPTION                              PAGES
-------                            -----------                           ------------
 10.19     Asset Purchase Agreement dated as of February 26, 1999 by
           and among The Source Information Management Company, MYCO,
           Inc. and RY, Inc.(9)
 10.20     Amendment to Asset Purchase Agreement dated as of February
           26, 1999 by and among The Source Information Management
           Company, MYCO, Inc. and RY, Inc.(9)
 10.21     Asset Purchase Agreement dated March 19, 1999 between The
           Source Information Management Company, The Source-Canada
           Corp. and 132127 Canada Inc.(4)
 10.22     Real Estate Sale Contract dated as of April 20, 1997 by and between 711 Gallimore Partnerships and The Source
           Information Management Company(4)
 10.23     Assignment of and First Amendment to Real Estate Contract
           dated May 14, 1999 by and between 711 Gallimore Partnership,
           William H. Lee, Jr., Jack L. Johnson, George H. Turnbull,
           Robert G. Shupe and The Source Information Management
           Company*
 10.24     Consulting Agreement dated August 31, 1998 between Herbert
           A. Hardt and The Source Information Management Company(4)
 21.1      Subsidiaries of the Company(4)
 23.1      Consent of BDO Seidman, LLP*
 23.2      Consent of BDO Seidman, LLP*
 23.3      Consent of BDO Seidman, LLP*
 23.4      Consent of Ernst & Young LLP, Independent Auditors*
 23.5      Consent of Ernst & Young LLP, Independent Auditors*
 23.6      Consent of Altschuler, Melvoin and Glasser LLP*
 23.7      Consent of Armstrong Teasdale LLP (included in Exhibit 5.1)*
 24.1      Power of Attorney(10)**


---------------------------


*     Filed herewith.


**   Previously filed.


 (1) Incorporated by reference to Registration Statement on Form 10-SB (File no. 0-26238).


 (2) Incorporated by reference to Registration Statement on Form SB-2 (File no. 333-32733).


 (3) Incorporated by reference to Form 10-KSB for the fiscal year ended January 31, 1996.


 (4) Incorporated by reference to Form 10-KSB for the fiscal year ended January 31, 1999.


 (5) Incorporated by reference to Schedule 14A filed on March 9, 1999.


 (6) Incorporated by reference to Form S-8 (File no. 333-16059) filed on November 13, 1996.


 (7) Incorporated by reference to Current Report on Form 8-K filed on August 10, 1998.


 (8) Incorporated by reference to Current Report on Form 8-K filed on January 22, 1999.


 (9) Incorporated by reference to Current Report on Form 8-K filed on March 12, 1999.


(10) This exhibit is contained on the signature page hereof.